As filed with the Securities and Exchange Commission on July 11, 2012

Registration No. 333-181855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

iWatt Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3674	77-0509865
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

675 Campbell Technology Parkway, Suite 150

Campbell, California 95008

(408) 374-4200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Ron Edgerton

President and Chief Executive Officer

675 Campbell Technology Parkway, Suite 150

Campbell, California 95008

(408) 374-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven E. Bochner Nathaniel P. Gallon Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300	Jorge del Calvo Gabriella A. Lombardi Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, CA 94304-1114 (650) 233-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and smaller reporting company in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☐		Accelerated	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 11, 2012

PROSPECTUS

             Shares

Common Stock

This is an initial public offering of shares of common stock of iWatt Inc. We are offering              shares of our common stock to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional              shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders. Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on The NASDAQ Global Market under the symbol “IWAT.”

It is currently estimated that the initial public offering price per share will be between $         and $        .

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 before you consider buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any recommendation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to iWatt	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from iWatt at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2012.

Barclays	UBS Investment Bank

Canaccord Genuity	Baird	Needham & Company

Prospectus dated                     , 2012

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including,                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information you should consider before investing in our common stock. Before making an investment decision, you should carefully read the entire prospectus, especially the risks set forth under the heading “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus. References in this prospectus to “our company,” “we,” “us” and “our” refer to iWatt Inc. and its subsidiaries and predecessors during the period presented unless the context requires otherwise.

Company Overview

We are a leading provider of digital-centric power management integrated circuits or ICs. Our innovative PrimAccurate technology platform enables high performance, efficient, small form factor and cost effective solutions for large and growing markets such as AC/DC power conversion, LED solid-state lighting, or LED SSL, and LED display backlighting. Our solutions are designed into the products of leading global original equipment manufacturers, or OEMs, including Samsung Electronics Co., Ltd. (Samsung), through its original design manufacturers, or ODMs, and distributors, Apple Inc. (Apple), through its ODMs, Royal Philips Electronics (Philips) and Sharp Corporation (Sharp). We have shipped more than one billion power management ICs since 2007, including more than 400 million ICs in 2011.

We believe our PrimAccurate technology platform enables real time performance optimization across a wide range of operating conditions and is embedded in substantially all of our products. In the AC/DC power conversion market, we primarily focus on providing power management solutions for up to 50 watt applications. Our PrimAccurate technology platform enables small form factor, zero standby power, which is considered in the industry to be any standby power usage of 5 milliwatts or less, and cost effective adapters for mobile devices, including smartphones and tablets. We also leverage our PrimAccurate technology in the LED SSL market to provide small form factor and cost effective solutions for lighting applications. Our solutions for the LED SSL market also incorporate our Flickerless technology and are compatible with a large installed base of lighting dimmers. Our solutions for the LED display backlighting market incorporate our BroadLED technology, which reduces power consumption and heat generation in LED backlit displays. We intend to continue to leverage these technologies to move into additional applications within our end markets and expand into greater than 50 watt applications, such as household appliances.

We have a history of technology innovation, as evidenced by 44 granted U.S. patents and 32 U.S. and 35 foreign pending patent applications as of March 31, 2012. We design, develop and market our proprietary products and utilize third-party foundries and assembly and test subcontractors to manufacture, assemble, and test our products. We grew our revenue from $18.6 million in 2009 to $50.4 million in 2011. We generated revenue of $8.9 million and $16.1 million for the three months ended March 31, 2011 and 2012, respectively. We incurred a net loss of $(11.9) million in 2009 and generated net income of $0.2 million in 2011 and incurred a net loss of $(1.1) million and $(8.2) million for the three months ended March 31, 2011 and 2012, respectively. We also incurred an adjusted net loss of $(6.6) million in 2009 and generated adjusted net income of $2.6 million in 2011. We incurred adjusted net losses of $(0.3) million and $(1.8) million for the three months ended March 31, 2011 and 2012, respectively. The adjusted net loss for the three months ended March 31, 2012 included $1.9 million in costs related to our acquisition of the China Technology Center, or CTC, business. Adjusted net income (loss) is a non-GAAP financial measure. A reconciliation of GAAP to non-GAAP financial information has been provided in the section entitled “Summary Consolidated Financial Data.”

Market Opportunity

Large and growing end markets

The power management semiconductor market was estimated to be $10.4 billion in 2011(1), according to industry research firm Gartner. Within this market, we focus on the following large and high growth segments:

AC/DC power conversion. The mobile devices market represents one of the largest growth areas for AC/DC power conversion. According to Gartner, smartphones are projected to grow from 299 million units in 2010 to 1.2 billion units by 2015(2). In addition, Gartner projects tablets to grow from 18 million units in 2010 to 335 million units by 2015(3). Adapters for these devices consume standby power when they are plugged into an outlet even if the device has been disconnected or is in a standby mode. The standby power drain from these power adapters accounts for approximately 10% of an average U.S. home’s annual power usage. With the concern over the amount of energy wasted each year, the race to zero standby power has been one of the most important trends and a key focus area in the industry. There is an increasing need for efficient power solutions that have smaller form factors and lower cost.

LED SSL. LED SSL adoption has increased due to regulatory mandates and incentives and falling costs from improvements in technology and manufacturing yields. According to McKinsey, total LED SSL shipments are expected to grow from 272 million units in 2011 to 1.9 billion units in 2015. LED SSL has many advantages over competing light sources, including lower energy consumption, longer lifetime, higher quality of light, reduced form factor, and minimal environmental impact. Challenges associated with LED adoption, such as flicker and compatibility with the installed base of existing fixtures and dimmers, demand high-performance solutions with smaller form factors.

LED display backlighting. Falling LED prices are also creating a significant opportunity in the LED backlit LCD display market. According to McKinsey, LED TVs are expected to grow from 36 million units in 2010 to 248 million units by 2015. The most common method of LED backlighting is edge-lighting. As the cost of LEDs drop, manufacturers of LED TVs are migrating to direct-lit and segment-edge-lit backlighting technologies that adjust the brightness of LEDs individually to improve the picture quality and reduce power consumption. However, these advanced backlighting technologies utilize hundreds, or even thousands, of LEDs, driving the need for highly efficient driver ICs.

Environmental and regulatory catalysts

Worldwide demand for power is expected to grow over 20% from 2008 to 2020. Regulatory bodies such as the EPA, and the International Energy Agency have launched a number of initiatives to encourage more efficient consumption of energy. Governments across the world are focused on improving energy efficiency by implementing policies and subsidies to accelerate the transition to more efficient forms of lighting, including LEDs, by requiring the elimination of incandescent bulbs within specified timeframes.

Competitive solutions and their limitations

AC/DC power conversion. Several competitive solutions exist today to achieve AC/DC power conversion, but we believe these solutions have limitations around technical issues, form factors and cost.

(1)	Gartner, Forecast: Semiconductor Consumption by Electronic Equipment Type, Worldwide, 2009–2016, 1Q12 Update, March 2012.
(2)	Gartner, Forecast: Mobile Devices by Open Operating System, Worldwide, 2009–2016, 1Q12 Update, April 2012.
(3)	Gartner, Forecast: Media Tablets by Operating System, Worldwide, 2010–2016, 1Q12 Update, March 2012.

Traditional Analog Solutions. Traditional solutions use a purely analog approach for power control that requires both a primary side driver and a secondary side controller. The secondary side monitors the output voltage and provides feedback to the primary side using optical signals through an opto-isolator. We believe these solutions tend to use a greater number of discrete components, leading to relatively high assembly costs, larger form factor and less reliability.

Analog and Digital Primary-side Solutions. Primary-side regulation eliminates the secondary side controller and opto-isolator, reducing the number of required components and overall system cost. The output voltage and current is monitored and controlled from the primary side. However, we believe these solutions often have less accurate output voltage and current regulation, resulting in slower charging times and increased power consumption.

Several competitive approaches offer a monolithic solution by integrating the output driver into the controller. While monolithic solutions are easier to integrate, they often have larger form factors. The drive strength of the integrated driver is also typically application-specific, making the monolithic solutions less scalable. While these output drivers are simple to manufacture, we believe that integrating them into the controller subjects them to the increased complexity of manufacturing the controller, thereby increasing the overall cost of the solution.

LED SSL. Form factor constraints of existing LED driver modules sometimes make it difficult to fit them into replacement bulbs. We believe that available primary-side analog and digital solutions, while helping with bill of material costs, generally provide less accurate voltage and current outputs. Improving light quality and achieving compatibility with installed dimmers are key to widespread LED SSL adoption, but many competitive solutions lack such capabilities.

LED display backlighting. Edge-lit solutions keep the LEDs illuminated at all times, resulting in increased power consumption. Direct-lit and segment-edge-lit solutions enable local dimming by controlling LEDs individually, which improves picture quality. These advanced technologies require hundreds of LEDs configured in dozens of strings that are independently driven. Typical drivers that exist today can only handle eight to sixteen LED strings per IC, resulting in a large number of driver ICs per display. Also, tolerances in the manufacture of LEDs lead to voltage variations in the strings, causing a significant amount of power to be wasted within the display, increasing heat generation and incidences of thermal stress-related LED failures.

Our Solutions

Our proprietary PrimAccurate technology platform provides highly integrated ICs that we believe are efficient and performance optimized. Our platform approach enables significant reuse of our core intellectual property across the three markets that we currently serve:

AC/DC power conversion. The higher levels of integration in our designs eliminate components, leading to smaller form factor, lower production cost and improved reliability. Dynamic adaptive control inherent in our PrimAccurate technology improves performance by adjusting the internal parameters in response to varying input, output and temperature conditions, thereby reducing overall power consumption and heat generation. In addition, dynamic control significantly reduces standby power consumption. Digital primary feedback in our solutions also enables accurate control of the output voltage and current, which we believe results in faster charging of devices and reduced power consumption.

Our proprietary digital algorithms enable dynamic control of the switching of the output drive transistor, which we believe reduces the electromagnetic interference, or EMI, that is generated and lowers the associated EMI filtering cost. Our digital designs enable testing under real world conditions using field programmable gate arrays, or FPGAs, before manufacture of the power management ICs, significantly reducing design errors.

Our PrimAccurate technology platform is scalable across applications with different power requirements through the use of combinations of external components with our digital controller. For example, we are able to leverage a single design for five different products across all of our end markets by having it packaged together with a different external driver for each application. Our products for this market include AC/DC digital controllers for up to 50 watt applications.

LED SSL. In addition to PrimAccurate technology, our LED SSL driver solutions incorporate our Flickerless technology, which we believe helps eliminate flicker while maintaining compatibility with a wide range of existing dimming technology. Our solutions eliminate components such as the opto-isolator, leading to smaller form factor, improved lifetime and reliability, and are easily retrofittable across existing light fixtures. Our digital LED driver IC incorporating both PrimAccurate and Flickerless technologies was named a “Hot 100 Product of 2011” in the optoelectronics category by EDN Magazine. Our products for the LED SSL market include drivers for a range of dimmable and non-dimmable applications up to 40 watts, which is equivalent in brightness to a 200W incandescent bulb.

LED display backlighting. Our solutions for the LED display backlighting market incorporate our BroadLED technology, which we believe reduces power consumption and heat generation in LED displays. Our solutions utilize digital power control algorithms combined with advanced mixed-signal technology to support 16, 32 or 64 parallel LED strings from a single driver IC and enable local dimming of the display by allowing independent control of LEDs. Our BroadLED technology also efficiently matches voltage variations across parallel LED strings, reducing heat generation and thermal failures, and enabling control of a greater number of LED strings per driver IC.

Our Strategy

Our goal is to be the leader in innovative power management ICs. Key elements of our strategy include:

•

Extend our technology advantage. We intend to continue to invest in the research and development of efficient power control solutions designed to meet increasingly higher performance requirements as well as lower cost and lower power demands of our customers. We believe our proven technical ability will continue to foster innovation and extend what we believe to be our technology advantage as we further penetrate our existing markets and develop solutions for additional target markets.

•

Continue developing new, differentiated products to increase adoption in our current markets. We intend to continue leveraging our technology platform to offer highly differentiated products. We believe these product enhancements increase adoption, resulting in additional growth opportunities. For example, we intend to develop products for the AC/DC power conversion market that support multiple outputs and higher output power applications. In the LED SSL market, we intend to facilitate the integration of wireless controller and color controller functions directly into LED lamps to reduce overall energy costs and enhance user experience.

•

Target new applications requiring higher power, high-efficiency solutions. We intend to leverage our technical expertise and proprietary design capabilities to enter additional markets. We intend to target adjacent markets that typically require higher power, multi-output solutions such as household appliances.

•

Expand our global sales and marketing and distribution efforts. We intend to continue to expand our sales, design and technical support organization. We also expect to increase the number of field applications engineers in Asia to provide local support to our customers. In addition to improving our sales capacity, we intend to leverage our channel partners to generate continued demand for our products.

•

Deepen key relationships with our large OEM customers. We have established strong relationships with leading global OEMs such as Samsung, through its ODMs and distributors, Apple, through its ODMs, Philips and Sharp. The close relationships we have with our customers and our understanding of their requirements have helped us to define our products. In addition to continuing to build and strengthen our relationships with existing customers, we intend to focus our efforts on diversifying our customer base by capturing new strategic accounts that currently do not use our solutions.

Risks Related to Our Business

Investing in our common stock involves substantial risks, including, but not limited to, the following:

•

Dependence on a Limited Number of Customers.  We derive a significant portion of our revenue from a limited number of distributors, OEMs and ODMs. In 2009, 2010, 2011 and in three months ended March 31, 2012, sales to distributors accounted for 60%, 75%, 71%, and 53% of our revenue, respectively. Sales to Cytech, one of our distributors, accounted for 54%, 61%, 54%, and 47% of our total revenue for the years ended December 31, 2009, 2010 and 2011 and for the three months ended March 31, 2012, respectively. In 2009, 2010, 2011 and in the three months ended March 31, 2012, sales to ODMs accounted for 38%, 21%, 23%, and 34% of our revenue, respectively. The loss of or any significant decline in total revenue from any OEM, ODM or distributor could have an adverse effect on our financial condition and results of operations.

•

Lack of Long-Term Purchase Commitments.  Substantially all of our sales are made on a purchase order basis, and we do not have long-term purchase commitments with any of our customers. The loss of, or reduction in sales to, a key customer would materially and adversely affect us.

•

Substantial Customer Negotiating Leverage.  Many of our customers have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers have and may continue to seek advantageous pricing and other commercial terms and may require us to develop additional features in the products we sell to them.

•

Intense Competition.  We expect competition to increase and intensify as additional and larger semiconductor companies enter our markets and as our current competitors continue to develop new technologies and bring new products to these markets. Increased competition could materially and adversely affect our business, revenue and operating results.

•

Growth and Development of Target Markets.  To date, we have generated a substantial amount of our revenue from the AC/DC power conversion market. In addition, we are devoting significant resources to our solutions for the LED SSL and LED display backlighting markets. The growth of these markets depends on the continued growth of the corresponding consumer end markets. We cannot be sure that they will continue to grow at the rates that we forecast, if at all.

•

Lengthy Sales Cycle.  We must participate in and win competitive bid processes, commonly known as “design wins,” to sell our ICs. The design win process is lengthy, and we may not secure the design win or generate any revenue despite incurring significant expenditures. Even after securing a design win, we may experience delays in generating revenue or may never generate revenue from that design win.

•

Reliance on Third Parties for Manufacturing and Testing and Assembly.  We rely on a limited number of third parties to manufacture, assemble and test our products. The failure to manage our relationships with these third-party contractors and ensure timely delivery of quality products could adversely affect our business, financial condition and results of operations.

•

History of Losses and Accumulated Deficit.  As of March 31, 2012, we had an accumulated deficit of $93.2 million and have incurred net losses in each year from our inception through 2009 and for the three months ended March 31, 2011 and 2012, and we may incur net losses in the future.

Before you invest in our common stock, you should carefully consider all the information in this prospectus including matters set forth under the heading “Risk Factors.”

We are an emerging growth company as defined in Section 2(a)(19) of the Securities Act and Section 3(a)(80) of the Exchange Act. Pursuant to Section 102 of the Jumpstart Our Business Startups Act, or JOBS Act, we have omitted selected consolidated financial data for any period prior to 2009, have provided reduced executive compensation disclosure and have omitted a compensation discussion and analysis from this prospectus. Pursuant to Section 107 of the JOBS Act, we have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Corporate Information

We were incorporated in the State of California in March 1999 and we reincorporated in the State of Delaware in June 2012. Our principal executive offices are located at 675 Campbell Technology Parkway, Suite 150, Campbell, California 95008. Our telephone number at that location is (408) 374-4200. Our website address is www.iwatt.com. Information on our website is not part of this prospectus and should not be relied upon in determining whether to make an investment decision.

“iWatt,” “PrimAccurate,” “Flickerless” and “BroadLED” and other trademarks or service marks of iWatt appearing in this prospectus are the property of iWatt Inc. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

We have several subsidiaries and branches located outside the United States to support our business. These entities engage in sales and marketing, research and development, and operations related activities. As of March 31, 2012, we had subsidiaries located in Hong Kong, China and Japan. Our subsidiary in Hong Kong maintains branches in Korea and Taiwan. Starting in the second quarter of 2012, we commenced an internal restructuring of our subsidiaries and branches outside of the United States to help support our international expansion and operational vision which we anticipate will result in us owning additional subsidiaries located outside of the U.S.

THE OFFERING

Common stock offered by us	shares

Common stock offered by selling stockholders	shares

Common stock to be outstanding immediately after this offering	shares ( if the underwriters exercise their over-allotment in full)

Over-allotment option	shares

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. In addition, we may use a portion of the proceeds from this offering for acquisitions of complementary businesses, technologies or other assets. We will not receive any of the proceeds from the sale of shares to be offered by selling stockholders. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 12 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	IWAT

The number of shares of common stock to be outstanding immediately after this offering is based on 184,387,738 shares outstanding as of March 31, 2012, and excludes:

•

49,354,575 shares of common stock issuable upon the exercise of options outstanding under our 2000 Stock Plan and 2010 Equity Incentive Plan as of March 31, 2012, at a weighted average exercise price of $0.21 per share;

•	18,756,156 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2012, at a weighted average exercise price of $0.30 per share, which consists of:

•	16,767,444 shares of common stock issuable upon the automatic exercise of warrants immediately prior to the completion of this offering unless exercised prior to such time; and

•	1,988,712 shares of common stock issuable upon the exercise of warrants that will remain outstanding following completion of this offering;

•	6,070,239 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan and shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan; and

•	shares of common stock reserved for future issuance under our 2012 Employee Stock Purchase Plan.

Unless otherwise stated, all information in this prospectus (other than historical financial statements) is as of March 31, 2012 and assumes:

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 174,921,766 shares of our common stock;

•	no exercise of options or warrants outstanding as of March 31, 2012;

•	no exercise of the underwriters’ over-allotment option; and

•	our reincorporation in Delaware in connection with this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial information. The information set forth below should be read together with “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

We derived our summary statements of operations data for the years ended December 31, 2009, 2010 and 2011 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We derived our summary statements of operations data for the three months ended March 31, 2011 and 2012 and consolidated balance sheet data as of March 31, 2012 from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include, in our opinion, all adjustments, which included only normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those financial statements. Historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012(1)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$18,621	$30,723	$50,427	$8,945	$16,143
Cost of goods sold(2)	10,919	17,646	27,569	4,858	8,476

Gross profit	7,702	13,077	22,858	4,087	7,667
Operating expense:
Research and development(2)	8,318	8,883	9,566	2,288	3,388
Sales and marketing(2)	3,704	4,855	7,564	1,503	2,808
General and administrative(2)	2,615	2,256	3,622	614	3,811

Total operating expense	14,637	15,994	20,752	4,405	10,007

Income (loss) from operations	(6,935)	(2,917)	2,106	(318)	(2,340)
Other expense	(4,679)	(602)	(3,368)	(777)	(5,814)

Loss from continuing operations before income taxes	(11,614)	(3,519)	(1,262)	(1,095)	(8,154)
Provision (benefit) for income taxes	75	(44)	153	35	33

Net loss from continuing operations	(11,689)	(3,475)	(1,415)	(1,130)	(8,187)

Loss from discontinued operations and gain on sale of discontinued operations, net of income taxes (Note 3 to Notes to Consolidated Financial Statements)	(238)	3,778	1,601	—	—

Net income (loss)	$(11,927)	$303	$186	$(1,130)	$(8,187)

Net income (loss) per common share – basic and diluted	$(3.59)	$—	$—	$(0.31)	$(1.37)

Weighted-average shares used in computing net income (loss) per common share:
Basic and diluted	3,322,187	3,565,019	3,789,373	3,665,399	5,973,147

Other Financial Data:
Adjusted net income (loss)(3)	$(6,580)	$(2,404)	$2,620	$(255)	$(1,783)

(1)	We acquired our CTC business on February 29, 2012. Results for the period include the CTC operations beginning on February 29, 2012.
(2)	Stock-based compensation expense is included in our results of operations as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands)
Cost of goods sold	$24	$44	$72	$14	$30
Research and development	165	158	155	38	75
Sales and marketing	73	116	197	38	87
General and administrative	295	294	339	80	92

Total	$557	$612	$763	$170	$284

(3)	Adjusted net income (loss) is a non-GAAP financial measure. We disclose adjusted net income (loss) in this prospectus to provide investors with additional information about our financial results. We have included adjusted net income (loss) in this prospectus because it is a key measure we use to evaluate our operating performance, generate future operating plans and make strategic decisions for the allocation of capital. Accordingly, we believe that adjusted net income (loss) provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP. The following table presents a reconciliation of adjusted net income (loss) to net income (loss) for each of the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands)
Reconciliation of Adjusted Net Income (Loss) to Net Income (Loss):
Net income (loss)	$(11,927)	$303	$186	$(1,130)	$(8,187)
Loss from discontinued operations and gain on sale of discontinued operations, net of income taxes	238	(3,778)	(1,601)	—	—
Change in fair value of convertible preferred stock warrant liability	2,788	190	3,145	669	5,737
Amortization of debt discount and intangibles	1,764	269	127	36	383
Stock-based compensation	557	612	763	170	284

Adjusted net income (loss)	$(6,580)	$(2,404)	$2,620	$(255)	$(1,783)

This non-GAAP financial measure should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Adjusted net income (loss) may be of limited value because it excludes charges that have a material impact on our reported financial results. In addition, other companies, including companies in our industry, may calculate adjusted net income (loss) differently or not at all, which reduces its usefulness as a comparative measure. Therefore, adjusted net income (loss) should not be relied on as the sole financial measure to evaluate our business. This non-GAAP financial measure is meant to supplement, and be viewed in conjunction with, our GAAP financial measures. We compensate for the material limitations of this non-GAAP financial measure by evaluating it in conjunction with our GAAP financial measures.

Our consolidated balance sheet as of March 31, 2012 is presented on:

•	an actual basis;

•

a pro forma basis, giving effect to (1) the automatic conversion of all outstanding shares of our convertible preferred stock into 174,921,766 shares of common stock, (2) the conversion of all of our outstanding warrants to purchase preferred stock into warrants to purchase 18,756,156 shares of our common stock and (3) the effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering, as if such conversion had occurred and our amended and restated certificate of incorporation had become effective on March 31, 2012; and

•

a pro forma as adjusted basis, giving effect to the pro forma adjustments and the sale of                 shares of common stock by us in this offering, based on an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

Consolidated Balance Sheet Data:

	As of March 31, 2012
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$4,358	$4,358	$
Net working capital(2)	5,068	5,068
Total assets	21,561	21,561
Total debt, including current portion	240	240
Convertible preferred stock warrant liability	13,240	—
Convertible preferred stock	82,790	—
Total stockholders’ equity (deficit)	(3,136)	10,104

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents, net working capital, total assets, and total stockholders’ equity (deficit) by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	“Net working capital” is defined as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before making a decision to buy our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition, results of operations or prospects could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

We depend on a limited number of customers for a substantial portion of our revenue. The loss of, or a significant reduction in orders from, one or more of our major customers could negatively impact our revenue and operating results.

We derive a significant portion of our revenue from a limited number of distributors, OEMs and ODMs. In 2009, 2010, 2011 and in three months ended March 31, 2012, sales to distributors accounted for 60%, 75%, 71%, and 53% of our revenue, respectively. Sales to Cytech, one of our distributors, accounted for 54%, 61%, 54%, and 47% of our total revenue for the years ended December 31, 2009, 2010 and 2011 and for the three months ended March 31, 2012, respectively. In 2009, 2010, 2011 and in the three months ended March 31, 2012, sales to ODMs accounted for 38%, 21%, 23%, and 34% of our revenue, respectively. If the relationship between our customers that purchase our products directly and OEMs that incorporate our products is disrupted for inability to deliver sufficient products or for any other reason, it could have a significant negative impact on our business. In 2009, 2010, 2011 and the three months ended March 31, 2012, sales to Samsung, through its ODMs and distributors, in aggregate represented 10%, 21%, 32%, and 45% of our revenue, respectively. Our sales to Flextronics and Foxlink, the ODMs that incorporate our ICs into products for Apple, represented in aggregate 18% and 16% of our total revenue for the year ended December 31, 2011 and for the three months ended March 31, 2012, respectively. We anticipate that sales to a limited number of ODMs, OEMs and distributors will continue to account for a significant percentage of our total revenue for the foreseeable future. Our customer concentration may cause our financial performance to fluctuate significantly from period to period based on the device release cycles and seasonal sales patterns of these ODMs, OEMs and the success of their products. The three end markets in which we currently sell our IC products are prone to significant and unpredictable changes in demand, and our product sales are directly affected by the ability of our concentrated customer base to sell their products or electronic systems that incorporate our products. If our OEM customers’ products are not commercially successful or if the development or commercial introduction of such products is delayed or fails to occur as planned or forecasted, or if our OEM customers or distributors do not consistently manage their inventory of products we sell to them, our revenue and operating results will be negatively impacted. The loss of or any significant decline in total revenue from any OEM, ODM or distributor could have an adverse effect on our financial condition and results of operations.

We do not have long-term purchase commitments from our customers. If our customers cancel or change their purchase commitments, our revenue and operating results could suffer.

Substantially all of our sales to date have been made on a purchase order basis. We do not have any long-term commitments with any of our significant customers. As a result, our significant customers may cancel, change or delay product purchase commitments with little or no notice to us and without penalty. This in turn could cause our revenue to decline and materially and adversely affect our results of operations.

Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that result in increased cost of sales, decreased revenue and lower average selling prices and gross margins, all of which would harm our operating results.

Many of our customers are large electronics manufacturers that have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers have and may continue to seek advantageous pricing and other commercial terms and may require us to develop additional features in the products we sell to them. We have and may continue to be required to reduce the average selling price, or increase the average cost, of our products in response to these pressures or competitive pricing pressures. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs.

We face intense competition and expect competition to increase in the future. If we fail to compete effectively, it could have an adverse effect on our business, financial condition and results of operations.

The global semiconductor market in general, and our target markets in particular, are highly competitive. Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. Many of our competitors have more experience in developing or acquiring new products and technologies and in creating market awareness for those products and technologies. For example, in the AC/DC power conversion market, we consider our competitors to include, but not be limited to, Power Integrations, Inc., Fairchild Semiconductor International, Inc., and BCD Semiconductor Manufacturing Limited. In the LED solid-state lighting or SSL market, we consider our competitors to include, but not be limited to, NXP Semiconductors N.V., Texas Instruments Incorporated, and Power Integrations, Inc. In the LED display backlighting market, we consider our competitors to include, but not be limited to, austriamicrosystems AG, Rohm Co., Ltd., and Skyworks Solutions, Inc. Due to our relatively small size and limited resources, we may be perceived to be at a competitive disadvantage and, as a result, we may lose competitive bidding processes as companies may hesitate to entrust us with a critical supply relationship. We also compete with low-cost producers in China that can increase pricing pressure on us as well as a number of smaller companies that provide competition for a specific product, customer segment or geographic market. Due to the narrower focus of their efforts, these competitors may achieve commercial availability of their products more quickly than we can and may provide attractive alternatives to our customers or potential customers.

We expect competition to increase and intensify as more semiconductor companies enter our markets and as our current competitors continue to develop new technologies and bring new products to these markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, financial condition and operating results. Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends and attitudes. In some instances, our customers have the ability to design their own ICs and may decide to produce ICs that are competitive with ours. Moreover, our relationships with some of our customers may deter other potential customers that compete with these customers from buying our products. During past periods of downturns in our industry, competition in the markets in which we operate intensified as our customers reduced their purchase orders.

Our target markets may not grow or develop as we currently expect and are subject to market risks, any of which could materially harm our business, financial condition and results of operations.

To date, we have generated a substantial amount of our revenue from the AC/DC power conversion market. In addition, we are devoting significant resources to our solutions for the LED SSL and LED display backlighting markets. The growth of these markets depends on the continued growth of the corresponding consumer end markets, such as smartphones and tablets as well as LED lighting and LED display backlighting products such as televisions. While these markets have been growing in recent years, we cannot be sure that they will continue to grow at the rates that we forecast, if at all. For example, in the AC/DC power conversion market, smartphones and tablets account for an increasing share of the larger mobile device market. A substantial majority of our revenue is expected to continue to come from demand for incorporating our semiconductor products into the power adapters and chargers of these devices. If consumer demand for these devices or their adapters slows or manufacturers of these devices choose alternative suppliers for power management semiconductors or develop alternative power adapter form factors or technologies that are either not compatible with our products or that do not require our products, it will have a material and adverse impact on our revenue and business. The continued growth of our LED SSL revenue, which we expect to be an important component of our overall revenue growth, depends on this end market’s continued acceptance of LED lighting as a compelling alternative to traditional lighting solutions. If alternative lighting technologies replace LED solutions or LED lighting falls out of favor for any other reason, our LED SSL revenue will be materially and adversely affected. Similarly in the LED display backlighting market, if consumers choose other types of televisions (for example, plasma and OLED) or other types of backlighting (for example, edge-lit) over direct and segment backlit LED televisions, it will negatively impact the demand for our LED backlight products, which could materially and adversely harm our ability to compete in this market and hinder our ability to grow our overall future revenue, which would materially and adversely affect our business, financial condition and results of operations.

Our sales cycles can be long, which could result in uncertainty and delays in generating revenue.

Even after securing a design win, we may experience delays in generating revenue from our products as a result of the lengthy sales cycle typically required. Our customers generally take a considerable amount of time to evaluate our products. Our sales cycle from initial engagement to volume shipment is typically nine to 12 months, and may in some instances take as long as 24 months in the LED backlighting display market. The delays inherent in these lengthy sales cycles increase the risk that a customer will decide to cancel, curtail, reduce or delay its product plans or adopt a competing design from one of our competitors, causing us to lose anticipated revenue. In addition, any delay or cancellation of a customer’s plans could materially and adversely affect our financial results, as we typically incur significant upfront expense without generating any revenue. If we were unable to generate revenue after incurring substantial expenses to develop any of our products, our business would suffer.

If we fail to achieve initial design wins for our products, we may lose the opportunity to make sales for a significant period of time to customers and may be unable to recoup our investments in our products, which could harm our results of operations.

We are focused on winning more competitive bid processes, known as “design wins,” that enable us to sell our ICs for use in our customers’ products. These selection processes typically are lengthy and can require us to incur significant upfront design and development expenditures and dedicate scarce engineering resources in pursuit of a particular customer opportunity. Our ability to achieve design wins is subject to numerous risks, including competitive pressures as well as technological risks. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. Failure to obtain a design win could prevent us from offering an entire generation of a product. This could cause us to lose revenue and could weaken our position in future competitive selection processes. In addition, if we fail to achieve a design win for a particular product with a prospective customer, it is difficult to sell our solutions for that product to such prospective customer in the future because once a customer has designed a supplier’s products into that particular product, the customer may be reluctant to change its source of components for that product due to the significant cost, time, effort and risk associated with qualifying a new supplier and modifying its design platforms. Accordingly, if we fail to achieve design wins with key manufacturers, our market share and revenue may be adversely affected.

Our substantial reliance on an indirect sales model subjects us to risks outside of our control, which could harm our results of operations.

Aggregate sales to our distributors represented 60%, 75%, 71% and 53% of our revenue for the years ended December 31, 2009, 2010, 2011 and the three months ended March 31, 2012, respectively. Our substantial reliance on an indirect sales model whereby we typically sell substantially all of our ICs through ODMs and distributors rather than directly to OEM end customers subjects us to risks that are outside of our control. If the relationship between the distributors and ODMs that purchase our products directly and our OEM end customers is disrupted or deteriorates, even if we are not responsible for the breakdown in the relationship between distributor or ODM on the one hand and OEM on the other hand, we could lose the business of that OEM customer, which could have a significant negative impact on our business. We do not know the terms of these distributors’ or ODM’s business relationships with our OEM end customers. Our OEM end customers may also choose to work with other distributors or ODMs with whom we do not have a business relationship. The disruption of the relationship between the distributors and ODMs who purchase our products and our OEM end customers could have a significant negative impact on our business.

In addition, once we have secured design wins, due to our small sales force, we depend substantially on our distributors to fulfill supply orders resulting from such customer design wins. Our practice may dissuade potential customers from engaging us due to such reliance. These developments may materially and adversely affect our current and future target markets and our ability to compete successfully in those markets.

We have identified a material weakness and two significant deficiencies in our internal control over financial reporting, and we cannot provide assurance that additional material weaknesses or significant deficiencies will not occur in the future. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

When we become a public company, we will be subject to reporting obligations under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, that will require us to include a management report on our internal control over financial reporting in our annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. These requirements will first apply to our annual report on Form 10-K for the year ending December 31, 2013.

Our management may conclude that our internal control over our financial reporting is not effective. Moreover, our independent registered public accounting firm will be required to issue an attestation report on the effectiveness of our internal control over financial reporting in the future. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Because we qualify as an emerging growth company under the federal securities laws, these auditor attestation requirements may not apply until our annual report on Form 10-K for the year ending December 31, 2017. Material weaknesses may be identified during the audit process or at other times. During the course of the evaluation, documentation or attestation, we or our independent registered public accounting firm may identify weaknesses and deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with Section 404.

For example, in connection with the audit of our consolidated financial statements for the year ended December 31, 2011, we had a material weakness and two significant deficiencies in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. The material weakness related to a deficiency in the operation of our internal controls over the accounting for complex equity and debt instruments. The significant deficiencies related to the inadequate design of our financial closing and reporting processes and our lack of a formal fraud risk assessment process and documentation. The material weakness and two significant deficiencies described above were originally identified (along with two other significant deficiencies that have since been remediated) in connection with the audit of our consolidated financial statements for the years ended December 31, 2009 and 2010.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports or help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could prevent us from filing our periodic reports on a timely basis which could result in the loss of investor confidence in the reliability of our financial statements, harm our business and negatively impact the trading price of our common stock.

Our customers require our products and our third-party contractors to undergo a lengthy and expensive qualification process. If we are unsuccessful in or delayed in qualifying any of our products with a customer, our business and operating results would suffer.

Prior to purchasing our products, our customers require that both our products and our third-party contractors undergo extensive qualification processes, which involve testing of our products in the customers’ systems, as well as testing for reliability. This qualification process may continue for several months. However, qualification of a product by a customer does not assure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision in our third party contractors’ manufacturing process or our selection of a new supplier may require a new qualification process with our customers, which may result in delays and in our holding excess or obsolete inventory. After our products are qualified, it can take several months or more before the customer commences volume production of components or systems that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualifying our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, sales of those products to the customer may be precluded or delayed, which may harm our business and operating results.

We rely on a limited number of third parties to manufacture, assemble and test our products. The failure of any of these third-party vendors to deliver products or otherwise perform as required could damage our relationships with our customers, decrease our revenue and limit our growth.

We operate using an outsourced manufacturing business model. As a result, we rely on third-party foundry wafer fabrication and assembly and test capacity. For example, in 2011, UMC Group, or UMC, manufactured all of our ICs. We also use third-party contract manufacturers for our assembly and test operations, including ASE Group, Unisem, SPEL, ATEC, and Signetics. If these vendors do not provide us with high-quality products, services and production and test capacity in a timely manner, or if one or more of these vendors terminates its relationship with us, we may be unable to obtain satisfactory replacements to fulfill customer orders on a timely basis, our relationships with our customers could suffer and our sales could decrease. Other significant risks associated with relying on these third-party vendors include:

•	failure by us, our customers or their end customers to qualify a selected supplier;

•	capacity shortages during periods of high demand;

•	reduced control over delivery schedules and quality;

•	shortages of materials;

•	misappropriation of our intellectual property;

•	limited warranties on wafers or products supplied to us; and

•	potential increases in prices.

We currently do not have long-term supply contracts with any of our third-party vendors. As a result, our third-party vendors may allocate capacity to the production of other companies’ products while reducing deliveries to us on short notice. In particular, other customers that are larger and better financed than us or that have long-term agreements with our third-party vendors may cause these vendors to reallocate capacity to those customers, decreasing the capacity available to us. To secure or guarantee additional manufacturing capacity, we could be required to make a nonrefundable deposit, purchase equipment for our vendors to use, provide our contract manufacturers with loans or commit to purchase specific quantities over extended periods of time. We may not be able to make any such arrangement in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility, and not be on terms favorable to us. Moreover, if we are able to secure manufacturing capacity, we may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm our financial results. If we need another foundry or assembly and test subcontractor because of increased demand, or if we are unable to obtain timely and adequate deliveries from our providers, we may not be able to retain other vendors to satisfy our requirements and meet our contractual obligations in a cost-effective and timely manner. These disruptions could have a material adverse effect on our business, financial condition and results of operations.

We manufacture our products based on estimates of customer demand, and if such estimates are incorrect, our financial results could be negatively impacted.

Our products are manufactured using third-party foundries and assembly and test vendors according to our estimates of customer demand, which requires us to make separate demand forecast assumptions for every customer, each of which may introduce significant variability into our aggregate estimates. Many of our customers have difficulty accurately forecasting their product requirements and estimating the timing of their new product introductions, which ultimately affects their demand for our products. It is difficult for us to forecast the demand for our products, in part, because of the complex supply chain between us and the end-user markets that incorporate our products and the fact that we do not have long-term purchase commitments from our customers. In addition, purchase orders from our customers may be cancelled, changed or deferred without notice to us or penalty.

If we overestimate demand for our solutions, or if purchase orders are cancelled or shipments delayed, we may have excess inventory that we cannot sell and may incur significant fixed costs that may not be recouped. Conversely, if we underestimate demand, we may not have sufficient inventory to meet end-customer demand and damage our relationships with our customers and we may have to forego potential revenue opportunities. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders in a timely manner or at all.

In addition, we plan our operating expenses, including research and development expenses, hiring needs and inventory investments, in part on our estimates of customer demand. If customer demand or revenue from a particular period is lower than we expect, we may not be able to proportionately reduce our fixed operating expenses for that period, which would harm our operating results for that period.

We have an accumulated deficit and have incurred net losses in the past. We may incur net losses in the future.

As of March 31, 2012, we had an accumulated deficit of $93.2 million. We have incurred net losses in each year from inception through 2009 and for the three months ended March 31, 2011 and 2012. We may incur net losses in the future. Our ability to attain profitability in the future will be affected by, among other things, our ability to execute on our business strategy, the continued acceptance of our existing and new products, the timing and size of orders, the average selling prices of our existing products and new products we may introduce in the future, and the extent to which we invest in our research and development and selling, general and administrative resources. Any failure to increase revenue or manage our cost structure as we implement initiatives to grow our business could prevent us from achieving or sustaining profitability. Even if we do achieve profitability, we may not be able to sustain or increase our profitability on an annual or quarterly basis.

If our suppliers are unable to obtain raw materials in a timely manner or if the price of raw materials increases significantly, production time and product costs could increase, which may adversely affect our business.

Our fabrication and packaging processes depend on raw materials such as silicon wafers, gold, copper, mold compound, petroleum and plastic materials and various chemicals and gases. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. If the prices of these raw materials rise significantly, our suppliers’ costs and the price of products or services they charge us may increase and we may be unable to pass on the increased cost to our customers. Our results of operations could be adversely affected if our suppliers are unable to obtain adequate supplies of raw materials in a timely manner or at reasonable cost. In addition, from time to time, our suppliers may need to reject raw materials that do not meet specifications, resulting in potential delays or declines in production. Furthermore, problems with raw materials used in our products may give rise to compatibility or performance issues in our products, which could lead to an increase in customer returns or product warranty claims. Errors or defects may arise from raw materials supplied by third parties that are beyond our detection or control, which could lead to additional customer returns or product warranty claims that may adversely affect our relationship with our customers, new business and results of operations.

Our costs may increase if the wafer foundries that supply our products do not achieve satisfactory product yields or quality.

The wafer fabrication process is complicated. The slightest changes in the design, specifications, manufacturing process, or materials can result in material decreases in manufacturing yields or the suspension of production. From time to time, our third-party suppliers have experienced, and may in the future experience, manufacturing defects and reduced manufacturing yields related to errors or problems in their manufacturing processes or the interrelationship of their processes with our designs. In some cases, our third-party suppliers may not be able to detect these defects early in the fabrication process or determine the cause of such defects in a timely manner.

Generally, in pricing our ICs, we assume that manufacturing yields will continue to meet industry standards, even as the complexity of our ICs increases. Once our ICs are initially qualified with our third-party suppliers, minimum acceptable yields are established. We are responsible for the costs of the wafers if the actual yield is above the minimum. If actual yields are below the minimum, we are not required to purchase the wafers. The minimum acceptable yields for our new products are generally lower at first and increase as we achieve full production. Unacceptably low product yields or other product manufacturing problems could substantially increase the overall production time and costs and materially and adversely impact our operating results. Poor product yield losses will increase our costs and reduce our gross margin. In addition to significantly harming our operating results and cash flow, poor yields may delay shipment of our products and harm our relationships with existing and potential customers.

Our revenue and operating results can fluctuate from period to period, which could cause our share price to fluctuate.

Our revenue and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following, as well as other factors described elsewhere in this prospectus:

•	our ability to secure design wins;

•	the receipt, reduction or cancellation of orders by customers;

•	fluctuations in the levels of component inventories held by our customers;

•	the gain or loss of significant customers;

•	changes in governmental policies encouraging energy efficiency;

•	market acceptance of our products and our customers’ products;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	the timing and extent of product development costs;

•	increases in assembly costs due to commodity price increases;

•	new product announcements and introductions by us or our competitors;

•	research and development and related new product expenditures;

•	seasonality and variability in the computer, consumer electronics, and communications markets;

•	fluctuations in our manufacturing yields;

•	the availability of sufficient fabrication capacity from our outside suppliers;

•	significant warranty claims;

•	changes in our product mix or customer mix;

•	intellectual property disputes;

•	loss of key personnel or the inability to attract qualified engineers; and

•	movements in exchange rates, interest rates or tax rates.

As a result of these and other factors, the results of any prior quarterly or annual periods should not be relied upon as indications of our future revenue or operating performance. Fluctuations in our revenue and operating results could cause our share price to decline.

If we are unable to accurately anticipate and respond to market trends by introducing or developing new and enhanced products that meet our customers’ specifications in a timely manner, our operating results and competitive position would be harmed.

Our future success will depend on our ability to accurately anticipate and respond to market trends by continuing to develop and sell new products and product enhancements that meet the specifications of our customers in a timely and cost-effective manner. Our ability to introduce new products rapidly and to maintain an extensive product portfolio is critical to developing and maintaining successful customer relationships. The development of our products is highly complex and our products must conform to the specifications or standards of our customers. We have, at times, experienced delays in completing the development and introduction of new products and product enhancements. Successful product development and customer acceptance of our products depend on a number of factors, including:

•	timely introduction and completion of new designs and timely qualification and certification of our products for use in our end customers’ products;

•	commercial acceptance and volume production of the products into which our products will be incorporated;

•	market trends towards integration of discrete components into one device;

•	adequate availability of foundry, packaging and testing capacity;

•	achievement of high manufacturing yields;

•	availability, quality, price, performance, power use and size of our products relative to those of our competitors;

•	our customer service, application support capabilities and responsiveness;

•	successful development and expansion of our relationships with existing and potential customers; and

•	changes in technology, industry standards, end customer requirements or end user preferences and our ability to anticipate those changes.

We cannot guarantee that products which we recently developed or may develop in the future will meet customers’ specifications on a timely basis or at all, and our failure to do so will adversely affect our business, results of operations, financial condition and prospects.

We may face claims of intellectual property infringement, which could be time-consuming, costly to defend or settle and result in the loss of significant rights or prevent us from selling our products, which could materially and adversely affect our business, financial condition and results of operations.

The semiconductor industry is characterized by companies that hold patents and other intellectual property rights and that vigorously pursue, protect and enforce intellectual property rights. We expect that infringement claims may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure as a public company, we may face a higher risk of being the subject of intellectual property infringement claims. From time to time, third parties may assert infringement claims against us and our customers with respect to patent and other intellectual property rights relating to technologies and related standards that are important to our business or seek to invalidate our proprietary rights. Claims that our products, processes or technology infringe third-party intellectual property rights, regardless of their merit or resolution, could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. In the event that we are unsuccessful in defending against any such claims, or any resulting lawsuit or proceedings, we could incur liability for damages and have valuable proprietary rights invalidated.

Furthermore, competitors or other third parties have, and may continue to assert claims or initiate litigation or other proceedings against us, our distributors, ODMs, or other customers alleging infringement of their proprietary rights, or seeking to invalidate our proprietary rights, with respect to our products and technology. Many of our customer agreements require us to indemnify those parties for certain third-party intellectual property infringement claims, which could require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, which could have an adverse effect on our business, financial condition and operating results. These types of claims could harm our relationships with our customers and may deter future customers from doing business with us or could expose us to litigation for these claims. Even if we are not a party to any litigation between our customers and a third-party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party.

We further believe that the frequency of assertions of patent infringement is increasing as patent holders, including entities that are not in our industry and that purchase patents as an investment or to monetize such rights by obtaining royalties, use such actions as a competitive tactic as well as a source of revenue.

Infringement claims could also harm our relationships with our customers and might deter future customers from doing business with us. We cannot provide assurance that we would prevail in any such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. Any claim of infringement from a third party, even those without merit, or adverse outcome from any pending or future proceeding, could cause us to:

•	incur substantial costs defending against such claims;

•	cease the manufacture, use or sale of the infringing products, processes or technology;

•	pay substantial damages for infringement or indemnity obligations to our customers;

•	expend significant resources to develop non-infringing products, processes or technology, which may not be successful;

•	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, if at all;

•	cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

•	pay substantial damages to our customers or end users to discontinue their use of or to replace infringing technology sold to them with non-infringing technology, if available.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

We use a significant amount of intellectual property in our business. Monitoring unauthorized use of our intellectual property can be difficult and costly and if we are unable to protect our intellectual property, our business could be adversely affected.

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, copyrights, trademarks and trade secrets in the U.S. and in selected foreign countries where we believe filing for such protection is appropriate. As of March 31, 2012, we had only one issued foreign patent in Korea and may not be able to prevent other parties from selling products with functionality similar to ours. The steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. This is likely to become an increasingly important issue as we expand our operations and product development into countries that provide a lower level of intellectual property protection. Some of our products and technologies are not covered by any patent or patent application. A failure to timely seek patent protection for products or technologies would generally preclude us from seeking future patent protection on these products or technologies. We cannot guarantee that:

•	any of our present or future patents or patent claims will not lapse or be invalidated, circumvented, challenged or abandoned;

•	our intellectual property will provide us with competitive advantages, as competitors may be able to develop similar or superior technology in the future;

•	our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;

•	any of the trademarks, copyrights, trade secrets or other intellectual property rights that we employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned; or

•	we will not lose the ability to assert our intellectual property rights against or to license our technology to others and collect royalties or other payments.

In addition, our competitors or others may design around our patents or technologies. Effective intellectual property protection may be unavailable or more limited in one or more relevant jurisdictions relative to those protections available in the U.S. In other jurisdictions, we may not have applied for protections. If we pursue litigation to assert our intellectual property rights, an adverse decision in any such legal actions could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business, financial condition and results of operations.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may have occurred or may occur in the future, and any failure to identify unauthorized use and otherwise adequately protect our intellectual property would adversely affect our business. Moreover, if we are required to commence litigation, whether as a plaintiff or defendant, not only would this be time-consuming, but we would also be forced to incur significant costs and divert our attention and efforts of our employees, which could, in turn, result in lower revenue and higher expenses. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

We also rely on contractual protections with our customers, suppliers, distributors, employees and consultants, and we implement security measures designed to protect our trade secrets. We cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our suppliers, employees or consultants will not assert rights to intellectual property arising out of such contracts.

If we fail to protect our intellectual property rights in China, it could harm our business and competitive position.

Intellectual property rights historically have not been enforced in China to the same extent as in the U.S., and intellectual property theft presents a serious risk in doing business in China. Moreover, we may enforce our intellectual property rights through litigation, which could result in substantial costs, divert the attention and resources of our management personnel and disrupt our business. The validity and scope of any claims relating to our patents, copyrights or other intellectual property may involve complex legal and factual questions and analyses and, as a result, the outcome may be highly uncertain. We currently do not have any issued patents in China, which could prevent us from taking action against parties with products offering similar functionality to ours in the Chinese market. We may not be able to detect unauthorized use of, or take appropriate steps to enforce our rights. Failure to protect our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations as well as severely harm our competitive position.

The complexity of our products could result in undetected defects and we may be subject to warranty claims and product liability, which could result in a decrease in customers and revenue, unexpected expenses and loss of market share.

Our products are sold as components that are integrated into products or larger components of our customers. Complex products, such as ours, may contain undetected errors or defects, especially when first introduced or when new versions are released. Errors, defects or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. It can also be potentially dangerous as defective power components may lead to power overloads, which could result in explosion or fire. As our products become more complex, we face higher risk of undetected defects, because our testing protocols may not be able to fully test the products under all possible operating conditions.

If a customer’s end product does not work properly, the customer may incur significant monetary damages, including a product recall and associated replacement expenses, as well as lost revenue. The customer may claim that a defect in our product caused the defect in the customer’s end product and assert a claim against us to recover monetary damages. The process of identifying a defective or potentially defective product in components or our customer products that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs and contract damage claims from our customers.

Defects in our products could harm our relationships with our customers and damage our reputation. In addition, the cost of defending these claims and satisfying any legal claims could harm our prospects and financial condition. Our product liability insurance may not adequately cover our costs arising from defects in our products or otherwise. Undetected defects and resulting warranty claims and product liability could result in a decrease or loss in customers and revenue, unexpected expenses and loss of market share.

If we are unable to attract, train and retain qualified personnel, particularly our design and technical personnel, we may not be able to execute our business strategy effectively.

Our future success depends on our ability to attract and retain qualified personnel, including our management, sales and marketing, and finance, and particularly our design and technical personnel. We do not know whether we will be able to retain all of these personnel as we continue to pursue our business strategy. Historically, we have encountered difficulties in hiring qualified engineers because there is a limited pool of engineers with the expertise required in our field. Competition for these personnel is intense in the semiconductor industry. As the source of our technological and product innovations, our design and technical personnel represent a significant asset. The loss of the services of one or more of our key employees, especially our key design and technical personnel, or our inability to attract and retain qualified design and technical personnel, could harm our business, financial condition and results of operations.

Average selling prices of our products often decrease over time, which could negatively impact our revenue and gross margins.

Our operating results may be impacted by a decline in the average selling prices of our ICs. If we are unable to offset any reductions in the average selling prices of our products by increasing our sales volumes or introducing new products with higher margins or gaining additional cost efficiencies to offset, in whole or part, the decrease average selling prices, our revenue and gross margins will suffer. To maintain our revenue and gross margins, we must develop and introduce new products and product enhancements on a timely basis and continually reduce our costs as well as our customers’ costs. Failure to do so would cause our revenue and gross margins to decline.

Potential future acquisitions could be difficult to integrate, divert attention of key personnel, disrupt our business, dilute stockholder value and impair our operating results.

As part of our business strategy, we have pursued and may continue to pursue acquisitions in the future that we believe will complement our business, solutions or technologies. For instance, in February 2012, we completed our acquisition of our CTC business in Beijing and Tianjin, People’s Republic of China, or China.

Any acquisition involves a number of risks, many of which could harm our business, including:

•	difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the target company;

•	realizing the anticipated benefits of any acquisition;

•	difficulties in transitioning and supporting customers, if any, of the acquired business;

•	diversion of financial and management resources from existing operations;

•

the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

•	potential loss of key employees, customers and strategic alliances from either our current business or the acquired business;

•

failure to identify or assess the magnitude of certain liabilities we are assuming in the acquisition, which could result in unexpected litigation or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes due, a loss of anticipated tax benefits or other adverse effects on our business, operating results or financial condition;

•	inability to generate sufficient revenue to offset acquisition costs;

•	dilutive effect on our stock as a result of any equity-based acquisitions;

•	inability to successfully complete transactions with a suitable acquisition candidate; and

•	in the event of international acquisitions, risks associated with accounting and business practices that are different from applicable U.S. practices and requirements; and

•	difficulties entering new markets or manufacturing in new geographies where we have no or limited direct prior experience.

Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments, which could harm our financial results. As a result, if we fail to properly evaluate acquisitions or investments, or if we fail to successfully integrate the business we recently acquired, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

Our business, financial condition and results of operations could be adversely affected by worldwide economic conditions, as well as political and economic conditions in the countries in which we conduct business.

Our business and operating results are impacted by worldwide economic conditions. Although the U.S. economy has in recent quarters shown signs of recovery from the 2008–2009 global recession, the strength and duration of any economic recovery will be impacted by worldwide economic growth. For instance, a number of recent reports indicate that growth in China and other emerging markets may be slowing relative to historical growth rates. The significant debt in U.S. and European countries is expected to hinder growth in those countries for the foreseeable future. Multiple factors relating to our international operations and to particular countries in which we operate could negatively impact our business, financial condition and results of operations. These factors include:

•	changes in political, regulatory, legal or economic conditions;

•

restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments and trade protection measures, including export duties and quotas and customs duties and tariffs;

•	disruptions in capital and trading markets;

•	changes in import or export requirements;

•	transportation delays;

•	civil disturbances or political instability;

•	geopolitical turmoil, including terrorism, war or political or military coups;

•	public health emergencies;

•	differing employment practices and labor standards;

•	limitations on our ability under local laws to protect our intellectual property;

•	local business and cultural factors that differ from our customary standards and practices;

•	nationalization and expropriation;

•	changes in tax laws;

•	currency fluctuations, particularly driven by concerns about Greek sovereign debt and the Euro; and

•	difficulty in obtaining distribution and support.

All of our products are manufactured, assembled and tested outside the U.S. Any conflict or uncertainty in these countries, including due to natural disasters, public health concerns, political unrest or safety concerns, could harm our business, financial condition and results of operations. In addition, if the government of any country in which our products are manufactured or sold sets technical standards for products manufactured in or imported into their country that are not widely shared, it may lead some of our customers to suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards and disrupt cross-border manufacturing relationships which, in each case, could harm our business.

We have operations and sales in various jurisdictions globally, which may subject us to increasingly complex taxation laws and regulations.

We have operations and sales in various jurisdictions, we may be subject to taxation in such jurisdictions. The various tax laws and regulations are becoming increasingly complex, with the interpretation and application of such laws and regulations becoming more challenging and uncertain. We may be subject to additional taxes, fines and penalties to the extent we are not correct in our interpretation and the amount of taxes we declare and pay. In addition, given the global economic slowdown and continued recession as well as the high government debt levels of many countries, there is an increasing likelihood that the amount of taxes we pay in these jurisdictions could increase substantially. Any such events would have a material impact on our reputation, financial condition and results of our operations.

Changes in current or future laws or regulations or the imposition of new laws or regulations, including new or changed tax regulations, environmental laws and export control laws, or new interpretations thereof, by federal or state agencies or foreign governments could impair our ability to compete in international markets.

Changes in current laws or regulations applicable to us or the imposition of new laws and regulations in the U.S. or other jurisdictions in which we do business, such as China, Japan, Korea, and Taiwan, could materially and adversely affect our business, financial condition and results of operations. For example, we have entered into an agreement with the city of Tianjin, China, where one of our Chinese subsidiaries is located, to establish a research and development center. The agreement provides that we will receive a subsidy equal to 100% of our income tax during the first two years and a subsidy equal to 50% of our income tax for years three through five. In return, we must achieve revenue of RMB10 million, RMB100 million and RMB500 million, which equates to $1.6 million, $15.7 million and $78.7 million based on a dollar-RMB exchange rate of 6.357, in 2012, 2013 and 2014, respectively. The agreement also requires us to file 60 patents by March 2015; establish a subsidiary in China with a registered share capital of $1.6 million; maintain an investment amount in China of RMB300 million, which equates to $47.1 million based on a dollar-RMB exchange rate of 6.357, by March 2015, and operate in China at least until March 2022. The requirement to maintain a minimum investment amount until March 2015 could adversely impact our ability to access that capital for other investment and working capital purposes. If we fail to otherwise meet the conditions of this agreement, other local agreements we may enter into in the future or the applicable local policies, our effective income tax rates and value-added tax rates may equal those under the national tax codes without any deductions or holidays taken into account, which in turn would increase our costs. In addition, potential future U.S. tax legislation could impact the tax benefits we effectively realize under these agreements.

In addition, we are subject to export control laws, regulations and requirements that limit which products we sell and where and to whom we sell our products. In some cases, it is possible that export licenses would be required from U.S. government agencies for some of our products in accordance with the Export Administration Regulations and the International Traffic in Arms Regulations. We may not be successful in obtaining the necessary export licenses in all instances. Any limitation on our ability to export or sell our products imposed by these laws would adversely affect our business, financial condition and results of operations. In addition, changes in our products or changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. While we are not aware of any other current or proposed export or import regulations which would materially restrict our ability to sell our products in countries such as China, Japan, Korea, Singapore or Taiwan, any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by these regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. In such event, our business and results of operations could be adversely affected.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

Starting in the second quarter of 2012, we commenced a reorganization of our corporate structure and intercompany relationships to more closely align with the international nature of our business activities. In order to manage and grow our business we are aligning operations to be closer to our contract manufacturers and closer to our customers. For example, we anticipate our subsidiary in Hong Kong will have direct commercial dealings with our contract manufacturers and customers outside the United States, which we expect will increase efficiencies in our supply chain. This realignment will necessarily involve a modification to existing intercompany relationships. It is our expectation that this restructuring, in the long term, may result in a reduction in our overall tax rate because a greater portion of our earnings may be foreign earnings, which are taxed at a lower rate than our U.S. earnings. All intercompany relationships are subject to tax and transfer pricing regulations administered by taxing authorities in various jurisdictions. While we believe that our structure is and will continue to be operated in compliance with applicable transfer pricing laws, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. In addition, if a country from which income is reallocated does not agree with a reallocation by another country, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation, assess interest and penalties or otherwise challenge our corporate structure, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows. In addition, it is possible that one or more jurisdictions, including the United States, may enact tax laws that make fundamental changes in the manner in which income from international transactions and operations are taxed by those jurisdictions. The current administration and Congressional leaders in the United States have made public comments about the potential for such fundamental tax reform. Any fundamental changes in the manner in which various countries, and specifically the United States, tax international transactions and operations may increase our worldwide effective tax rate and harm our financial position and results of operations.

As a result of our restructuring of our international operations we anticipate accelerating the use of our net operating losses, leaving less to offset future taxable income.

Starting in the second quarter of 2012, we commenced a reorganization of our corporate structure and intercompany relationships to more closely align with the international nature of our business activities. This restructuring will result in us realizing additional taxable income in the United States over the course of several years, against which we anticipate utilizing some, and possibly all, of our existing net operating losses, or NOLs, and may do so over a short period of time. To the extent our existing NOLs are utilized to offset the incremental taxable income generated from this restructuring, they will not be available to use against future taxable income generated from the normal operation of our business.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

Under Section 382 of the Internal Revenue Code, a corporation that undergoes an “ownership change” may be subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders (generally 5% stockholders, applying certain look-through and aggregation rules) increases by more than 50% over such stockholders’ lowest percentage ownership during the testing period (generally three years). We believe we have undergone one ownership change in the past, and, as a result, $1.5 million of our NOL carryforwards have expired before they could be utilized. In addition, purchases of our common stock in the future, including in connection with this offering, could result in additional ownership changes. If we undergo an ownership change in the future, our ability to utilize NOLs to offset U.S. federal and state income taxes could be further limited. Furthermore, we may not be able to generate sufficient taxable income to utilize our NOLs before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our NOLs. In addition, there may be periods during which the use of NOLs is suspended or otherwise limited in various states, which would accelerate or may permanently increase state taxes owed.

We are subject to additional regulatory compliance requirements as a result of being a public company and our management has limited experience managing a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The individuals who constitute our management team have limited experience managing a publicly traded company, and limited experience complying with the increasingly complex and changing laws pertaining to public companies. Our management team and other personnel will need to devote a substantial amount of time to new compliance initiatives and we may not successfully or efficiently manage our transition to a public company. The Sarbanes-Oxley Act of 2002 and the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules subsequently implemented by the SEC, have imposed increased regulation and disclosure obligations and have required enhanced corporate governance practices of public companies. Our efforts to comply with evolving laws, regulations and standards are likely to result in increased administrative expenses and a diversion of management’s time and attention from sales-generating activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements, and implementing them could materially adversely affect our business, results of operations and financial condition. If we do not implement or comply with such requirements in a timely manner, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NASDAQ. Any such action could harm our reputation and the confidence of investors and customers in our company and could materially adversely affect our business and cause our stock price to decline.

Our insiders who are significant stockholders may control the election of our board and may have interests that conflict with those of other stockholders.

Our directors and executive officers, together with members of their immediate families and affiliated funds, beneficially owned, in the aggregate, approximately 80% of our outstanding capital stock as of March 31, 2012. In addition, following this offering, Horizon Ventures, Sigma Partners and VantagePoint Capital Partners will beneficially own approximately     %,     % and     %, respectively, of our outstanding capital stock as of March 31, 2012. Messrs. Carsten and Finch and Dr. Marver, who are affiliated with Horizon Ventures, Sigma Partners and VantagePoint Capital Partners, respectively, are currently three of the seven members of our board of directors. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our stockholders’ approval, including the election and removal of directors and significant corporate transactions. In addition, we and VantagePoint Capital Partners are parties to a stockholder agreement pursuant to which VantagePoint Capital Partners has the right to designate (and remove or replace) one member of our board of directors for so long as VantagePoint Capital Partners owns at least 10% of our outstanding shares. As a result, VantagePoint Capital Partners will continue to have significant influence over significant matters affecting our company, including the appointment and removal of officers.

We may not be able to effectively manage our growth, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth, either of which could harm our business and operating results.

To effectively manage our growth, we must continue to expand our operational, engineering and financial systems, procedures and controls and to improve our accounting and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. If we fail to adequately manage our growth, or to improve our operational, financial and management information systems, or fail to effectively motivate or manage our new and future employees, the quality of our products and the management of our operations could suffer, which could adversely affect our operating results.

We may be unable to make the substantial and productive research and development investments, which are required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. Many of our products originated with our research and development efforts and have allowed us to be competitive in the markets in which we sell our products. In the years ended December 31, 2009, 2010, and 2011, our research and development expense was $8.3 million, $8.9 million and $9.6 million, respectively. For the three months ended March 31, 2011 and 2012, our research and development expense was $2.3 million and $3.4 million, respectively. We do not know whether we will have sufficient resources to maintain the level of investment in research and development required to remain competitive. In addition, we cannot provide assurance that the technologies that are the focus of our research and development expenditures will become commercially successful.

Our products must conform to industry standards in order to be accepted by end users in our markets.

Our products comprise only a small part of larger consumer electronics and lighting products. All components of these consumer end products must uniformly comply with industry standards in order to operate efficiently together. These industry standards are often developed and promoted by larger companies that are industry leaders and provide other components of the consumer end products in which our products are incorporated. In setting industry standards, these larger companies are able to develop and foster product ecosystems within which our products can be used. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected, which would harm our business.

Some industry standards may not be widely adopted or implemented uniformly, and competing standards may still emerge that may be preferred by our customers. AC/DC power conversion, LED SSL and LED display backlighting components and assemblies such as our products are based on industry standards that are continually evolving. Our ability to compete in the future will continue to depend on our ability to identify and ensure compliance with these evolving industry standards. The emergence of new industry standards could render our products incompatible with products developed by other suppliers or make it difficult for our products to meet the requirements of certain ODMs. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins. We may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense.

Earthquakes or other natural disasters may adversely affect our business, financial condition and results of operations.

Our corporate headquarters, which are situated in Silicon Valley near San Francisco, California and most of our fabrication and assembly and test contractors, which are situated in Asia, are located in or near seismically active regions and are subject to periodic earthquakes. Additionally, as all of our fabrication and assembly and test contractors are located in Asia, our manufacturing capacity may be reduced or eliminated due to other natural disasters, political unrest, war, labor strikes, work stoppages or public health crises. In the event of a disaster, we or one or more of our suppliers may be temporarily unable to continue operations and may suffer significant property damage. This could cause significant delays in shipments of our products until we are able to shift our manufacturing, assembly or test from the affected contractor to another third-party vendor. There can be no assurance that alternative capacity could be obtained on favorable terms, if at all. Any such problems in our operations or supply chain could adversely affect our ability to market and sell our products and therefore materially and adversely affect our business, financial conditions and results of operations.

Environmental laws and regulations could cause a disruption in our business and operations.

We are subject to various state, federal and international laws and regulations governing the environment, including those restricting the presence of certain substances in electronic products and making manufacturers of those products financially responsible for the collection, treatment, recycling and disposal of certain products. Such laws and regulations have been passed in several jurisdictions in which we operate, including various European Union member countries. We will need to comply with such laws and regulations as they are enacted, and that our third-party assembly subcontractors. If we, or the subcontractors that we use, fail to timely comply with such laws, our customers may refuse to purchase our products. Such refusal or delay could adversely affect on our business, financial condition and results of operations.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders and our failure to raise capital when needed could prevent us from executing our growth strategy.

We operate in an industry that makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies, including to:

•	invest in our research and development efforts by hiring additional technical and other personnel;

•	expand our operating infrastructure;

•	acquire complementary businesses, products, services or technologies; or

•	otherwise pursue our strategic plans and respond to competitive pressures.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to incur interest expense. We have not made arrangements to obtain additional financing and there is no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures could be significantly limited.

Our international operations subject our company to risks not faced by companies without international operations.

We have adopted a transnational business model under which we maintain significant operations in the U.S., China, Taiwan and Japan. Our main research and development center is located in Silicon Valley, and our manufacturing and supply chain is located in Asia. We also have sales offices and customers throughout Asia, the U.S. and elsewhere in the world. The following are some of the risks inherent in doing business on an international level that may not be applicable to domestic companies:

•	economic and political instability;

•	transportation and communication delays;

•	coordination of operations through multiple jurisdictions and time zones;

•	fluctuations in currency exchange rates;

•	trade restrictions, changes in laws and regulations relating to, amongst other things, import and export tariffs, taxation, environmental regulations, land use rights and property;

•	the laws of, including tax laws, and the policies of the U.S. toward, countries in which we operate; and

•	the occurrence of strained relations between Taiwan and China.

Risks Related to this Offering and our Common Stock

We are an emerging growth company within the meaning of the Securities Act of 1933, and as such, we will take advantage of certain modified disclosure requirements.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of The NASDAQ Stock Market and other applicable securities rules and regulations. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.

However, we are an “emerging growth company” within the meaning of the rules under the Securities Act of 1933, as amended, or the Securities Act. For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company.

We would cease to be an emerging growth company upon the earliest of: (1) the first fiscal year following the fifth anniversary of this offering, (2) the first fiscal year after our annual gross revenues are $1 billion or more, (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or (4) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company within the meaning of the rules under the Securities Act, and we will take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards as they become applicable to public companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The trading price and volume of our common stock is subject to volatility.

The trading price of our common stock will be subject to volatility. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors described in this prospectus and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	changes in the economic performance or market valuations of other companies that provide competing semiconductor solutions;

•	loss of one or more existing significant customers;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their growth rates;

•	issuance of new or updated research or reports by securities analysts;

•	our announcement of actual results for a fiscal period that are higher or lower than projected results or our announcement of revenue or earnings guidance that is higher or lower than expected;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	sales or expected sales of additional common stock;

•	terrorist attacks or natural disasters or other such events impacting countries where we or our customers have operations; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced and will continue to experience extreme price and volume fluctuations that have affected and will continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline. Market prices of shares of technology companies in particular are subject to significant volatility. If the market price of shares of our common stock after this offering does not exceed the public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of such litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

We expect to use the net proceeds we receive from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. We do not have any agreements or commitments for any acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase the value of our business, which could cause our stock price to decline.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our board of directors;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of our board of directors, or our Chief Executive Officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•

require the approval of our board of directors or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth.

Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Substantial future sales or the perception of sales of our shares in the public market could cause the price of our shares to decline.

Prior to our initial public offering, there has not been a public market for our shares. Future sales by us or our existing stockholders of substantial amounts of our shares in the public markets after this offering could adversely affect prevailing market prices for our shares. Only a limited number of our shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse or if these restrictions are waived or breached, future sales or the possibility of future sales of substantial amounts of our shares, including shares issued upon exercise of outstanding options, in the public markets in the United States, could negatively impact the market price of our shares and our ability to raise equity capital in the future.

Upon completion of this offering, we will have             common shares outstanding, assuming the underwriters do not exercise the over-allotment option. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, or the Securities Act. The remaining common shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriters” for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of Barclays Capital Inc. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

You may experience immediate and substantial dilution in the net tangible book value of shares purchased.

The initial public offering price per share may be substantially higher than the net tangible book value per share of our common stock prior to this offering. In other words, you are paying a price per share that substantially exceeds the value of our assets after subtracting our liabilities. At an assumed initial public offering price of $         per share, representing the midpoint of the price range shown on the front cover of this prospectus, and based on the pro forma net tangible book value per share of our common stock at March 31, 2012, your stock will be worth $         less per share than you will pay in the offering. Further, investors participating in this offering will contribute approximately     % of the total amount invested by stockholders since our inception but will only own approximately     % of the total shares outstanding immediately after this offering. The exercise of outstanding options and warrants will result in further dilution of your investment. See “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our plans for future products and enhancements of existing products;

•

our expectations regarding our expenses and revenue, including our expectations that our research and development, sales and marketing and general and administrative expenses may increase in absolute dollars;

•

our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing, as further discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating and Capital Expenditure Requirements”;

•	our anticipated growth strategies, including those described under “Business—Our Strategy”;

•	our ability to retain and attract customers, particularly in light of our dependence on a limited number of customers for a substantial portion of our revenue;

•	our expectations regarding competition as additional and larger semiconductor companies enter our markets and as existing competitors improve or expand their product offerings;

•	our financial performance, including our revenue, cost of revenue and operating expenses, and our ability to generate positive cash flow and attain and sustain profitability;

•	our ability to diversify our sources of revenue;

•	our ability to adapt to changing market conditions;

•	our ability to successfully enter new markets and manage our international expansion;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	costs associated with defending intellectual property infringement and other claims;

•	our ability to attract and retain qualified employees and key personnel; and

•	other risk factors included under “Risk Factors” in this prospectus.

These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made based on that data and other similar sources and on our knowledge of the markets for our services. This data is itself based on a number of assumptions and limitations, and you are cautioned not to give undue weight to the estimates included in the data. We have not independently verified any third party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Gartner Reports described herein, or the Gartner Reports, represent data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., or Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the front cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option to purchase additional shares of common stock is exercised in full, we estimate that we will receive net proceeds of approximately $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease), the net proceeds to us from this offering by approximately $             million, or approximately $         million if the underwriters’ over-allotment option is exercised in full, assuming the number of shares offered by us, as set forth on the front cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use our proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. The amount and timing of these expenditures will vary depending on a number of factors, including competitive and technological developments and the rate of growth, if any, of our business. We expect to use a portion of the net proceeds from this offering to repay any remaining obligations that are outstanding under our line of credit with Silicon Valley Bank pursuant to a loan and security agreement, which bear a variable annual interest rate of 1.25% above the prime rate and would otherwise become due in November 2013. As of March 31, 2012, there were no amounts outstanding under this line of credit. However, we may make drawdowns under this line of credit prior to completion of this offering. In addition, we may use a portion of the proceeds from this offering for acquisitions of complementary businesses, technologies or other assets. However, we do not currently have any agreements or understandings with respect to any such acquisitions.

As of the date of this prospectus, we have not determined all of the anticipated uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The amount and timing of actual expenditures may vary significantly depending upon a number of factors, including the amount of cash generated from our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities such as money market funds, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on shares of our capital stock. We expect to retain all of our earnings to finance the expansion and development of our business and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. Our board of directors will determine future dividends, if any.

In addition, the terms of our loan and security agreement with Silicon Valley Bank currently prohibit us from paying cash dividends without the prior consent of the lender. However, we expect to terminate this agreement in connection with the closing of this offering.

Our ability to pay cash dividends will also depend upon the amount of distributions, if any, received by us from our Chinese subsidiaries, which must comply with Chinese laws and regulations and their articles of association in declaring and paying dividends to us. Under applicable Chinese law, each of our Chinese subsidiaries may pay dividends only after at least 10% of its net profit has been set aside as reserve funds and a discretionary percentage of its net profit has been set aside for staff and workers’ bonus and welfare funds. Our Chinese subsidiaries are not required to set aside any of their net profit as reserve funds if such reserves are at least 50% of their registered capital. If a Chinese subsidiary does not generate net income, it generally may not distribute any dividends for that year. We currently intend to reinvest any income we generate from these Chinese subsidiaries in these subsidiaries and, as a result, we do not believe that these legal restrictions will have a material impact on our liquidity.

CAPITALIZATION

The following table describes our capitalization as of March 31, 2012:

•	on an actual basis;

•

on a pro forma basis, giving effect to (1) the automatic conversion of all outstanding shares of our convertible preferred stock into 174,921,766 shares of common stock, (2) the conversion of all of our outstanding warrants to purchase preferred stock into warrants to purchase 18,756,156 shares of our common stock and (3) the effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering, as if such conversion had occurred and our amended and restated certificate of incorporation had become effective on March 31, 2012; and

•

on a pro forma as adjusted basis to reflect, in addition, the sale by us of             shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the sale of             shares of common stock by the selling stockholders.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2012
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Total debt, including current portion	240	240
Convertible preferred stock warrant liability	13,240	—
Stockholders’ equity (deficit):
Convertible preferred stock, $0.0001 par value per share; 195,455,158 shares authorized, 170,166,748 shares issued and outstanding, actual, and no shares issued or outstanding, pro forma and pro forma as adjusted	82,790	—		—
Common stock and additional paid-in capital, $0.0001 par value per share; 263,000,000 shares authorized, 9,465,972 shares issued and outstanding, actual; 182,272,940 shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	7,310	103,340
Accumulated deficit	(93,236)	(93,236)

Total stockholders’ equity (deficit)	(3,136)	10,104

Total capitalization	$10,344	$10,344	$

The actual, pro forma and pro forma as adjusted information set forth in the table:

•

excludes 49,354,575 shares of common stock issuable upon the exercise of options under our 2000 Stock Plan and 2010 Equity Incentive Plan outstanding as of March 31, 2012, at a weighted average exercise price of $0.21 per share;

•	excludes 18,756,156 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2012, at a weighted average exercise price of $0.30 per share, which consists of:

–	16,767,444 shares of common stock issuable upon the automatic exercise of warrants immediately prior to the completion of this offering unless exercised prior to such time; and

–	1,988,712 shares of common stock issuable upon the exercise of warrants that will remain outstanding following completion of this offering; and

•

excludes 6,070,239 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan and                  shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan; and

•	excludes shares of common stock reserved for future issuance under our 2012 Employee Stock Purchase Plan.

A $1.00 increase (decrease) in the assumed initial public offering price of $          per share, the midpoint of the range set forth on the front cover page of this prospectus would increase (decrease), on a pro forma as adjusted basis, each of cash and cash equivalents, common stock and additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering. As of March 31, 2012, our pro forma net tangible book value was approximately $        , or $         per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the shares of common stock outstanding as of March 31, 2012, assuming the issuance of 174,921,766 shares of common stock upon the conversion of all of our outstanding shares of preferred stock. After giving effect to our sale of         shares of common stock in this offering at an assumed initial public offering price of $         per share of common stock, the midpoint of the price range set forth on the front cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2012 would have been $        , or $         per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per share of common stock to existing stockholders and an immediate dilution of $         per share to new investors purchasing shares in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2012	$
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the front cover page of this prospectus, would increase (decrease) our pro forma net tangible book value, as adjusted to give effect to this offering, by $         per share and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the front cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would result in a pro forma as adjusted net tangible book value of approximately $         million, or $         per share, and the pro forma dilution per share to investors in this offering would be $         per share. Similarly, a decrease of 1.0 million shares in the number of shares offered by us would result in an pro forma as adjusted net tangible book value of approximately $         million, or $         per share, and the pro forma dilution per share to investors in this offering would be $         per share.

If the underwriters exercise their over-allotment option in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to     % and will increase the number of shares held by our new investors to             , or     %.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2012, assuming the conversion of all outstanding shares of our preferred stock into common stock, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the initial public offering price of $             per share, the midpoint of the price range set forth on the front cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

Sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to         , or approximately     % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to             , or approximately     % of the total shares of common stock outstanding after this offering.

The foregoing discussion and tables:

•

exclude 49,354,575 shares of common stock issuable upon the exercise of options under our 2000 Stock Plan and 2010 Equity Incentive Plan outstanding as of March 31, 2012, at a weighted average exercise price of $0.21 per share; and

•	exclude 18,756,156 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2012, at a weighted average exercise price of $0.30 per share, which consists of:

—	16,767,444 shares of common stock issuable upon the automatic exercise of warrants immediately prior to completion of this offering unless exercised prior to such time; and

—	1,988,712 shares of common stock issuable upon the exercise of warrants that will remaining outstanding following completion of this offering; and

•

exclude 6,070,239 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan and                  shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan; and

•	exclude shares of common stock reserved for future issuance under our 2012 Employee Stock Purchase Plan.

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution. In addition, we may issue more options or warrants in the future.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. We derived the selected consolidated statements of operations and comprehensive income (loss) for each of the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We derived the selected consolidated balance sheet data as of December 31, 2009 from our audited consolidated financial statements and related notes that are not included in this prospectus. We derived the selected consolidated statements of operations and comprehensive income (loss) for the three months ended March 31, 2011 and 2012 and our selected consolidated balance sheet data as of March 31, 2012 from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include, in our opinion, all adjustments, which consisted of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those financial statements. Historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012(1)
	(in thousands, except share and per share data)
Consolidated Statements of Operations and Comprehensive Income (Loss) Data:
Revenue	$18,621	$30,723	$50,427	$8,945	$16,143
Cost of goods sold(2)	10,919	17,646	27,569	4,858	8,476

Gross profit	7,702	13,077	22,858	4,087	7,667

Operating expense:
Research and development(2)	8,318	8,883	9,566	2,288	3,388
Sales and marketing(2)	3,704	4,855	7,564	1,503	2,808
General and administrative(2)	2,615	2,256	3,622	614	3,811

Total operating expense	14,637	15,994	20,752	4,405	10,007

Income (loss) from operations	(6,935)	(2,917)	2,106	(318)	(2,340)
Other expense	(4,679)	(602)	(3,368)	(777)	(5,814)

Loss from continuing operations before income taxes	(11,614)	(3,519)	(1,262)	(1,095)	(8,154)
Provision (benefit) for income taxes	75	(44)	153	35	33

Net loss from continuing operations	(11,689)	(3,475)	(1,415)	(1,130)	(8,187)

Loss from discontinued operations and gain on sale of discontinued operations, net of tax (Note 3 to Notes to Consolidated Financial Statements)	(238)	3,778	1,601	—	—

Net income (loss)	$(11,927)	$303	$186	$(1,130)	$(8,187)

Net income (loss) per common share – basic and diluted:
Continuing operations	$(3.52)	$(1.06)	$(0.42)	$(0.31)	$(1.37)
Discontinued operations	(0.07)	1.06	0.42	—	—

Net income (loss) per common share	$(3.59)	$—	$—	$(0.31)	$(1.37)

Weighted-average shares used in computing net income (loss) per common share – basic and diluted	3,322,187	3,565,019	3,789,373	3,665,399	5,973,147

Pro forma net income (loss) per common share – basic and diluted:
Continuing operations			$(0.01)		$(0.04)
Discontinued operations			0.01		—

Pro forma net income (loss) per common share			$—		$(0.04)

Weighted-average shares used in computing pro forma net income (loss) per common share –
Basic and diluted			181,038,955		191,012,450

Other Financial Data:
Adjusted net income (loss)(3)	$(6,580)	$(2,404)	$2,620	$(255)	$(1,783)

(1)     We acquired the CTC business on February 29, 2012. Results for the period include the CTC operations beginning on February 29, 2012.

(2)     Stock-based compensation expense is included in our results of operations as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands)

Cost of goods sold	$24	$44	$72	$14	30
Research and development	165	158	155	38	75
Sales and marketing	73	116	197	38	87
General and administrative	295	294	339	80	92

Total	$557	$612	$763	$170	$284

(3)     Adjusted net income (loss) is a non-GAAP financial measure. We disclose adjusted net income (loss) in this prospectus to provide investors with additional information about our financial results. We have included adjusted net income (loss) in this prospectus because it is a key measure we use to evaluate our operating performance, generate future operating plans and make strategic decisions for the allocation of capital. Accordingly, we believe that adjusted net income (loss) provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP. The following table presents a reconciliation of adjusted net income (loss) to net income (loss) for each of the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands)
Reconciliation of Adjusted Net Income (Loss) to Net Income (Loss):
Net income (loss)	$(11,927)	$303	$186	$(1,130)	$(8,187)
Loss from discontinued operations and gain on sale of discontinued operations, net of income taxes	238	(3,778)	(1,601)	—	—
Change in fair value of convertible preferred warrant liability	2,788	190	3,145	669	5,737
Amortization of debt discount and intangibles	1,764	269	127	36	383
Stock-based compensation	557	612	763	170	284

Adjusted net income (loss)	$(6,580)	$(2,404)	$2,620	$(255)	$(1,783)

This non-GAAP financial measure should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Adjusted net income (loss) may be of limited value because it excludes charges that have a material impact on our reported financial results. In addition, other companies, including companies in our industry, may calculate adjusted net income (loss) differently or not at all, which reduces its usefulness as a comparative measure. Therefore, adjusted net income (loss) should not be relied on as the sole financial measure to evaluate our business. This non-GAAP financial measure is meant to supplement, and be viewed in conjunction with, our GAAP financial measures. We compensate for the material limitations of this non-GAAP financial measure by evaluating it in conjunction with our GAAP financial measures.

Consolidated Balance Sheet Data:

	As of December 31,			As of March 31, 2012
	2009	2010	2011
	(in thousands)
Cash and cash equivalents	$1,472	$3,080	$3,043	$4,358
Net working capital(1)	(25)	(1,151)	4,612	5,068
Total assets	9,724	12,523	16,065	21,561
Total debt, including current portion	4,428	5,449	410	240
Convertible preferred stock warrant liability	5,165	5,355	8,500	13,240
Convertible preferred stock	77,448	77,448	80,553	82,790
Total stockholders’ deficit	(6,441)	(5,481)	(1,373)	(3,136)

(1)	“Net working capital” is defined as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto included in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, particularly in the “Risk Factors” section.

Overview

We are a leading provider of digital-centric power management integrated circuits or ICs. Our innovative PrimAccurate technology platform enables high performance, efficient, small form factor and cost effective solutions for large and growing markets such as AC/DC power conversion, LED SSL, and LED display backlighting. Our solutions are designed into the products of leading global original equipment manufacturers, or OEMs. We have shipped more than one billion power management ICs since 2007, including more than 400 million ICs in 2011.

From our inception in 1999 through 2004, we were focused on the research and development of our core power management algorithms and related intellectual property that we patented and prototyped. During this time, we established our headquarters and research facilities, recruited personnel and established a sales office in China. In 2005, we sampled our first mobile AC/DC power conversion IC, the iW1688, to several customers. In 2006, we secured our first design win and began volume shipment of the iW1688. The iW1688 was named “2006 Power Product of the Year” in EE Times. We began shipping our products to our first LED SSL customer in December 2009 and shipped our first products to our LED display backlighting customers in December 2010. We introduced our first zero milliwatt AC/DC solution for smartphones in March 2012.

Our revenue from the AC/DC power conversion market represented 100%, 91% and 84% of total revenue for the years ended December 31, 2009, 2010 and 2011, respectively, and 81% and 83% for the three months ended March 31, 2011 and 2012, respectively. Our revenue from the LED SSL market represented 0%, 9% and 13% of total revenue for the years ended December 31, 2009, 2010 and 2011, respectively, and 17% and 16% for the three months ended March 31, 2011 and 2012, respectively. Revenue from the LED display backlighting market represented the remaining 0%, 0% and 3% of total revenue for the years ended December 31, 2009, 2010 and 2011, respectively, and 2% for each of the three months ended March 31, 2011 and 2012.

We work with OEMs to have our products designed into their mobile device, tablet, lighting and backlit display products, which we refer to as design wins. We do not typically sell our products directly to these OEMs. We sell a substantial majority of our ICs through distributors, which stock our products and sell them to original design manufacturers, or ODMs. We also sell a significant amount of our ICs through ODMs, which design and manufacture a product, sub-assembly or part. The ODMs incorporate our ICs into a final integrated product that the OEMs then sell as a mobile device, tablet, lighting or backlit display product. For the years ended December 31, 2009, 2010 and 2011 and for the three months ended March 31, 2011 and 2012, revenue from sales to distributors and ODMs in aggregate represented substantially all of our total revenue. Our distributors include Cytech Technology, Ltd., ADM KK, and ASEC. Our ODMs include Salcomp, Flextronics, Foxlink, Haem, Dong Yang E & P, RF Tech, Phihong, Leader, Calcomp, and others. All of our sales to date have been made on a purchase order basis.

We are a fabless semiconductor design company and rely on third-party foundries and assembly and test contractors to manufacture, assemble and test our products. This outsourcing approach allows us to focus our resources on the design, development, sales and marketing of our products. For most of our products, we utilize a single foundry, UMC in Taiwan, for semiconductor wafer production. In addition, we have foundry agreements with Dongbu in Korea and CSMC in China. We use a number of third parties to test, assemble and package our products, including ASE Group, Unisem, SPEL, ATEC and Signetics. The use of commercially available standard processes enables us to produce and sell cost effective products. We do not have long-term supply agreements with our foundry, test, or assembly vendors.

On February 29, 2012, we completed the acquisition of the CTC business. We acquired this business from the International Green Chip Co., Ltd., or IGC. CTC provides design, development and technical services under non-recurring engineering arrangements and develops integrated circuits. We acquired CTC to increase our presence in a key market in China and our ability to provide local design support. We acquired 21 employees and intellectual property for a total consideration of $500,000 in cash and 5,000,000 shares of common stock. The acquisition also includes an earn-out of up to $2.0 million in cash to be paid to the selling shareholders of CTC, which includes our Vice President, IC Engineering, based on revenues earned from products using acquired technologies for an 18 month period.

Business Factors Affecting our Performance

Design wins.  To date, we have derived substantially all of our revenue from securing design wins, and we expect this to continue to be the principal means for us to generate revenue for the foreseeable future. Therefore, we closely monitor design wins by ODM and product type. Because our ODMs’ products are complex and require significant time to design, launch and scale to volume production, our sales cycle is long. We typically commence commercial shipments of our products between nine months and one year following a design win. After we secure a design win, there is always a risk that the ODM may cancel the project or projects for which we have been awarded the design win or that the ODM may ultimately not produce products in the same volume as those we expected at the time of the design win. We therefore try to maintain close communication and coordination with our ODMs in order to monitor the status of their projects and plan our build of supply accordingly. Our long-term sales expectations are based on forecasts from ODMs and internal estimates of demand factoring in the expected time to market for final products incorporating our products and associated revenue potential.

Revenue derived from significant customers.  We derive a significant portion of our revenue from a limited number of distributors, OEMs and ODMs. For the years ended December 31, 2009, 2010 and 2011 and for the three months ended March 31, 2011 and 2012, our aggregate sales to our distributors represented 60%, 75%, 71%, 72% and 53% of our total revenue. Sales to Cytech, one of our distributors, accounted for 54%, 61%, 54%, 55%, and 47% of our total revenue for the years ended December 31, 2009, 2010 and 2011 and for the three months ended March 31, 2011 and 2012, respectively, and Frontek Technology Corporation, another distributor, accounted for an additional 12% and 16% of our total revenue for the year ended December 31, 2010 and three months ended March 31, 2011. For the years ended December 31, 2009, 2010 and 2011 and for the three months ended March 31, 2011 and 2012, our aggregate sales to our ODMs represented an additional 38%, 21%, 23%, 14% and 34% of our total revenue. Sales to Haem, an ODM, accounted for an additional 16%, 15%, 12%, 12% and 9% of our total revenue for the years ended December 31, 2009, 2010 and 2011 and for the three months ended March 31, 2011 and 2012, respectively. Sales to Samsung, through its ODMs and distributors, in aggregate represented 10%, 21%, 32%, 22% and 45% of our total revenue for the years ended December 31, 2009, 2010 and 2011 and for the three months ended March 31, 2011 and 2012, respectively. Our sales to Flextronics and Foxlink, the ODMs that incorporate our ICs into products for Apple, in aggregate represented 18%, 17% and 16% of our total revenue for the year ended December 31, 2011 and for the three months ended March 31, 2011 and 2012, respectively. Dong Yang E&P Inc., another ODM, accounted for 13% of our total revenue for the three months ended March 31, 2012. While we strive to expand and diversify our ODM base and we expect our customer concentration to decline over time, we anticipate that sales to a limited number of ODMs, OEMs and distributors will continue to account for a significant percentage of our total revenue for the foreseeable future. Our customer concentration may cause our financial performance to fluctuate significantly from period to period based on the device release cycles and seasonal sales patterns of these ODMs, OEMs and the success of their products. The loss of or any significant decline in total revenue from any of these ODMs or OEMs may have an adverse effect on our financial condition and results of operations.

Revenue by Geographic Region.  The following table is based on the geographic location to which our product is initially shipped. In most cases, this will differ from the ultimate location of the end user of a product containing our technology. For sales to our distributors, their geographic location may be different from the geographic locations of the ultimate end customer. Sales by geography for the periods indicated were:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands)
China	$10,237	$18,985	$28,716	$4,985	$8,685
Korea	7,084	6,568	11,914	1,314	5,436
Taiwan	1,059	3,706	5,223	1,486	928
Japan	62	374	2,952	461	548
United States	177	1,071	1,563	693	531
Other	2	19	59	6	15

	$18,621	$30,723	$50,427	$8,945	$16,143

Pricing and gross margins of our products.  Our gross margin has been and will continue to be affected by a variety of factors, including the timing of changes in pricing, shipment volumes, new product introductions, stage in the product life cycle, changes in ODM concentration and product mixes, changes in our purchase price of fabricated wafers and assembly and test service costs and inventory write downs, if any. In general, products with higher performance and a higher number of features tend to be priced higher and have higher gross margins. As a product matures and we begin shipping the product in volume, the average selling price for the maturing product declines. To balance this pricing pressure, we typically seek to offset the effect of declining average selling prices on maturing products by reducing our manufacturing costs of those maturing products and also introducing new, higher value-added and higher margin products. If we are unable to balance the pricing pressures from our maturing products with the introduction of new, higher margin products, we will not be able to maintain our overall average selling prices and our gross margin will decline.

Industry growth and demand for products using our products.  Overall consumer demand for and the growth of the markets for mobile devices and tablets, LED lighting solutions, televisions and other LED display backlighting applications will continue to influence the growth and demand for our solutions and impact our financial performance. As we leverage our technologies across adjacent end markets such as household appliances, we expect that consumer demand in these markets will also begin to have a material effect on our financial performance.

Strength of our relationships with key customers.  We have established strong relationships with leading global OEMs in the three markets that we currently serve. These close relationships and our understanding of our customers’ requirements have helped us to define our products and roadmaps and have enabled us to maintain our strong position with those customers. Once our products are integrated into a customer’s design, they typically remain designed in for the life of that customer’s product, and we intend to maintain our incumbent position with our customers by continually improving our solutions to meet their evolving needs. In addition to continuing to build and strengthen our relationships with existing customers, we intend to focus our efforts on diversifying our customer base by capturing new strategic accounts that currently do not use our solutions.

Basis of Presentation

The following describes selected line items in our consolidated statements of operations:

Revenue. We generate revenue from sales of our ICs to distributors, ODMs and OEMs, which are our principal customers. We sell a substantial majority of our products through distributors, which tend to purchase our products at the request of specific ODMs, and we recognize revenue on sales to distributors when we receive evidence of final resale of our products. For sales directly to our ODM and OEM customers, we recognize revenue when title to our product is transferred to the customer, which occurs upon shipment or delivery, depending upon the terms of the customer order. See “Critical Accounting Policies and Significant Management Estimates—Revenue Recognition”.

Cost of goods sold and gross profit. Cost of goods sold includes cost of materials such as wafers processed by third-party foundries, costs associated with packaging and assembly, test and shipping, cost of personnel, including stock-based compensation, as well as equipment associated with manufacturing support, logistics and quality assurance, warranty costs, write down of inventories, depreciation, overhead and other indirect costs, such as allocated occupancy and information technology, or IT, costs.

Research and development. Research and development expense includes personnel-related expenses, including salaries, stock-based compensation and employee benefits. It also includes pre-production engineering mask costs, software license expenses, prototype wafer, packaging and test costs, design and development costs, testing and evaluation costs, legal fees associated with our intellectual property, depreciation expense and other indirect costs. All research and development costs are expensed as incurred. We expect research and development expense to increase as a result of our February 2012 acquisition of CTC and the related hiring of 21 employees associated with that business. We also anticipate that the CTC business will allow us to reduce our reliance on outsourced research and development teams. We expect research and development expense to increase in absolute dollars as we continue to invest resources to develop more products and enhance our existing product portfolio.

Sales and marketing. Sales and marketing expense consists primarily of salaries, stock-based compensation, employee benefits, travel, promotions, trade shows, marketing and customer support, commission payments to third party sales representatives, design win efforts, depreciation expense and other indirect costs. We expect sales and marketing expense to increase in absolute dollars to support the growth of our business and promote our products to current and potential customers.

General and administrative. General and administrative expense consists primarily of salaries, stock-based compensation, employee benefits and expenses for executive management, legal, finance and human resources. In addition, general and administrative expenses include fees for professional services, depreciation expense and other indirect costs. We expect general and administrative expense to increase in absolute dollars due to the general growth of our business and the costs associated with becoming a public company for, among other things, SEC reporting and compliance, including compliance with the Sarbanes-Oxley Act of 2002, director fees, insurance, transfer agent fees and similar expenses.

Provision (benefit) for income taxes. For the year ended December 31, 2011 and three months ended March 31, 2011 and 2012, we incurred tax expense despite having a consolidated loss from continuing operations before income taxes, primarily due to foreign taxes and state income taxes. The increase in the provision for fiscal 2011 compared to fiscal 2010 was primarily due to an increase in foreign income taxes on profits realized by our foreign subsidiaries due to our international expansion in China, South Korea and Japan and state taxes. In each period since our inception to March 31, 2012, we have recorded a valuation allowance for the full amount of our deferred tax assets, as the realization of our deferred tax assets was uncertain. Therefore, no deferred tax expense or benefit was recognized in the consolidated financial statements.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements for the year ended December 31, 2011, we identified a material weakness and two significant deficiencies in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. The material weakness related to a deficiency in the operation of our controls over the accounting for complex equity and debt instruments. The significant deficiencies identified related to the inadequate design of our financial closing and reporting processes and our lack of a formal fraud risk assessment process and documentation. The material weakness and two significant deficiencies described above were originally identified (along with two other significant deficiencies that have since been remediated) in connection with the audit of our consolidated financial statements for the years ended December 31, 2009 and 2010.

To date, we have taken the following steps to remediate the material weakness and significant deficiencies described above:

•	hired a corporate controller with expertise in accounting for derivative financial instruments under GAAP; and

•	hired a regional controller for our Asian operations.

We plan to take additional measures to improve our internal control over financial reporting to remediate the material weakness and significant deficiencies that we and our independent registered public accounting firm identified, including:

•

hiring additional accounting personnel to help us properly analyze, review, record and monitor our financial closing and reporting and our compliance with GAAP on a timely basis, providing regular training to and oversight of these personnel, and periodically assessing the size and skill set of our finance team to ensure continued compliance with our reporting requirements; and

•	adopting formal processes and documentation for fraud risk assessment, which we intend to do in connection with this offering.

We expect to complete the measures above as soon as practicable upon the completion of this offering and will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act of 2002. However, the implementation of these measures may not fully address the material weaknesses and significant deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will incur to remediate these material weaknesses. See “Risk Factors—Risks Related to Our Business and Industry—We have identified a material weakness and two significant deficiencies in our internal control over financial reporting, and we cannot provide assurance that additional material weaknesses or significant deficiencies will not occur in the future. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.”

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
			(in thousands)
Revenue	$18,621	$30,723	$50,427	$8,945	$16,143
Cost of goods sold	10,919	17,646	27,569	4,858	8,476

Gross profit	7,702	13,077	22,858	4,087	7,667
Operating expense:
Research and development	8,318	8,883	9,566	2,288	3,388
Sales and marketing	3,704	4,855	7,564	1,503	2,808
General and administrative	2,615	2,256	3,622	614	3,811

Total operating expense	14,637	15,994	20,752	4,405	10,007

Net income (loss) from continuing operations	(6,935)	(2,917)	2,106	(318)	(2,340)
Other (expense)	(4,679)	(602)	(3,368)	(777)	(5,814)

Net loss before income taxes	(11,614)	(3,519)	(1,262)	(1,095)	(8,154)
Provision (benefit) for income taxes	75	(44)	153	35	33

Net loss from continuing operations	(11,689)	(3,475)	(1,415)	(1,130)	(8,187)
Loss from discontinued operations and gain on sale of discontinued operations, net of income taxes	(238)	3,778	1,601

Net income (loss)	$(11,927)	$303	$186	$(1,130)	$(8,187)

The following table sets forth a summary of our statement of operations as a percentage of each line item to revenue:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
Revenue	100%	100%	100%	100%	100%
Cost of goods sold	59%	57%	55%	54%	53%

Gross profit	41%	43%	45%	46%	47%
Operating expense:
Research and development	45%	29%	19%	26%	21%
Sales and marketing	20%	16%	15%	17%	17%
General and administrative	14%	7%	7%	7%	24%

Total operating expense	79%	52%	41%	49%	62%

Net income (loss) from continuing operations	(38)%	(9)%	4%	(4)%	(15)%
Total other expense, net	(25)%	(2)%	(7)%	(9)%	(36)%

Net loss before income taxes	(63)%	(11)%	(3)%	(13)%	(51)%
Provision (benefit) for income taxes	(0)%	0%	0%	0%	0%

Net loss from continuing operations	(63)%	(11)%	(3)%	(13)%	(51)%
Loss from discontinued operations and gain on sale of discontinued operations, net of income taxes	(1)%	12%	3%	0%	0%

Net income (loss)	(64)%	1%	0%	(13)%	(51)%

Comparison of the three months ended March 31, 2011 and 2012

Revenue

	Three Months Ended March 31,		Change
	2011	2012	Amount	%
	(dollars in thousands)
Revenue	$8,945	$16,143	$7,198	80%

Revenue for the three months ended March 31, 2012 increased by $7.2 million from the three months ended March 31, 2011 due to an 84% increase in the number of units sold, partially offset by a decrease in average selling price of 2%. The increase in unit volumes was a result of market penetration of our products and technology through our ODMs and distributors. The decrease in average selling price of our products was primarily a result of product mix fluctuation.

Revenue from the AC/DC power conversion market was $13.3 million for the three months ended March 31, 2012 compared to $7.2 million for the three months ended March 31, 2011, an increase of $6.1 million or 85%, primarily due to sales growth from new product introductions. Revenue from the LED SSL market was $2.6 million for the three months ended March 31, 2012 compared to $1.6 million for the three months ended March 31, 2011, an increase of $1.0 million or 63%, as a result of increased adoption of LED solutions in the general lighting market. Revenue from LED display backlighting market was $0.2 million for each of the three months ended March 31, 2012 and March 31, 2011.

Cost of Goods Sold and Gross Profit

	Three Months Ended March 31,		Change
	2011	2012	Amount	%
	(dollars in thousands)
Cost of goods sold	$4,858	$8,467	$3,609	74%
Gross profit	4,087	7,667	3,580	88%
Gross profit as a percentage of revenue	46%	47%	—	1%

Cost of goods sold and gross profit for the three months ended March 31, 2012 increased by $3.6 million compared to the three months ended March 31, 2011, or 74%, primarily due to the greater number of products shipped during the three months ended March 31, 2012. Gross margin increased 1% due to a change in product mix as a result of increases in sales of our new LED products, which typically have higher gross margins than our AC/DC products.

Research and Development

	Three Months Ended March 31,		Change
	2011	2012	Amount	%
	(dollars in thousands)
Research and development	$2,288	$3,388	$1,100	48%

Research and development expense for the three months ended March 31, 2012 increased by $1.1 million, or 48%, compared to the three months ended March 31, 2011, primarily due to an increase in compensation costs from growth in headcount in research and development, including 21 employees we hired in connection with the CTC business acquisition.

Sales and Marketing

	Three Months Ended March 31,		Change
	2011	2012	Amount	%
	(dollars in thousands)
Sales and marketing	$1,503	$2,808	$1,305	87%

Sales and marketing expense for the three months ended March 31, 2012 increased by $1.3 million compared to the three months ended March 31, 2011, or 87%, primarily due to increases in headcount and facilities expansion to support our increased sales activities and continued expansion into our existing overseas markets, as well as $0.3 million of amortization of customer relationships.

General and Administrative

	Three Months Ended March 31,		Change
	2011	2012	Amount	%
	(dollars in thousands)
General and administrative	$614	$3,811	$3,197	521%

General and administrative expenses for the three months ended March 31, 2012 increased by $3.3 million compared to the three months ended March 31, 2011 primarily due to $1.9 million of costs associated with the acquisition of the CTC business, additional personnel costs from an increase in employee headcount and additional outside consultant and professional fees as a result of our annual audit and quarterly reviews as we prepared to become a public company.

Other Expense, Net

	Three Months Ended March 31,
	2011	2012	Change
	(dollars in thousands)
Interest expense	$(121)	$(27)	$(94)
Change in fair value of convertible preferred warrant liability	(669)	(5,737)	5,068
Other income (expense), net	13	(50)	63

Total	$(777)	$(5,814)	$5,037

Other expense, net for the three months ended March 31, 2012 increased by $5.0 million primarily due to the increase in the convertible preferred warrant liability of $5.1 million primarily attributable to the increase in the value of the underlying convertible preferred stock and partially offset by a decrease in interest expense of $0.1 million from less average outstanding debt during the period.

Provision (Benefit) for Income Taxes

	Three Months Ended March 31,
	2011	2012	Change
	(dollars in thousands)
Provision (benefit) for income taxes	$35	$33	$(2)

For the three months ended March 31, 2011 and 2012, we incurred tax expense despite having a consolidated net loss before income taxes, primarily due to foreign taxes and state income taxes. We had a small decrease in our provision for the three months ended March 31, 2012 compared to the three months ended March 31, 2011 primarily due to a decrease in foreign income taxes on profits realized by our foreign subsidiaries.

Comparison of the Years Ended December 31, 2009, 2010 and 2011

Revenue

				Change
	Year Ended December 31,			2010		2011
	2009	2010	2011	Amount	%	Amount	%
	(dollars in thousands)
Revenue	$18,621	$30,723	$50,427	$12,102	65%	$19,704	64%

Revenue for the year ended December 31, 2011 increased by $19.7 million from the year ended December 31, 2010 due to a 57% increase in the number of units sold, and an increase in average selling price of 4%. The increase in unit volumes was a result of a wider acceptance of our products and technology as demonstrated through continued sales growth through our ODMs and distributors. The increase in average selling price of our products was primarily a result of a change in product mix. Revenue for the year ended December 31, 2010 increased by $12.1 million from the year ended December 31, 2009 due to a combination of a 75% increase in the number of units sold, partially offset by a decrease in average selling price of 6% primarily due to changes in product mix. The increase in revenue was primarily driven by the new design wins as a result of our research and development efforts and increased international marketing presence.

Revenue from the AC/DC power conversion market was $42.3 million for the year ended December 31, 2011 compared to $27.9 million for the year ended December 31, 2010, an increase of $14.4 million or 52%, due to additional design wins as a result of new product introductions and the related increase in sales resulting from these design wins. Revenue from the LED SSL market was $6.6 million for the year ended December 31, 2011 compared to $2.8 million for the year ended December 31, 2010, an increase of $3.8 million or 136%, as a result of additional design wins in the LED SSL driven, in part, by increased adoption of LED solutions in the general lighting market. Revenue from LED display backlighting market was $1.5 million for the year ended December 31, 2011 compared to $0 revenue for the year ended December 31, 2010, principally because of increased sales to a key customer in 2011.

Revenue from the AC/DC power conversion market was $27.9 million for the year ended December 31, 2010 compared to $18.6 million for the year ended December 31, 2009, an increase of $9.3 million or 50%, as a result of additional design wins as a result of new product introductions and the related increase in sales resulting from these design wins. Revenue from LED SSL market was $2.8 million for the year ended December 31, 2010 compared to $0 for the year ended December 31, 2009, as we did not begin selling our products into the LED SSL market until December 2009. Revenue from the LED display backlighting market was $0 for the years ended December 31, 2010 and 2009, as we did not begin selling our products in to the LED backlighting display market until December 2010.

Cost of Goods Sold and Gross Profit

				Change
	Year Ended December 31,			2010		2011
	2009	2010	2011	Amount	%	Amount	%
	(dollars in thousands)
Cost of goods sold	$10,919	$17,646	$27,569	$6,727	62%	$9,923	56%
Gross profit	7,702	13,077	22,858	5,375	70%	9,781	75%
Gross profit as a percentage of revenue	41%	43%	45%	—	2%	—	2%

Cost of goods sold and gross profit for the year ended December 31, 2011 increased by $9.9 million and $9.8 million, respectively, compared to the year ended December 31, 2010 primarily due to the greater number of products shipped during 2011. Gross margin increased 2% due to a favorable change in product mix as a result of increases in sales of our new LED products. Cost of goods sold and gross profit for the year ended December 31, 2010 increased by $6.7 million and $5.4 million, respectively, compared to the year ended December 31, 2009 as a result of an increase in the number of units sold in 2010, compared to 2009. Gross profit and gross profit as a percentage of revenue increased in 2010 compared to 2009 primarily because of a shift in product mix to newer, higher margin products shipping in volume in 2010.

Research and Development

				Change
	Year Ended December 31,			2010		2011
	2009	2010	2011	Amount	%	Amount	%
	(dollars in thousands)
Research and development	$8,318	$8,883	9,566	$565	7%	$683	8%

Research and development expense for the year ended December 31, 2011 increased by $0.7 million compared to the year ended December 31, 2010 due to an increase in research and development headcount as well as an increase in legal fees spent for protection of our intellectual property. The increase in research and development expense was primarily the result of expanding our product offerings and enhancing our existing products. Research and development expense for the year ended December 31, 2010 increased by $0.6 million compared to the year ended December 31, 2009 primarily due to a $0.4 million increase in pre-production engineering mask costs and packaging development expense, partially offset by a reduction in patent related legal expenses.

Sales and Marketing

				Change
	Year Ended December 31,			2010		2011
	2009	2010	2011	Amount	%	Amount	%
	(dollars in thousands)
Sales and marketing	$3,704	$4,855	$7,564	$1,151	31%	$2,709	56%

Sales and marketing expense for the year ended December 31, 2011 increased by $2.7 million compared to the year ended December 31, 2010 primarily due to increases in headcount and facilities expansion to support our increased sales activities and continued expansion into our existing overseas markets. Sales and marketing expense for the year ended December 31, 2010 increased by $1.2 million from the year ended December 31, 2009 primarily due to an increase in sales travel and other activities, sales support, and an increase in overall headcount in the sales organization.

General and Administrative

				Change
	Year Ended December 31,			2010		2011
	2009	2010	2011	Amount	%	Amount	%
	(dollars in thousands)
General and administrative	$2,615	$2,256	$3,622	$(359)	(14)%	$1,366	61%

General and administrative expenses for the year ended December 31, 2011 increased by $1.4 million compared to the year ended December 31, 2010 primarily due to additional personnel costs from an increase in employee headcount and additional outside consultant and professional fees as a result of our annual audit and quarterly reviews and systems related costs from improving systems integration with our international operations as we prepared to become a public company. General and administrative expense for the year ended December 31, 2010 decreased by $0.4 million compared to the year ended December 31, 2009 due to limited hiring activity and related spending during the year in an effort to minimize overhead costs to achieve profitability.

Other Expense, Net

	Year Ended December 31,
	2009	2010	2011	2010	2011
				Change
	(dollars in thousands)
Interest expense	$(1,878)	$(557)	$(358)	$1,321	$199
Change in fair value of convertible preferred warrant liability	(2,788)	(190)	(3,145)	2,598	(2,955)
Other income (expense), net	(13)	145	135	158	(10)

Total	$(4,679)	$(602)	$(3,368)	$4,077	$(2,766)

Other expense, net for the year ended December 31, 2011 increased by $2.8 million mostly due to the increase in the convertible preferred warrant liability of $3.0 million, partially offset by a decrease in interest expense of $0.2 million from less average outstanding debt during the period. For the year ended December 31, 2010, other expense, net decreased by $4.1 million due to a decrease in the convertible preferred warrant liability of $2.6 million and in interest expense of $1.3 million. For the year ended December 31, 2011, other expense, net is primarily attributable to $0.1 million in gains on foreign currency transactions not denominated in U.S. dollars. For the year ended December 31, 2010, other income (expense), net is primarily attributable to a $0.1 million gain on settlement of accrued liabilities and $0.2 million in miscellaneous other income, partially offset by $35,000 of losses on foreign currency transactions not denominated in U.S. dollars.

Provision (Benefit) for Income Taxes

	Year Ended December 31,
	2009	2010	2011	2010	2011
				Change
	(dollars in thousands)
Provision (benefit) for income taxes	$75	$(44)	$153	$(119)	$197

For the year ended December 31, 2011, we incurred tax expense despite having a consolidated net loss before income taxes, primarily due to foreign taxes and state income taxes. The increase in the provision for fiscal 2011 compared to fiscal 2010 was primarily due to an increase in foreign income taxes on profits realized by our foreign subsidiaries due to our international expansion in China, South Korea and Japan and state taxes.

Gain (Loss) from Discontinued Operations, Net of Taxes

	Year Ended December 31,
	2009	2010	2011	2010	2011
				Change
	(dollars in thousands)
Loss from discontinued operations, net of taxes	$(238)	$(751)	$—	$(513)	$751
Gain from sale of discontinued operations, net of taxes	—	4,529	1,601	4,529	(2,928)

Total	$(238)	$3,778	$1,601	$4,016	$(2,177)

Gain from sale of discontinued operations, net of taxes, for the year ended December 31, 2011 represented a $1.6 million earn-out payment that we received on the one-year anniversary of the sale of a subsidiary in accordance with the terms of the purchase agreement, net of $0.1 million for bank fees and taxes of $66,000. Gain (loss) from discontinued operations, net of taxes, for the year ended December 31, 2010 included the $4.5 million gain on sale of a subsidiary at the original transaction date, less the $0.8 million loss from that subsidiary prior to the date of the sale.

Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for each of the four quarters in the period ended December 31, 2011 and the quarter ended March 31, 2012. In management’s opinion, this unaudited quarterly information has been prepared on the same basis as our audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the information for the quarters presented. This information should be read in conjunction with our consolidated financial statements and the related notes thereto. The results of operations for any quarter are not necessarily indicative of results of operations for any future period.

	March 31, 2011	June 30, 2011	Sep. 30, 2011	Dec. 31, 2011	March 31, 2012
Revenue	$8,945	$12,029	$14,640	$14,813	$16,143
Cost of goods sold	4,858	6,473	8,187	8,051	8,476

Gross profit	4,087	5,556	6,453	6,762	7,667
Operating expenses
Research and development	2,288	2,198	2,494	2,586	3,388
Sales and marketing	1,503	1,610	2,051	2,400	2,808
General and administrative	614	848	1,048	1,112	3,811

Total operating expenses	4,405	4,656	5,593	6,098	10,007

Income (loss) from operations	(318)	900	860	664	(2,340)
Other income (expense)	(777)	(1,915)	3,644	(4,320)	(5,814)

Income (loss) before income tax	(1,095)	(1,015)	4,504	(3,656)	(8,154)
Provision (benefit) for income tax	35	(14)	26	106	33

Net income (loss) from continuing operations	(1,130)	(1,001)	4,478	(3,762)	(8,187)
Income (loss) from discontinued operations	—	1,601	—	—	—

Net income (loss)	$(1,130)	$600	$4,478	$(3,762)	(8,187)

Our revenue has increased in each of our last five quarterly fiscal periods, growing from $8.9 million for the three months ended March 31, 2011 to $16.1 million for the three months ended March 31, 2012. This revenue growth is largely attributable to an increase in the number of design wins in our target markets and our expansion into the LED SSL market in December 2009 and, to a lesser extent, the LED display backlighting market in December 2010. Our gross profit has generally increased during those same periods, largely because of an increase in sales of volumes of our ICs combined with a mix shift towards an increasing proportion of LED product sales, which typically have higher gross margins than our AC/DC products. Our general and administrative expense increased in the three months ended March 31, 2012 primarily due to $1.9 million of costs associated with the acquisition of CTC, as well as increased accounting and legal fees as we prepare to go public. Our other income (expense) fluctuated during the five quarterly periods presented, primarily as a result of changes in the fair value of our convertible preferred stock warrant liability. While our results of operations have not been materially impacted by seasonality or cyclical patterns to date, because of our business’ reliance on demand from consumer markets such as smartphones, tablets, lighting applications and televisions, we cannot provide assurance that our business and financial results will not be subject to seasonal or cyclical patterns in the future.

Liquidity and Capital Resources

Since our inception, we have financed our operations by net proceeds from sales of our convertible preferred stock and a loan and credit facility with Silicon Valley Bank. As of March 31, 2012, we had cash and cash equivalents of $4.4 million.

Although the majority of our sales in fiscal year 2011 and the three months ended March 31, 2012 were generated from a limited number of customers, we increased the number of total customers and the volume of sales to those customers during fiscal year 2011 and the first quarter of 2012. We expect that trend to continue as the markets for our products develop. We believe our current cash, along with net cash provided by operating activities, will be sufficient to satisfy our liquidity requirements for at least the next 12 months. Our liquidity may be negatively impacted as a result of a decline in sales of our products due to a decline in our end markets, decrease in sales of our customers’ products in the market, or adoption of competitors’ products.

Our primary uses of cash are to fund operating expenses, purchase inventory and acquire property and equipment. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the changes in our outstanding accounts payable and accrued expenses. Our primary sources of cash are cash receipts on accounts receivable from our product sales. Aside from the growth in amounts billed to our customers, net cash collections of accounts receivable are impacted by the efficiency of our cash collections process, which can vary from period to period, depending on the payment cycles of our major customers. We had cash in foreign locations of $428,000 and $435,000 at December 31, 2010 and 2011, respectively, and $690,000 at March 31, 2012, respectively. It is management’s present intention to reinvest the undistributed foreign earnings indefinitely in foreign operations.

While Chinese laws and regulations and their respective articles of association limit the ability of our Chinese subsidiaries to pay us cash dividends, we do not believe such limitations will materially impact our liquidity because we expect to retain any such earnings and reinvest them into our Chinese subsidiaries.

Starting in the second quarter of 2012, we commenced a reorganization of our corporate structure and intercompany relationships to more closely align with the international nature of our business activities. This restructuring will result in us realizing additional taxable income in the United States over the course of several years, against which we anticipate utilizing some, and possibly all, of our existing net operating losses, and may do so over a short period of time.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands)
Net cash provided by (used in) operating activities	$(5,530)	$(3,570)	$416	$(1,258)	$827
Net cash provided by (used in) investing activities	(104)	4,378	2,021	(54)	(602)
Net cash provided by (used in) financing activities	4,257	800	(2,474)	1,150	1,090

Net increase (decrease) in cash and cash equivalents	$(1,377)	$1,608	$(37)	$(162)	$1,315

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2012 consisted of a $5.7 million change in fair value of convertible preferred stock warrant liability, $2.0 million of stock-based compensation, a $1.6 million increase in deferred income and $0.5 million of depreciation and amortization. These were partially offset by a net loss from operations of $8.2 million, an increase in accounts receivable of $0.8 million, and an increase in prepaid expenses and other current assets of $0.4 million.

Net cash used in operating activities for the three months ended March 31, 2011 consisted of a $1.1 million loss from continuing operations, a $1.1 million increase in accounts receivable and a $1.0 million decrease in accounts payable and accrued liabilities. These were partially offset by a $0.7 million change in fair value of convertible preferred stock warrant liability and a $0.5 million increase in deferred income.

Net cash provided by operating activities in 2011 primarily reflected a $3.1 million change in fair value of convertible preferred stock warrant liability, $0.8 million of stock-based compensation, $0.5 million in depreciation and amortization (including debt discount) and $0.8 million in increases to accounts payable and accrued expenses. These were partially offset by a net loss from continuing operations of $1.4 million, increases in receivables and inventory of $1.7 million each, and decreases to deferred income on sales to distributors by $0.4 million. Receivables increased due to increases in sales, and inventory increased due to increased production as a result of increases in forecasted sales.

Net cash used by operating activities in 2010 primarily reflected net losses from continuing operations of $3.5 million, increases to inventories of $1.9 million and accounts receivable of $1.7 million, and $0.4 million in cash used in discontinued operating activities. These were offset by increases in deferred income on sales to distributors of $1.3 million, accounts payable and accrued liabilities of $0.8 million, change in fair value of convertible preferred stock warrant liability of $0.2 million, depreciation and amortization (including debt discount) of $0.7 million, and stock-based compensation of $0.6 million. Our inventories increased as a result of significantly higher production volume and accounts receivable and deferred income increased due to higher product shipments during the year to meet customer demand. Our accounts payable and accrued liabilities increased in 2010 to support our increased production volumes and overall operational growth.

Net cash used by operating activities in 2009 primarily reflected net losses from continuing operations of $11.7 million, partially offset by a $2.8 million increase in preferred stock warrant liability, depreciation and amortization (including debt discount) of $2.0 million, stock-based compensation of $0.6 million, decreases to accounts receivable of $0.3 million, decreases in prepaid expenses and other current assets of $0.1 million, increases in accounts payable and accrued liabilities of $0.2 million, and net cash provided by discontinued operations of $0.4 million. Our accrued compensation and other current liabilities decreased due to final payout related to our 2006 acquisition of another company. Accounts receivable decreased due to timing of customer payments and improved collections. Prepaid expenses and other current assets decreased due to the timing of payments to vendors, and accrued liabilities and accounts payable increased due to increased business activity and growth.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities for the three months ended March 31, 2012 consisted of $0.3 million in purchases of fixed assets and $0.4 million in cash paid for the acquisition of the CTC in China (see Note 4 of the notes of the consolidated financial statements).

Net cash used in investing activities for the three months ended March 31, 2011 consisted of $0.1 million in fixed asset purchases.

Net cash provided by investing activities during 2011 consisted of $1.7 million in additional proceeds from the sale of discontinued operations that was consummated in 2010, and $1.0 million in proceeds from the sale of time deposits, partially offset by $0.7 million in purchases of property and equipment.

Net cash provided by investing activities during 2010 consisted of net proceeds from the sale of discontinued operations of $5.7 million offset by purchases of property and equipment of $0.4 million and $1.0 million in purchases of time deposits.

In 2009, net cash used in investing activities consisted of purchases of property and equipment of $0.1 million, most of which was used to upgrade existing computer equipment and purchase new equipment to support our growth.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2012 consisted of $1.2 million in cash received from the exercise of preferred stock warrants, partially offset by $0.2 million of debt payments.

Net cash provided by financing activities for the three months ended March 31, 2011 consisted of $1.3 million of net borrowings on our line of credit, partially offset by $0.2 million of term debt payments.

Net cash used in financing activities during 2011 consisted primarily of $1.6 million in net pay downs on our revolving line of credit and $0.7 million in pay downs on our term loan.

Net cash provided by financing activities in 2010 consisted primarily of $1.6 million in net borrowings on our revolving line of credit, offset by $0.7 million in principal payments on our long-term installment debt.

Net cash provided by financing activities in 2009 consisted primarily of $3.1 million in proceeds from the issuance of convertible preferred stock and $2.9 million in borrowings from the issuance of convertible notes, offset by $1.2 million in net pay downs on our revolving line of credit, and $0.4 million in principal payments on our long-term installment debt.

Operating and Capital Expenditure Requirements

Our principal source of liquidity as of March 31, 2012 consisted of $4.4 million of cash and cash equivalents. Based on our current operating plan, we believe that our existing cash and cash equivalents from operations will be sufficient to finance our operational cash needs for at least the next 12 months. We expect our operating and capital expenditures to increase as we increase headcount, expand our business activities and grow our customer base, which will require more working capital. Our ability to generate cash from operations is also subject to substantial risks described under the caption “Risk Factors.” If any of these risks occur, we may be unable to generate or sustain positive cash flow from operating activities. We would then be required to use existing cash and cash equivalents to support our working capital and other cash requirements. If additional funds are required to support our working capital requirements, acquisitions or other purposes, we may seek to raise funds through equity or debt financing or from other sources. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in this offering. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility, and would also require us to incur interest expense. We can provide no assurance that additional financing will be available at all or, if available, that we would be able to obtain additional financing on terms favorable to us.

Contractual Obligations, Commitments and Contingencies

The following table summarizes our outstanding contractual obligations as of December 31, 2011:

	Payments due by period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$3,243	$514	$991	$1,064	$674
SVB Facility	$477	$477	—	—	—

Operating leases in the table above represent contractual obligations from agreements for non-cancelable office space. There were no material changes to our contractual obligations as of March 31, 2012.

In November 2008, we entered into a loan and security agreement with Silicon Valley Bank (as amended from time to time, the SVB Facility), consisting of a revolving line of credit, subject to a borrowing base formula, and a term loan. The agreement has been amended several times since that time, most recently in January 2012, as further described below. As of December 31, 2011, the maximum borrowing limit under the revolving line of credit was $8.0 million, and the line of credit carried a variable annual interest rate of 1% above the prime rate (3.25% as of December 31, 2010 and 2011), and matured on January 24, 2012. When we entered into the SVB Facility, the agreement also provided for a term loan facility of up to $2.4 million. As of December 31, 2011 and March 31, 2012, the term loan carried a fixed interest rate of 1.5% above the prime rate and required that we make monthly interest only payments for a specified period of time, after which we were required to make 36 equal monthly installments of principal and accrued interest. As of December 31, 2011 and March 31, 2012, the SVB Facility required that we maintain a minimum tangible net worth. All of our assets, excluding intellectual property, were pledged as collateral to secure our obligations under the loan and security agreement.

As of December 31, 2010, 2011 and March 31, 2012, the outstanding balance of the revolving line of credit was $1.6 million, $0 and $0, respectively. As of December 31, 2010, 2011 and March 31, 2012, the outstanding balance of the term loan was $1.2 million, which is presented net of $0.2 million of debt issuance costs, $0.5 million, which is presented net of $0.1 million of debt issuance costs, and $0.2 million, respectively. As of March 31, 2012, we were in compliance with our minimum tangible net worth covenant.

In January 2012, we entered into our most recent amendment to the SVB Facility. Pursuant to this amendment, we amended certain terms relating to the revolving line of credit, including extending the maturity to November 24, 2013, increasing the interest rate to a variable annual interest rate of 1.25% above the prime rate, amending the borrowing base formula, and increasing the maximum borrowing limit to $11.0 million. In addition, under this amendment, the minimum tangible net worth covenant was replaced with a minimum EBITDA requirement. We intend to terminate this agreement following the closing of this offering.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, such as the use of structured finance, special purpose entities or variable interest entities.

Recent Authoritative Accounting Guidance

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

In September 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-08, “Testing Goodwill for Impairment” which amended the guidance on goodwill impairment testing to allow companies to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If, as a result of the qualitative assessment, an entity determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The amendment is effective for fiscal years beginning after December 15, 2011, but early adoption is permitted. Such guidance will be applicable to any such interim or annual impairment assessments performed after January 1, 2012.

In May 2011, the FASB amended existing rules covering fair value measurement and disclosure to clarify guidance and minimize differences between U.S. GAAP and International Financial Reporting Standards, or IFRS. The new guidance requires entities to provide information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and provide a narrative description of the sensitivity of Level 3 measurements to changes in unobservable inputs. We adopted this standard in the first quarter of 2012 and it did not have an impact on our financial statements but did expand our disclosures about our Level 3 fair value measurements. Refer to Note 5 of our notes to the consolidated financial statements for additional information.

In January 2010, the FASB issued guidance which amends and clarifies existing guidance related to fair value measurements and disclosures. This guidance requires new disclosures for (1) significant transfers in and out of Level I and Level II of the fair value hierarchy and the reasons for such transfer and (2) the separate presentation of purchases, sales, issuances, and settlements on a gross basis in the Level III reconciliation. It also clarifies guidance around disaggregation and disclosures of inputs and valuation techniques for Level II and Level III fair value measurements. The amendments were effective for our fiscal year ending December 31, 2010, except for the new Level III reconciliation requirements, which became effective for our company’s fiscal year beginning January 1, 2011. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In September 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force” (ASU No. 2009-13), which updates the current guidance pertaining to multiple-element revenue arrangements included in FASB Accounting Standards Codification, or ASC 605-25, “Revenue Recognition—Multiple Element Arrangements”. ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how the arrangement consideration should be allocated among the separate units of accounting. ASU 2009-13 was effective for our annual reporting period beginning January 1, 2011. The adoption of ASU 2009-13 did not have a material impact on our company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220)—Presentation of Comprehensive Income”, or ASU 2011-05, to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income, either in a single continuous statement of comprehensive income or in two separate, but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statements of stockholders’ equity. This standard will only affect how, and in what specific financial statements, we present the components of comprehensive income. Accordingly, the adoption of ASU 2011-05 will not affect our financial position, results of operations, or cash flows. In December 2011, the FASB further amended its guidance to defer changes related to the presentation of reclassification adjustments indefinitely as a result of concerns raised by stakeholders that the new presentation requirements would be difficult for some preparers and could add unnecessary complexity to consolidated financial statements. We have retrospectively adopted this guidance as of December 31, 2011.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

We had cash and cash equivalents of $3.1 million and $3.0 million at December 31, 2010 and 2011, respectively, and $2.9 million and $4.4 million at March 31, 2011 and 2012, which was held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates due to their short-term nature. Declines in interest rates, however, will reduce future investment income. If overall interest rates had declined by 100 basis points during the year ended December 31, 2011 or the three months ended March 31, 2012, our interest income would not have been materially affected.

Foreign Currency Risk

To date, our international customer and vendor agreements have been denominated almost exclusively in U.S. dollars. Accordingly, we have limited exposure to foreign currency exchange rates and do not currently enter into foreign currency hedging transactions.

Critical Accounting Policies and Significant Management Estimates

Our consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles, or GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1 of the notes to our consolidated financial statements. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with our audit committee.

Revenue Recognition

Our revenue is derived from the shipment of products. Revenue is recognized at the time the product is shipped, provided that persuasive evidence of an arrangement exists, title and risk of loss has transferred to the customer, the sales price is fixed or determinable, and collection of the related receivable is reasonably assured. Generally, we do not have obligations to our customers after our products are shipped other than those pursuant to warranty obligations (see Note 9 of the notes to the consolidated financial statements). Our fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices, which is evidenced by a customer purchase order or other persuasive evidence of an arrangement. Product revenue is recognized upon shipment of product to our ODM and OEM end customers.

For direct customers (i.e., other than distributors), we recognize revenue when title to the product is transferred to the customer, which occurs upon shipment or delivery, depending upon the terms of the customer order. Sales to direct customers do not allow for rights of return other than for product warranty. We do not offer price protection on sales to direct customers.

Approximately 71% and 53% of our sales were made through distributors during the 2011 fiscal year and the three months ended March 31, 2012, respectively. Sales to distributors are under agreements that allow for certain rights of return and price protection. When the distributors hold inventory prior to resale to their ODM or OEM end customers, our management is unable to reasonably estimate sales returns or price protection adjustments under its distributor arrangements; accordingly, revenue and related cost of revenue on shipments to distributors are deferred until the distributor reports that the product has been sold to an end customer, referred to as sell through net revenue accounting. Under sell through net revenue accounting, accounts receivable are recognized and inventory is relieved upon shipment to the distributor as title to the inventory is transferred upon shipment, at which point we have a legally enforceable right to collection under normal terms. The associated revenue and cost of revenue are deferred and included in deferred income on sales to distributors in the consolidated balance sheets. When the related product is sold by our distributors to their end customers, referred to as sold through, we recognize previously deferred income as revenue and cost of revenue. Revenue recognition on product sales through distributors is highly dependent on receiving pertinent and accurate data from our distributors in a timely fashion. Distributors provide us with weekly data prior to the release of our consolidated financial statements regarding the product, price, quantity and end customer when products are resold, as well as the quantities of our products they still have in stock.

Inventory Valuation

We value our inventory, which includes materials, labor and overhead, at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. We periodically write-down our inventory to the lower of cost or market based on our estimates that consider historical usage and future demand. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction. The calculation of our inventory valuation reserves requires management to make assumptions and to apply judgment regarding forecasted customer demand that may turn out to be inaccurate. Inventory valuation reserves were $0.1 million, $0.1 million, $0.7 million and $0.7 million as of December 31, 2009, 2010, 2011 and March 31, 2012, respectively. Inventory valuation reserves, once established, are not released until the related inventory has been sold or scrapped.

We have not made any material changes in the accounting methodology we use to record inventory reserves during the past three years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that we use to calculate our inventory reserve. However, if estimates regarding customer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses or gains that could be material.

Product Warranty

Our products are under warranty against defects in material and workmanship generally for a period of one year. We accrue for estimated warranty cost at the time of sale based on anticipated warranty claims and actual historical warranty claims experience including knowledge of specific product failures that are outside of our typical experience. The warranty obligation is determined based on product failure rates, cost of replacement and failure analysis cost. We monitor product returns for warranty-related matters and monitor an accrual for the related warranty expense based on historical experience. Our warranty obligation requires management to make assumptions regarding failure rates and failure analysis costs. If actual warranty costs differ significantly from these estimates, adjustments may be required in the future, which would adversely affect our gross margins and operating results. The warranty liability as of December 31, 2009, 2010, 2011 and March 31, 2012, was $0.1 million, $0.1 million, $0.2 million and $0.2 million, respectively.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess goodwill for impairment at the reporting unit level annually. Prior to 2011, we performed the annual impairment test as of the last day of the fiscal year. We have elected to change the annual goodwill impairment testing date to August 1. During fiscal year 2011, we tested goodwill for impairment as of August 1, 2011 and concluded that there was no impairment of the carrying value of the goodwill. The change in the annual goodwill impairment testing date is preferable as the new date provides us sufficient time to complete the annual goodwill impairment testing prior to its reporting requirements. This change will not delay, accelerate, or avoid an impairment charge of our goodwill. As it was impracticable to objectively determine the estimates and assumptions necessary to perform the annual goodwill impairment test as of each August 1 for periods prior to August 1, 2011, we have prospectively applied the change in the annual goodwill impairment testing date from August 1, 2011. The application of this change in accounting policy did not result in any impairment charges recognized in the consolidated financial statements. Consideration was given to the period between the testing date and December 31, 2011, concluding that no impairment indicators arose during such period that would lead to a different conclusion as of December 31, 2011 and March 31, 2012. In the valuation of our goodwill, we must make assumptions regarding estimated future cash flows to be derived from our reporting unit. If these estimates or their related assumptions change in the future, we may be required to record impairment for these assets.

Impairment is tested at the reporting unit level. The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting units to its net book value, including goodwill and intangible assets. If the net book value exceeds the fair value of the reporting unit, then we perform the second step of the goodwill impairment test to determine the amount of the impairment loss, if any. The second step is performed by calculating the implied fair value of goodwill and intangible assets and comparing the implied fair value to the carrying amount of goodwill and intangible assets. If the implied fair value of goodwill and intangible assets is lower than the carrying amount, an impairment loss is recognized equal to the difference.

Goodwill of $435,000 relates to the purchase of Simple Silicon Inc. in August 2006 and $1.1 million related to the acquisition of the CTC business in February 2012, both of which were fully allocated to one reporting unit. As of March 31, 2012, the goodwill balance was $1,501,000. There was no impairment of goodwill recorded as of or for the years ended December 31, 2009, 2010 or 2011 and the three months ended March 31, 2011 or 2012.

We conducted assessments of the carrying value of our goodwill for the periods ended December 31, 2009, 2010 and 2011 and determined that goodwill was not impaired. As of December 31, 2009, 2010 and 2011, goodwill relates to the purchase of Simple Silicon Inc. in August 2006.

Impairment of Long-Lived Assets and Purchased Intangible Assets

Purchased intangible assets with a determinable economic life and long-lived assets are carried at cost, less accumulated amortization and depreciation. Amortization and depreciation is computed over the estimated useful life of each asset on a straight-line basis. We review long-lived assets and purchased intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss equal to the difference between the carrying value and the fair market value of the asset is recorded. No impairment has been recorded as of December 31, 2009, 2010 and 2011 or March 31, 2012.

Stock-Based Compensation

We measure the cost of employee service received in exchange for equity incentive awards, including stock options, based on the grant date fair value of the award. The fair value is estimated using the Black-Scholes option pricing model. The value of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations and comprehensive income (loss). We elected to treat share-based payment awards with graded vesting schedules and time-based service conditions as a single award and recognize stock-based compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. Stock-based compensation expenses are classified in the consolidated statements of operations and comprehensive income (loss) based on the department to which the related employee reports.

We account for stock options issued to non-employees in accordance with the guidance for equity-based payments to non-employees. Stock option awards to non-employees are accounted for at fair value using the Black-Scholes option pricing model. The fair value of the unvested portion of the options granted to non-employees is re-measured each period. The resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

The Black-Scholes option pricing model requires management to make assumptions and to apply judgment in determining the fair value of our awards. The most significant assumptions and judgments include estimating the fair value of underlying stock, expected volatility and expected term. In addition, the recognition of stock-based compensation expense is impacted by estimated forfeiture rates.

We estimated the expected volatility from the historical volatilities of several unrelated public companies within the semiconductor industry because our common stock has no trading history. When selecting the public companies used in the volatility calculation, we selected companies in the semiconductor industry with characteristics comparable to us, including stage of development, lines of business, market capitalization, revenue and financial leverage. The weighted average expected life of options was calculated using the simplified method of prescribed guidance provided by the SEC. This decision was based on the lack of relevant historical data due to our limited experience and the lack of active market for our common stock. The risk-free interest rate is based on the U.S. Treasury yields in effect at the time of grant for periods corresponding to the expected term of the options. The expected dividend rate is zero based on the fact that we have not historically paid dividends and have no intention to pay cash dividends in the foreseeable future. The forfeiture rate is established based on the historical average period of time that options were outstanding and adjusted for expected changes in future exercise patterns.

We do not believe there is a reasonable likelihood that there will be material changes in the estimates and assumptions we use to determine stock-based compensation expense. In the future, if we determine that other option valuation models are more reasonable, the stock-based compensation expense that we record in the future may differ significantly from what we have recorded using the Black-Scholes option pricing model.

Given the absence of an active market for our common stock, our management was required to estimate the fair value of our common stock at the time of each grant and provide that estimate as a recommendation to our board of directors in their decision on the approval of stock option grants. We engaged the services of third party valuation firms to assist us in determining the fair value of our stock on each grant date.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

				Three Months Ended March 31,
	2009	2010	2011	2011	2012

Expected term (years)	5.5 – 6.5	5.6 – 6.5	5.6 – 6.5	N/A	6.0 – 6.1
Risk-free rate	1.4 – 5.1%	1.4 – 5.1%	1.1 – 4.9%	N/A	1.2%
Volatility	50.0 – 58.3%	50.0 – 58.2%	48.9 – 58.3%	N/A	47.6%
Dividend	0%	0%	0%	N/A	0%

Common Stock Valuations

The fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	the prices of our stock sold to outside investors in arms-length transactions, of which there were none during the period from January 1, 2010 through March 31, 2012;

•	our operating and financial performance;

•	current business conditions and projections;

•	the hiring of key personnel;

•	the history of our company and the introduction of new products;

•	our stage of development;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our common stock;

•	the market performance of comparable publicly traded companies;

•	the U.S. and global capital market conditions; and

•

third-party valuations of our common stock performed as of April 2010, June 2010, September 2010, December 2010, March 2011, June 2011, July 2011, September 2011, December 2011, February 2012, March 2012 and April 2012.

As of each stock option grant date listed below, our board of directors believes it made a thorough evaluation of the relevant factors to determine the fair value of our common stock and accordingly set the exercise price of the options granted equal to the fair value of our common stock determined as of each such date. On each option grant date, our board of directors considered the most recent available valuation of our common stock as one of several factors in estimating the fair value of our common stock. In addition, our board of directors considered changes in our financial condition and results of operations that had occurred subsequent to the previous valuation date as well as the then current general economic and market conditions as well as other objective and subjective factors described above. Further, our board of directors also determined that no significant change in our expectations of future business had occurred as of each grant date since the most recent valuation that would have warranted a materially different determination of value of our common stock than that suggested by the valuation. The valuations were consistent with the guidance and methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, for all option grant dates listed below.

We granted stock options with the following exercise prices between January 1, 2010 and May 31, 2012:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Market Value Per Share at Grant Date	Common Stock Fair Market Value Per Share Over/(Under) Exercise Price at Grant Date
June 17, 2010	1,635,000	0.14	0.14	—
July 1, 2010	6,470,000	0.14	0.14	—
October 22, 2010	102,500	0.14	0.14	—
December 17, 2010	667,500	0.14	0.14	—
August 18, 2011	2,594,500	0.50	0.50	—
October 20, 2011	834,000	0.50	0.36	(0.14)
December 15, 2011	1,665,000	0.31	0.51	0.20
February 17, 2012	2,579,500	0.55	0.73	0.18
March 10, 2012	2,586,000	0.55	0.80	0.25
May 7, 2012	4,361,750	0.95	0.95	—

Based upon an assumed initial public offering price of $         per share, the aggregate intrinsic value of options outstanding as of March 31, 2012 was approximately $         million, of which approximately $         million related to vested options and approximately $         million related to unvested options.

In order to determine the fair value of our common stock underlying option grants, we utilized the option pricing method for those options granted in June and July 2010. The option method relies on financial option theory to allocate value among different classes of members’ equity based upon a future “claim” in value. For those options issued after July 2010, we utilized the probability-weighted expected return method, or P-WERM, valuation approach. Under this approach, the share values were based upon the probability-weighted present value of expected future returns, considering each of the possible future scenarios available to the business enterprise, as well as the rights of each share class. The four potential liquidity/exit event scenarios evaluated by the board of directors and its third-party valuation firm are: (1) initial public offering (“IPO”), which contemplates an IPO to occur during 2012; (2) high M&A transaction, which contemplates a strategic sale estimated to occur in the first half of 2013 if growth and markets to be penetrated are relatively consistent with our strategic plans; (3) low M&A transaction, which contemplates a strategic sale estimated to occur in the first half of 2015 if growth and markets to be penetrated are not consistent with our strategic plans; and (4) dissolution, which contemplates zero growth or market penetration, or erosion of our customer base due to competition or external factors to occur in the first half of 2016.

Significant factors considered by our board of directors in determining the fair value of our common stock at these grant dates include:

June 2010

In the first half of 2010, our net revenue continued to grow as the global economy continued to improve and we began to win customers from our competitors. We experienced sequential revenue growth, generating $5.8 million for the quarter ended March 31, 2010, up from $5.1 million in revenue for the quarter ended December 31, 2009. We continued to incur net operating losses as we expanded our research and development team to further our progress on the design of new products. The significant assumptions employed in this valuation were a risk-adjusted discount rate of 40%, dividend yield of 0%, volatility on expected term of 66% and a risk-free rate of 1.0%. Our Total Equity Value, or TEV, was based on a liquidity event expected to occur within approximately two years. A discount for lack of marketability was also applied to arrive at a non-marketable minority fair value conclusion. Our net revenue was driven by the increasing shipments of our power adapter products. In addition, during April 2010 we divested select assets and liabilities of the IKOR business, which allowed us to focus on our core AC/DC integrated circuit products and our DC/DC development efforts. Based on the operating results, the factors described above and a contemporaneous valuation as of April 2010 performed by an unrelated third party, our board of directors granted stock options with an exercise price of $0.14 per share.

July 2010

Between July 2010 and October 2010, the U.S. economy and the financial and stock markets continued to recover. We experienced sequential revenue growth, generating $7.9 million in revenue for the quarter ended June 30, 2010 and $5.8 million for the quarter ended March 31, 2010. We continued to incur net operating losses as we expanded our research and development team to further our progress on the design of new products. The significant assumptions employed in this valuation were a risk-adjusted discount rate of between 25% and 32.5%, dividend yield of 0%, volatility on expected term of 66% and a risk-free rate of 0.7%. Our TEV was based on a liquidity event expected to occur within approximately two years. A discount for lack of marketability was also applied to arrive at a non-marketable minority fair value conclusion. Based on the operating results, the factors described above and a third-party valuation as of April 2010, which was supported by a retrospective June 2010 valuation performed by an unrelated third party, our board of directors granted stock options with an exercise price of $0.14 per share.

October 2010

Between July 2010 and October 2010, the U.S. economy and the financial and stock markets continued to recover. We experienced sequential revenue growth, generating $8.3 million for the quarter ended September 30, 2010 compared to $7.9 million for the quarter ended June 30, 2010. We continued to invest in expanding our research and development capabilities contributing to further net operating losses in the quarter. Our TEV was based on a liquidity event expected to occur within approximately two years. The significant assumptions employed in this valuation were a risk-adjusted discount rate of between 25% and 32.5%, dividend yield of 0%, volatility on expected term of 66% and a risk-free rate of 0.7%. A discount for lack of marketability was also applied to arrive at a non-marketable minority fair value conclusion. Based on these considerations, a contemporaneous third-party valuation performed by an unrelated party as of April 2010, which was supported by the retrospective September 2010 valuation, and the factors discussed above, our board of directors decided to continue to grant stock options with an exercise price of $0.14 per share.

December 2010

Between October 2010 and December 2010, the U.S. economy and the financial and stock markets continued to recover. We experienced sequential revenue growth, generating $8.7 million for the quarter ended December 31, 2010 compared to $8.3 million for the quarter ended September 30, 2010. We continued to invest in expanding our research and development capabilities contributing to further net operating losses in the quarter. Our TEV was based on a liquidity event expected to occur within approximately two years. The significant assumptions employed in this valuation were a risk-adjusted discount rate of between 25% and 32.5%, dividend yield of 0%, volatility on expected term of 66% and a risk-free rate of 0.7%. A discount for lack of marketability was also applied to arrive at a non-marketable minority fair value conclusion. Based on these considerations, a contemporaneous valuation performed by an unrelated third party as of April 2010, which was supported by a retrospective September 2010 valuation and the factors discussed above, our board of directors decided to continue to grant stock options with an exercise price of $0.14 per share.

August 2011

Between December 2010 and August 2011, the U.S. economy and the financial and stock markets continued to recover. We experienced sequential revenue growth, generating $12.0 million for the quarter ended June 30, 2011 compared to $8.9 million for the quarter ended March 31, 2011. As a result of improved revenue, we earned net operating income of $0.9 million in the quarter ended June 30, 2011, compared to net operating losses of $0.3 million in the quarter ended March 31, 2011. Based on these considerations, a contemporaneous valuation as of July 2011 performed by an unrelated third party and the factors discussed above, our board of directors decided to grant stock options with an exercise price of $0.50 per share. The significant assumptions employed in this valuation were a revenue multiple of 2.45, a risk-adjusted discount rate of 32.5%, a probability weighting of an IPO in the near term of 25% and a reduction in the time horizon to approximately one year.

October 2011

Between August 2011 and October 2011, the global economy and the financial and stock markets began to experience a downturn related to (1) concerns over creditworthiness of the European Union, or EU, countries’ government issued securities and the continued viability of the Euro as a currency, (2) the political impasse and debates in the U.S. regarding raising the U.S. debt ceiling, the size of the U.S. debt and the required structural fiscal and tax reform to address the growing U.S. debt and (3) the downgrade of U.S. debt by Standard & Poor’s. In addition, we encountered the potential loss of follow-on design wins from a significant customer, which significantly decreased our future forecasted revenue. While we experienced sequential revenue growth, generating $14.6 million for the quarter ended September 30, 2011 compared to $12.0 million for the quarter ended June 30, 2011, we only generated net operating income of $0.9 million in the quarter ended September 30, 2011, compared to net operating income of $0.9 million in the quarter ended June 30, 2011. Our board of directors noted the high degree of market volatility and therefore estimated that the fair value of our common stock continued to be $0.50 per share based on a contemporaneous valuation as of July 2011, and as performed by an unrelated party as of July 2011. The significant assumptions employed in this valuation were a revenue multiple of 2.45, a risk-adjusted discount rate of 32.5%, a probability weighting of an IPO in the near term of 25% and a reduction in the time horizon to approximately one year. As a result our board of directors decided to continue to grant stock options with an exercise price of $0.50 per share.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2011, we reassessed our estimate of fair market value of our common stock for recording stock-based compensation. As a result of such reassessment, we subsequently revised the fair market value of our common stock for option grants made in October 2011, which resulted in these option grants having fair market value below the exercise price per share and the price originally determined to be fair market value by our board of directors. Based on this process, we determined that the revised fair market value of our common stock for determining stock-based compensation was $0.36 per share as of the option grant date in October 2011. The revised fair market value of our common stock as of October 2011 was derived based on linear interpolations between the contemporaneous valuations performed as of September 30, 2011 and December 31, 2011. Linear interpolations were considered appropriate because no individually significant factors, events, or changes in our business were identified between the valuation dates that would have had a material impact on the calculated fair value of the compensation for these grants.

The decrease in the contemporaneous third-party valuation as of September 2011, which was used as the starting data point in our linear interpolation for the October 2011 and December 2011 grants, was primarily attributable to a sharp decline in market values as a result of concerns about the global economy, including the EU and U.S. We noted that market revenue multiples for a sample of public company competitors had decreased from a range of 1.38 to 3.41 in July 2011 to 0.93 to 2.33 in September 2011. In addition, we revised downward our revenue forecasts due to related concerns over the global downturn and its impact on buying behaviors of our end users, as well as lack of visibility to follow-on design wins and purchases from current customers. Market revenue multiples increased for the same sample of public company competitors to 1.47 to 3.24 in December 2011, which contributed to an increase in the contemporaneous third-party valuation as of December 2011 and which was used as the ending data point in our linear interpolation for the October and December 2011 grants. In addition, we had increased our revenue forecasts due to an increase in design wins from October 2011 to December 2011.

December 2011

Between October 2011 and December 2011, the global economy and the financial and stock markets continued to experience a high level of volatility because of continued concerns about the global economy and financial markets. We experienced minimal revenue growth, generating $14.8 million for the quarter ended December 31, 2011 compared to $14.6 million for the quarter ended September 30, 2011. We also generated lower net operating income of $0.7 million in the quarter ended December 31, 2011 compared to net operating income of $0.9 million in the quarter ended September 30, 2011. Given the high level of market volatility and related risks to our growth and the associated uncertainty regarding the reliability of prior forecasts, our board of directors decided to grant stock options with an exercise price of $0.31 per share, which was based on a contemporaneous valuation performed by an unrelated third party as of September 2011. The significant assumptions employed in the September 2011 valuation were a revenue multiple of 1.63, a risk-adjusted discount rate of 30.0%, a probability weighting of an IPO in the near term of 30% and a time horizon of approximately one year.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2011, we reassessed the estimate of fair market value of our common stock for recording stock-based compensation. As a result of such reassessment, we subsequently revised the fair market value of our common stock for option grants made in December 2011, which resulted in these option grants having fair market value above the exercise price per share and the price originally determined to be fair market value by our board of directors. Based on this process, we determined that the revised fair market value of our common stock for determining stock-based compensation was $0.51 per share as of the option grant date in December 2011. The revised fair market value of our common stock as of December 2011 was derived based on linear interpolations between the contemporaneous third party valuations performed as of September 30, 2011 and December 31, 2011. Linear interpolations were considered appropriate because no individually significant factors, events, or changes in our business were identified between the valuation dates that would have had a material impact on the calculated fair value of the compensation for these grants.

The decrease in the contemporaneous third-party valuation as of September 2011, which was used as the starting data point in our linear interpolation for the October and December 2011 grants, was primarily attributable to a sharp decline in market values as a result of concerns about the global economy, including the EU and U.S. We noted that market revenue multiples for a sample of our public company competitors had decreased from a range of 1.38 to 3.41 in July 2011 to 0.93 to 2.33 in September 2011. In addition, we revised downwards our revenue forecasts due to related concerns over the global downturn and its impact on buying behaviors of our end users as well as lack of visibility to follow-on design wins and purchases from current customers. Market revenue multiples increased for the same sample of our public company competitors to 1.47 to 3.24 in December 2011, which contributed to an increase in the contemporaneous third-party valuation as of December 2011 and which was used as the ending data point in our linear interpolation for the October and December 2011 grants. In addition, we had increased our revenue forecasts due to an increase in design wins from October 2011 to December 2011.

February and March 2012

Between December 2011 and March 2012, the global economy and the financial and stock markets continued to experience a high level of volatility because of continued concerns about the global economy and financial markets. However, market sentiment was somewhat improved and we continued to move towards an IPO in the second half of 2012. While we experienced minimal revenue growth, generating $14.8 million for the quarter ended December 31, 2011 compared to $14.6 million for the quarter ended September 30, 2011 and also generated lower net operating income of $0.7 million in the quarter ended December 31, 2011 compared to net operating income of $0.9 million in the quarter ended September 30, 2011, our forecasts had improved. Our board of directors decided to grant stock options with an exercise price of $0.55 per share based on a contemporaneous valuation performed by an unrelated third party as of December 2011. The significant assumptions employed in this valuation were a revenue multiple of 2.51, a risk-adjusted discount rate of 27.5%, a probability weighting of an IPO in the near term of 35% and a time horizon of less than one year.

In connection with the preparation of our consolidated financial statements for the three months ended March 31, 2012, we reassessed the estimate of fair market value of our common stock for recording stock-based compensation. As a result of such reassessment, we subsequently revised the fair market value of our common stock for option grants made in both February and March of 2012, which resulted in these option grants having fair market value above the exercise price per share and the price originally determined to be fair market value by our board of directors. Based on this process, we determined that the revised fair market value of our common stock for determining stock-based compensation was $0.73 per share and $0.80 per share as of the option grant dates in February 2012 and March 2012, respectively. The revised fair market value of our common stock as of February 2012 and March 2012, corresponding to the respective option grant dates, was derived based on linear interpolations between the contemporaneous third party valuations performed as December 31, 2011 and February 29, 2012 for options granted in February 2012 and February 29, 2012 and March 31, 2012 for options granted in March 2012. Linear interpolations were considered appropriate because no individually significant factors, events, or changes in our business were identified between the valuation dates that would have had a material impact on the calculated fair value of the compensation of these grants. The significant assumptions employed in the February 29, 2012 valuation were a revenue multiple of 2.93, a risk-adjusted discount rate of 27.5%, a probability weighting of an IPO in the near term of 45% and a time horizon of less than six months. The significant assumptions employed in the March 2012 valuation were a revenue multiple of 2.91, a risk-adjusted discount rate of 27.5%, a probability weighting of an IPO in the near term of 50% and a time horizon of less than six months.

May 2012

Between March 2012 and May 2012, the global economy and the financial and stock markets continued to experience a high level of volatility because of continued concerns about the global economy and financial markets. However, market sentiment was improved and we continued to move towards an IPO in the second half of 2012. While we experienced sequential revenue growth, generating $16.1 million for the quarter ended March 31, 2012 compared to $14.8 million for the quarter ended December 31, 2011, we also generated a net loss of $8.2 million compared to net operating income of $0.7 million in the quarter ended December 31, 2011. Our board of directors decided to grant stock options with an exercise price of $0.95 per share based on a contemporaneous valuation performed by an unrelated third party as of April 23, 2012. The significant assumptions employed in this valuation were a revenue multiple of 2.77, a risk-adjusted discount rate of 27.5%, a probability weighting of an IPO in the near term of 60% and a time horizon of approximately three months.

Convertible Preferred Stock Warrant Liability

On January 1, 2009, we adopted new guidance relating to the accounting for contracts in an entity’s own equity. This guidance outlines the requirements to consider in evaluating whether an instrument is indexed to an entity’s own stock. Our adoption of this new guidance required us to change the accounting for our convertible preferred stock warrants and account for them as liabilities. Subsequent to this adoption, the warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income or expense in the consolidated statement of operations and comprehensive income (loss) (see Note 5). The fair value of the warrants is determined using the Black-Scholes model based on the following assumptions: estimated value of underlying convertible preferred stock, estimated life, risk-free interest rate, and no dividends during the expected term. The fair value of the warrants can fluctuate based on the assumptions used in the model. Upon completion of this public offering, any of our warrants that remain outstanding following this offering will automatically become exercisable into common stock rather than preferred stock. At that time, we will no longer be required to account for these warrants as liabilities.

Income Taxes

For the year ended December 31, 2011, we incurred tax expense despite having a consolidated loss before income taxes primarily due to foreign taxes and state income taxes. The increase in the provision for fiscal 2011 compared to fiscal 2010 was primarily due to an increase in foreign income taxes on profits realized by our foreign subsidiaries due to our international expansion and state taxes.

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when and where the differences are expected to reverse. We record a valuation allowance to reduce deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we considered historical levels of income, projections of future income, expectations and risk associated with estimates of future taxable income and ongoing prudent and practical tax planning strategies. To the extent that we believe it is more likely than not that some portion of our deferred tax assets will not be realized, we would increase the valuation allowance against deferred tax assets. Although, we believe that the judgment we used is reasonable, actual results can differ due to a change in market conditions, changes in tax laws and other factors.

From inception through 2011, we incurred annual losses from continuing operations, and accordingly, we determined that a valuation allowance should be recorded against all of our deferred tax assets. We considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance and evaluate the need for a valuation allowance on a regular basis. The determination of recording or releasing a tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that we will generate sufficient future taxable income against which the benefits of our deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to our ability to generate revenue, gross profits, operating income and taxable income in future periods. Among other factors, management must make assumptions regarding current and projected overall business conditions, operating efficiencies, our ability to timely develop, introduce and consistently manufacture new products to meet our customers’ needs and specifications, our ability to adapt to technological changes and the competitive environment, which may impact our ability to generate taxable income and, in turn, realize the value of our deferred tax assets. Based upon management’s assessment of all available evidence, including cumulative losses from continuing operations we concluded, as of December 31, 2011, that it was more likely than not that our net deferred tax assets would not be realized.

In accordance with the Financial Accounting Standards Board’s guidance on accounting for uncertainty in income taxes, we perform a comprehensive review of uncertain tax positions regularly. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. We determine the tax liability for uncertain tax positions based on a two-step process. The first step is to determine whether it is more likely than not based on technical merits that each income tax position would be sustained upon examination. The second step is to measure the tax benefit as the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. The assessment of each tax position requires significant judgment and estimates. We believe our tax return positions are fully supported, but tax authorities could challenge certain positions, which may not be fully sustained. All tax positions are periodically analyzed and adjusted as a result of events, such as the resolution of tax audits, issuance of new regulations or new case law, negotiations with tax authorities, and expiration of statutes of limitations.

BUSINESS

Overview

We are a leading provider of digital-centric power management integrated circuits or ICs. Our innovative PrimAccurate technology platform enables high performance, efficient, small form factor and cost effective solutions for large and growing markets such as AC/DC power conversion, LED solid-state lighting, or LED SSL, and LED display backlighting. Our solutions are designed into the products of leading global original equipment manufacturers, or OEMs, including Samsung, through its ODMs and distributors, Apple, through its ODMs, Philips and Sharp. We have shipped more than one billion power management ICs since 2007, including more than 400 million ICs in 2011.

We believe our PrimAccurate technology platform enables real time performance optimization across a wide range of operating conditions and is embedded in substantially all of our products. In the AC/DC power conversion market, we primarily focus on providing power management solutions for up to 50-watt applications. Our PrimAccurate technology platform enables small form factor, zero standby power(1), and cost effective adapters for mobile devices including smartphones and tablets. We also leverage our PrimAccurate technology in the LED SSL market to provide small form factor and cost effective solutions for lighting applications. Our solutions for the LED SSL market also incorporate our Flickerless technology and are compatible with a large installed base of lighting dimmers. Our solutions for the LED display backlighting market incorporate our BroadLED technology, which reduces power consumption and heat generation in LED backlit displays. We intend to continue to leverage these technologies to move into additional applications within our end markets and expand into greater than 50-watt applications, such as household appliances.

We have a history of technology innovation, as evidenced by 44 granted U.S. patents, and 32 U.S. and 35 foreign pending patent applications as of March 31, 2012. We design, develop and market our proprietary products and utilize third-party foundries and assembly and test subcontractors to manufacture, assemble, and test our products. We grew our revenue from $18.6 million in 2009 to $50.4 million in 2011. We generated revenue of $8.9 million and $16.1 million for the three months ended March 31, 2011 and 2012, respectively. We incurred a net loss of $(11.9) million in 2009 and generated a net income of $0.2 million in 2011 and incurred a net loss of $(1.1) million and $(8.0) million for the three months ended March 31, 2011 and 2012, respectively. We also incurred an adjusted net loss of $(6.6) million in 2009 and generated adjusted net income of $2.6 million in 2011. We incurred adjusted net losses of $(0.3) million and $(1.8) million for the three months ended March 31, 2011 and 2012, respectively. Adjusted net income (loss) is a non-GAAP financial measure. A reconciliation of GAAP to non-GAAP financial information has been provided in the section entitled “Summary Consolidated Financial Data.”

Market Opportunity

Large and growing end markets

The power management semiconductor market was estimated to be $10.4 billion in 2011(2), according to industry research firm Gartner. Within this market, we focus on the following large and high growth segments:

AC/DC power conversion. The vast majority of the world’s electronic devices that plug into an electrical wall socket require the conversion of high-voltage AC power to low-voltage DC. Key applications within the AC/DC power conversion market are adapters for mobile phones, tablets, laptops, home networking equipment, set top boxes and household appliances. The mobile devices market represents one of the largest growth areas for AC/DC power conversion. According to Gartner, smartphones are projected to grow from

(1)	According to IEC 62301 standard for measuring standby power in household electrical appliances, any stand-by power usage of five mW or less is considered equal to zero.

(2)	Gartner, Forecast: Semiconductor Consumption by Electronic Equipment Type, Worldwide, 2009–2016, 1Q12 Update, March 2012.

299 million units in 2010 to 1.2 billion units by 2015(3). In addition, Gartner projects tablets to grow from 18 million units in 2010 to 335 million units by 2015(4). Adapters for these devices consume standby power when they are plugged into an outlet even if the device has been disconnected or is in a standby mode. According to the Department of Energy’s Advanced Research Projects Agency-Energy, or ARPA-E, the standby power drain from these power adapters accounts for approximately 10% of an average U.S. home’s annual power usage. With the concern over the amount of energy wasted each year, the race to zero standby power has been one of the most important trends and a key focus area in the industry. Therefore, there is an increasing need for highly efficient power solutions and for solutions that have smaller form factors and lower cost. In addition, traditionally higher power devices are also being designed for lower power consumption and higher energy efficiency.

LED SSL. The general lighting market is undergoing a transition from traditional incandescent light sources to more energy-efficient technologies, such as LED SSL. According to McKinsey, total LED SSL shipments are expected to grow from 272 million units in 2011 to 1.9 billion units in 2015. LED SSL adoption has increased due to regulatory mandates and incentives and falling costs from improvements in technology and manufacturing yields. As the lumens per watt, or light output, increases and the cost per lumen decreases, the economics of LED lighting become significantly more attractive. LED SSL has many advantages over competing light sources, including lower energy consumption, longer lifetime, higher quality of light, reduced form factor, and minimal environmental impact. Also, in comparison to compact fluorescent lamps, or CFL, LED lights contain no harmful mercury and have a faster turn on time. Challenges associated with LED adoption, such as flicker and compatibility with the installed base of existing fixtures and dimmers, demand high-performance solutions with smaller form factors.

LED display backlighting. Falling LED prices are also creating a significant opportunity in the LED backlit LCD display market. LED backlighting allows higher efficiency and is more environmentally friendly than traditional cold-cathode fluorescent lamp, or CCFL backlit displays. According to McKinsey, LED TVs are expected to grow from 36 million units in 2010 to 248 million units by 2015. The most common method of LED backlighting is edge-lighting, which uses a string of LEDs around the edge of the display for illumination. As the cost of LEDs drop, manufacturers of LED TVs are migrating to direct-lit and segment-edge-lit backlighting technologies that adjust the brightness of LEDs individually or in clusters through dynamic local dimming in order to improve the picture quality and reduce power consumption. However, these advanced backlighting technologies utilize hundreds, or even thousands, of LEDs, driving the need for highly efficient driver ICs to manage and reduce power consumption by supporting the complex configuration of LEDs required for such applications.

Environmental and regulatory catalysts

According to the United States Energy Information Agency, or EIA, worldwide demand for power is expected to grow over 20% from 2008 to 2020. According to the U.S. Environmental Protection Agency, or EPA, more energy efficient adapters have the potential to prevent the release of more than one million tons of greenhouse gas emissions in the U.S. alone. Regulatory bodies such as the EPA, and the International Energy Agency, or IEA, have launched a number of initiatives to encourage more efficient consumption of energy. ENERGY STAR, an energy-efficiency standard created by the EPA, has since been adopted by other countries including Australia, Canada, Japan, New Zealand and Taiwan and by the EU. The One-Watt Initiative, an energy-saving initiative by the IEA, aims to reduce standby power used by appliances and has led to increased regulations in many countries. Governments across the world are focused on improving energy efficiency by implementing policies and subsidies to accelerate the transition to more efficient forms of lighting, including LEDs, by requiring the elimination of incandescent bulbs within specified timeframes. For example, the EU and the U.S. have required phase out of all incandescent bulbs by 2012 and 2014, respectively. China has announced its intention to reach 30% LED penetration of all lighting by 2015, in addition to identifying LED manufacturing as a strategic market under its 12th Five-Year Plan.

(3)	Gartner, Forecast: Mobile Devices by Open Operating System, Worldwide, 2009–2016, 1Q12 Update, April 2012.

(4)	Gartner, Forecast: Media Tablets by Operating System, Worldwide, 2010-2016, 1Q12 Update, March 2012.

Competitive solutions and their limitations

AC/DC power conversion. AC/DC power adapters convert high-voltage AC input to low voltage DC output in order to power electronic devices. Several competitive solutions exist today to achieve this power conversion, but we believe that these solutions have limitations around technical issues, form factors and cost.

Traditional Analog Solutions. Traditional solutions use a purely analog approach for power management that requires both a primary side driver and a secondary side controller, which are isolated from each other by a transformer. The secondary side monitors the output voltage and provides feedback to the primary side using optical signals through an opto-isolator. The primary side then adjusts the output drive accordingly. We believe that these analog solutions have lower power conversion efficiency, higher heat generation and consume significant standby power. In addition, we believe that these solutions tend to use a greater number of discrete components to achieve power regulation, leading to relatively high assembly costs, larger form factor and less reliability due to an increased number of potential failure points.

Analog and Digital Primary-side Solutions. We believe that primary-side regulation addresses some of the issues faced by traditional analog solutions by eliminating the need for secondary side controller and opto-isolator, thereby reducing the number of required components and overall system cost. The output voltage and current is monitored and effectively controlled from the primary side, and can be implemented using analog or digital methods. However, we believe that these solutions often have less accurate output voltage and current regulation, resulting in slower charging times and increased power consumption.

Several competitive approaches offer a monolithic solution by integrating the output driver into the controller. These output drivers typically are implemented using components such as MOSFET or BJT. While monolithic solutions are easier to integrate and lead to cleaner circuit boards within end customer products, they often have larger form factors compared to implementations that utilize an external driver. The drive strength of the integrated driver is also typically application-specific, making the monolithic solutions less scalable across different applications and end markets with varying power requirements. While these output drivers are simple to manufacture by themselves, we believe that integrating them into the controller subjects them to the increased complexity of manufacturing the controller which typically goes through several fabrication steps, thereby increasing the overall cost of the solution.

LED SSL. Some of the increasingly important requirements for LED SSL solutions include smaller form factor, flicker free light quality and longer lifetime. Form factor constraints of existing LED driver modules sometimes make it difficult to fit them into replacement lighting fixtures. Traditional analog-based driver modules also often require opto-isolators which may have a shorter lifetime than the typical 50,000+ hours expected life of the LEDs themselves. We believe that available primary-side analog and digital solutions, while helping with bill of material or BOM costs, generally provide less accurate voltage and current outputs that further shorten LED lifetimes. In addition, digital solutions are typically implemented using an embedded digital signal processor resulting in a larger die with higher costs. Improving light quality, minimizing light flicker and achieving broad compatibility with installed dimmers are key to widespread LED SSL adoption. We believe many competitive solutions lack such capabilities.

LED display backlighting. The three primary display backlight configurations, edge-lit, direct-lit and segment-edge-lit, and their voltage and current requirements vary widely and result in different, complex architectures and driver requirements. Edge-lit solutions typically keep the LEDs illuminated at all times, resulting in one level of brightness for the entire display and increased power consumption. Direct-lit and segment-edge-lit solutions enable local dimming by controlling LEDs either individually or in clusters at multiple points in the display, which improves contrast ratios and black levels, resulting in significantly improved picture quality. These advanced technologies may require hundreds of LEDs configured in dozens of strings with each string being independently driven. Typical drivers that exist today can only handle eight to 16 LED strings per IC, resulting in a large number of driver ICs per display. Also, tolerances in the manufacture of

LEDs lead to voltage variations in the strings, causing a significant amount of power to be wasted within the display, increasing heat generation and incidences of thermal stress-related LED failures.

Our Solutions

Our proprietary PrimAccurate technology platform utilizes an innovative approach to digital power management by pairing our precision analog expertise with our digital-centric architectures to provide highly integrated ICs that we believe are efficient and performance optimized. We primarily offer solutions for up to 50 watt applications, but our solution has also been designed into a 240 watt AC/DC application. Our platform approach enables significant reuse of our core intellectual property to provide a broad product portfolio that leverages our research and development investment across the three markets that we currently serve:

AC/DC power conversion. In the AC/DC power adapter market, our PrimAccurate technology platform enables small form factor, zero standby power, and cost effective adapters for mobile devices, including smartphones and tablets. The higher levels of integration we achieve in our digital designs eliminate components, such as the opto-isolator and other discrete components, which we believe leads to smaller form factor, lower production cost and improved reliability. Dynamic adaptive control inherent in our PrimAccurate technology further improves performance by adjusting the internal parameters of circuitry in response to varying input line, output load and temperature conditions, thereby reducing overall power consumption and heat generation compared to many currently available solutions and enabling our solutions to achieve zero standby power. The digital primary feedback inherent in our solutions enables accurate control of the output voltage and current from the primary side, which we believe results in faster charging of output devices and reduced overall power consumption.

The proprietary digital algorithms implemented in our PrimAccurate technology platform enables dynamic control of the switching of the output drive transistor in response to varying output load, which we believe reduces the electromagnetic interference or EMI, that is generated, lowering the associated EMI filtering cost and enabling the use of lower cost components. Our digital designs enable testing under real world conditions using field programmable gate arrays, or FPGAs, before manufacture of the power management ICs, significantly reducing design errors that can typically be identified only post manufacturing in analog designs.

Our PrimAccurate technology platform is scalable across applications with different power requirements through the use of combinations of external components with our digital controller. We believe this allows our solutions to have smaller form factors and lower manufacturing costs and enabling significant reuse of our designs. For example, we are able to leverage a single design for five different products across all of our end markets by having it packaged together with a different external driver for each application. Our products for the AC/DC power conversion end market include AC/DC digital controllers for up to 50 watt applications.

LED SSL. Our PrimAccurate technology developed for the AC/DC adapter market enabled us to enter the LED SSL market. In addition to PrimAccurate technology, our LED SSL driver solutions incorporate our Flickerless technology, which helps eliminate flicker while maintaining compatibility with a wide range of existing dimming technology. Our solutions eliminate components such as the opto-isolator, leading to smaller form factor, improved lifetime and reliability, and are easily retrofittable across existing light fixtures. Our digital LED driver IC incorporating both PrimAccurate and Flickerless technologies, was named a “Hot 100 Product of 2011” in the optoelectronics category by EDN magazine. Our products for the LED SSL market include drivers for a range of dimmable and non-dimmable applications up to 40 watts, which is equivalent in brightness to a 200W incandescent bulb.

LED display backlighting. Our solutions for the LED display backlighting market incorporate our BroadLED technology, which reduces power consumption and heat generation in LED direct-lit and segment-edge-lit displays. Our solutions utilize digital power management algorithms combined with advanced mixed-signal technology to support 16, 32 or 64 parallel LED strings from a single driver IC, and enable local dimming of the display by allowing independent control of individual LEDs or a cluster of LEDs. Our BroadLED technology also incorporates proprietary power management techniques that efficiently match voltage variations across parallel LED strings, reducing heat generation and thermal failures, and enabling control of a greater number of LED strings per driver IC.

Our Strategy

Our goal is to be the leader in innovative power management ICs. Key elements of our strategy include:

•

Extend our technology advantage. We have a history of continued innovation across digital-centric power management ICs. For example, we believe we were the first in our industry to offer a product with accurate digital primary-side control and digital zero standby power AC/DC power adapter solution. Also, we were the first to go to market with solutions that supported 32 and 64 channels per driver for direct-lit and segment edge-lit LED display backlighting applications. We intend to continue to invest in the research and development of efficient power management solutions designed to meet increasingly higher performance requirements as well as lower cost and lower power demands of our customers. In furtherance of this strategy, in February 2012, we acquired our CTC business in Beijing and Tianjin, China. We believe our proven technical ability will continue to foster innovation and extend our technology leadership as we further penetrate our existing markets and develop solutions for additional target markets.

•

Continue developing new, differentiated products to increase adoption in our current markets. Our current products are enabled by our core mixed-signal design expertise, key engineering talent and intellectual property portfolio. To date, we have experienced a successful ramp with our products across our end markets, and we intend to continue leveraging our technology platform to offer highly differentiated products for our customers. We believe these product enhancements increase adoption, resulting in additional growth opportunities. For example, we intend to develop products for the AC/DC market that support multiple outputs and higher output power applications such as street lamps. In the LED SSL market, we intend to facilitate the integration of wireless controller and color controller functions directly into LED lamps in order to reduce overall energy costs and enhance user experience.

•

Target new applications requiring higher power, high-efficiency solutions. We intend to leverage our technical expertise and proprietary design capabilities to enter additional markets where we believe our innovation and reputation will allow us to earn attractive returns by developing high value-add products and enable us to further diversify our revenue. We intend to target adjacent markets that typically require higher power, multi-output solutions such as household appliances. As the overall power requirements of high power devices and appliances continue to decline, we intend to increase the capabilities of our solutions to meet their power requirements.

•

Expand our global sales and marketing and distribution efforts. In order to continue increasing our customer base and the reach of our products, we intend to continue to expand our sales, design and technical support organization both in the U.S. and overseas. We also expect to increase the number of field applications engineers in Asia to provide local support to our increasing base of customers in that region. In addition to improving our sales capacity, we intend to leverage our channel partners to generate continued demand for our products. We intend to continue to support our key accounts that we believe generate the most demand for our products, while continuing to penetrate new accounts that we believe will be significant for our future revenue growth.

•

Deepen key relationships with blue-chip OEM customers. We have established strong relationships with leading global OEMs in the three markets that we currently serve, such as Samsung, through its ODMs and distributors, Apple, through its ODMs, Philips and Sharp.

The close relationships we have with our customers and our understanding of their requirements have helped us to define our products and roadmaps and has enabled us to maintain our strong position with those customers. Once our products are integrated into a customer’s design, they typically remain designed in for the life of that customer’s product, and we intend to maintain our incumbent position with our customers by continually improving our solutions to meet their evolving needs. In addition to continuing to build and strengthen our relationships with existing customers, we intend to focus our efforts on diversifying our customer base by capturing new strategic accounts that currently do not use our solutions.

Products

Our PrimAccurate technology platform enables our products to be used across multiple applications with different power requirements through the use of combinations of external components with our digital controller, allowing our solutions to have smaller form factors and lower manufacturing costs and enabling significant reuse of our designs. Our platform approach enables significant reuse of our core intellectual property to provide a broad product portfolio that leverages our research and development investment across the three markets that we currently serve. For example, we are able to leverage a single design for five different products across all of our end markets by having it packaged together with a different external driver for each application.

We primarily offer solutions for up to 50 watt applications, but our solution has also been designed into a 240 watt AC/DC application. The following table summarizes the features of our production ready product portfolio:

Markets / Product Focus	Key Product Features / Capabilities	Applications
AC/DC Power Conversion

• < 5mW no-load standby power chargers

• < 20mW standby power chargers

• < 20mW no-load standby power chargers

• < 30mW standby power chargers

• < 30mW no-load standby power chargers

• <100mW standby power chargers

• 64kHz switching frequency and integrated power transistor

• 72kHz max switching frequency

• Feature phones

• Smartphones

• Tablets

• Digital audio players

• Digital still cameras

• Cordless phones

• Wireless routers

• xDSL / cable modems

• Smart meters

• Motor control

• Industrial

• Home appliances

LED Solid State Lighting	• Dimmable LED driver up to 10W • Dimmable LED driver up to 15W • Dimmable LED driver up to 25W • Non-dimmable LED driver up to 40W	• Residential • Commercial • Industrial • Street lamps

LED TV & Display Backlighting	• 16 string, high voltage LED driver • 32 string, 120mA per channel, 3D support driver • 64 string, 40V LED backlight driver * • LED brightness calibration	• Direct dimming LED TVs • LED backlit and segment-lit LCD TVs • LED backlit and segment-lit LCD public displays

*	In customer qualification stage.

Customers, Sales and Marketing

Our sales efforts are focused on leading OEMs and ODMs in the U.S., China, Taiwan, and South Korea. These customers are in multiple consumer segments, including mobile phones, tablets, home networking equipment, set top boxes, lighting, televisions and other LED backlighting display products. Although a significant portion of our sales are to customers who are based in Asia, the end users who purchase products that incorporate our power management ICs may be located in a different location than our end customers. Our end customers are some of the world’s largest consumer electronic device, lighting, and television/display manufacturers.

We sell a substantial portion of our products through third party distributors on a non-exclusive basis. Our primary distributors are located in China, Hong Kong, Taiwan and South Korea. For the years ended December 31, 2009, 2010 and 2011, revenue from sales through our network of independent distributors represented 60%, 75%, 71% of our total revenue, respectively. For the three months ended March 31, 2011 and 2012, sales through our distributors represented 72% and 53%, respectively. We also maintain direct relationships with our OEM and ODM customers. For the years ended December 31, 2009, 2010 and 2011, revenue from direct sales to our OEM and ODM customers represented 38%, 21% and 23% of our total revenue. For the three months ended March 31, 2011 and 2012, revenue from direct sales to our OEM and ODM customers represented 28% and 47%, respectively. Substantially all of our sales are made to customers outside of the U.S., and we anticipate that such sales will continue to be a significant portion of our revenue.

Our sales and marketing staff, application engineers and other technical personnel work directly with our OEM end customers to provide complete reference designs using our ICs as well as to validate performance of our products and increase customer wins. We provide compact reference design solutions that enable our customers to quickly incorporate our products into their devices with minimal modifications. Our sales, marketing and applications engineering team consists of 65 people as of March 31, 2012, of which 34 are dedicated to China, six to Taiwan, eight to South Korea and 17 to the rest of the world, all of whom are our employees. All of these employees are located in our offices in the areas for which they are dedicated. The 17 employees dedicated to the rest of the world are located in Hong Kong, Japan and the U.S. To date, our business has not been subject to seasonality.

Backlog

We do not believe that our backlog as of any particular date is meaningful, as our sales are made primarily pursuant to purchase orders. Only a small portion of our orders is noncancelable, and the dollar amount associated with the noncancelable portion is not significant.

Technology

Our technology platform leverages our innovative digital power management techniques supported by high-performance analog designs to offer high performance, efficient, small form factor and cost effective power management ICs. Our platform approach enables significant reuse of our core IP to provide a broad product portfolio that leverages our research and development investment across our target markets, as illustrated below:

Technology reuse

Our core IP is based on the following proprietary technologies:

PrimAccurate

Typical AC/DC power adapters use a secondary side (or the output side where the load is connected) controller to monitor variations in output voltage and current and provide feedback to the primary side using optical signals through an opto-isolator. The secondary side controller and opto-isolator add to the overall system cost and increase the product size. In addition to cost, opto-isolators also tend to be a weak link in terms of reliability, impacting the lifetime of the power management IC. Our PrimAccurate technology enables accurate control of output voltage and current from the input side of the power supply, also referred to as primary side regulation, eliminating the need for a secondary side controller and an opto-isolator in addition to reducing the number of other discrete components. This minimizes total number of components used, improving reliability, reducing form factor, and lowering BOM cost.

The primary side drive and control are implemented using a digital controller. Digital control solutions enable superior functionality compared to analog primary-side solutions and enables faster charging of the connected devices. Our solutions also enable the use of lower cost output drive transistors further reducing the overall system cost.

Our digital designs support switching frequencies that reduce transformer size and simplify transformer construction. We provide a total solution that results in optimal transformer size and switching frequency, high efficiency and meets other critical performance metrics, including low standby power.

In addition, our digital controllers are well-suited for multi-mode operation in response to varying output load. Our adaptive dynamic control technology ensures that as the load varies from 100% to 0%, the controller goes through multiple operating modes that help eliminate audible noise, reduce energy consumption and smoothly transition to no-load operation while minimizing no-load standby power consumption.

PrimAccurate technology

Our products for the LED SSL market also leverage our PrimAccurate technology. For lighting applications, PrimAccurate technology allows for sensing of the output LED current via the primary side using real-time waveform analysis, removing the need for direct feedback from the secondary side while maintaining stringent constant current regulation for the LED string, leading to higher reliability and longer product lifetime.

Our driver IC solutions for the LED SSL market enable full illumination in less than one second, reduced overall heat generation and constant LED brightness over varying line, load and temperature variations and meets or exceeds safety, EMI and regulatory standards. The digital control techniques we employ also enable faster switching frequencies up to 200kHz, thus permitting the use of smaller components such as inductors and capacitors and leading to overall smaller form factors that allow our solutions to retrofit into most existing small lighting fixtures.

Flickerless

Our LED SSL driver ICs also incorporate our Flickerless technology, which ensures high quality of light by minimizing flicker that is present in many competing LED SSL applications. Our solutions implement proprietary algorithms that map the operating characteristics of a connected dimmer and digitally filter the LED drive current to eliminate voltage and current spikes that would otherwise cause flicker. We have characterized popular dimmers on the market today that are representative of the installed base of dimmers available worldwide to provide widespread compatibility and further elimination of low frequency flicker.

In dimming applications, we also employ advanced digital analytics and sophisticated algorithms to interrogate the connected dimmer and adapt to the particular dimmer type in order to ensure wide compatibility with the existing installed base of lighting dimmers. Our solutions employ adaptive dynamic control to enable smooth linear dimming at low settings. Traditional analog controllers are typically less capable of dynamically adapting to dimmer types and have limited ability to filter glitches and flicker.

BroadLED

Our power management products for the LED display backlighting market are based on BroadLED technology, which efficiently compensates for LED string voltage mismatch, enabling cost reduction through the ability to use lower-cost LED arrays as well as the integration of more LED strings per package. Our solutions support up to 64 strings on a single chip, four times more than the nearest competitive solution.

Our proprietary techniques also provide a greener solution by lowering active power consumption and reducing overall heat generation. Our driver ICs with BroadLED technology and integrated output drive transistors provide significant reductions in wasted power and cost savings for manufacturers of direct-lit and segment-edge-lit displays. Our technology can also help reduce the form factor thus enabling usage in next generation thin LED displays.

Manufacturing

We operate using a fabless business model and use third-party contractors to manufacture, assemble and test our ICs. This outsourced manufacturing approach allows us to focus our resources on the design, sale and marketing of our products. In addition, we believe outsourcing our manufacturing and assembly activities provides us the flexibility needed to respond to new market opportunities, simplifies our operations and significantly reduces our capital requirements.

We subject our third-party contractors to qualification requirements in order to meet the reliability standards required of our products. We qualify each of our partners and manufacturing processes before applying the technology to our products. Our engineers work closely with our foundries and other contractors to increase yield, lower manufacturing costs and improve product quality.

•

Wafer Fabrication. We currently utilize a wide range of semiconductor processes to develop and manufacture our products. Each foundry we use tends to specialize in a particular semiconductor wafer process technology. We choose the semiconductor process and foundry that we believe provides the best combination of performance attributes for any particular product and manufacturing cost. For most of our products, we utilize a single foundry, UMC in Taiwan, for semiconductor wafer production. In addition, we have foundry agreements with Dongbu in Korea and CSMC in China.

•

Package and Assembly. Upon the completion of processing at the foundry, the finished wafers are shipped to our third-party assemblers for packaging and assembly. Currently, our principal packaging and assembly contractors are Unisem in Malaysia, ASE in Taiwan and China, ATEC in the Philippines, Signetics in Korea and SPEL in India.

•

Test. At the last stage of IC production, our third-party test service providers test the packaged and assembled integrated circuits. All our assembly suppliers provide streamlined test services, warehouse storage and drop-shipping service. We believe this approach assures the most effective production schedule, manufacturing logistics, delivery time and costs.

We are committed to maintaining the highest level of quality in our products. Our objective is that our products meet all of our customer requirements, are delivered on-time and function reliably throughout their useful lives. As part of our total quality assurance program, our quality management system has been certified to ISO 9001:2008 standards. Our manufacturing partners are also ISO 9001 certified.

Our fabrication and packaging processes depend on raw materials such as silicon wafers, gold, copper, mold compound, petroleum and plastic materials and various chemicals and gases, which we and our ODMs source from many suppliers globally. While our business has not been materially impacted by the availability of these materials to date, there can be no assurance that limited supplies of these materials in the future will not adversely impact our business.

Research and Development

We have assembled a strong team of experienced IC design engineers and power systems designers with core competencies in power supply architecture, adaptive digital controller algorithm, precision analog and mixed signal processing, and reliable quality power management IC design. Our technical team typically has, on average, more than 12 years of technical experience. As of March 31, 2012, approximately 70% have advanced degrees and more than 22% have Ph.Ds. Our U.S. design team, based in our Silicon Valley headquarters, is responsible for key intellectual property development. Our capabilities are supported by our CTC business, which we believe will accelerate our development of complementary products. These engineers and designers are involved in advancing our core technologies, as well as applying these core technologies to our product development activities across a number of fields, including adapters/chargers for mobile phones and tablets, LED SSL and LED display backlighting.

We are committed to investing in new product development in our target markets. All of our products originated with our research and development efforts. Through our research and development efforts, we intend to continue to expand our portfolio of patents and to enhance our intellectual property position. In the years ended December 31, 2009, 2010, 2011 and the three months ended March 31, 2012, our research and development expense was $8.3 million, $8.9 million, $9.6 million and $3.4 million, respectively.

Intellectual Property

We rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. Our patent efforts are mostly focused in the U.S., and, when strategically important, we file corresponding foreign patent applications in strategic jurisdictions. We have been granted 44 U.S. patents and one Korean patent, which expire between 2019 to 2030, and have filed 32 U.S. and 35 foreign pending patent applications, as of March 31, 2012.

We generally control access to and use of our confidential information through the use of internal and external controls, including contractual protections with employees, contractors and customers. All employees and consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship.

We will continue to file additional patent applications with respect to our technology and innovation. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even after grant, there can be no assurance that these pending patent applications will provide us with protection.

Competition

The global semiconductor market in general and the consumer electronic markets in particular are highly competitive. We expect competition to intensify as more semiconductor companies enter our markets. It is likely that some of these new entrants will have capital resources in excess of our available budgets for sales and marketing, manufacturing and research and development activities. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, revenue and operating results.

In the AC/DC power conversion market, we consider our competitors to include, but not be limited to, Power Integrations, Inc., Fairchild Semiconductor International, Inc., BCD Semiconductor Manufacturing Limited, STMicroelectronics N.V., Active-Semi, Inc., Cambridge Semiconductor Limited, On-Bright Electronics Co., Ltd. and Leadtrend Technology Corporation. In the LED SSL market, we consider our competitors to include, but not be limited to, NXP Semiconductors N.V., Texas Instruments Incorporated, Power Integrations, Inc., ON Semiconductor Corporation and Cirrus Logic, Inc. In the LED display backlighting market, we consider our competitors to include, but not be limited to, austriamicrosystems AG, Rohm Co., Ltd., Skyworks Solutions, Inc., Monolithic Power Systems, Inc., O2Micro International Limited and Atmel Corporation.

Our ability to compete successfully depends on internal and external elements, including industry and general economic trends. During past periods of downturns in our industry, competition in the markets in which we operate intensified as our customers reduced their purchase orders. Many of our competitors have greater financial, technical, marketing, distribution, customer support and other resources, and have significantly stronger brand recognition and broader product offerings with which to withstand similar adverse economic or market conditions in the future. These developments may materially and adversely affect our current and future target markets and our ability to compete successfully in those markets.

We compete or plan to compete in different target markets to various degrees on the basis of a number of principal competitive factors, including:

•	product performance;

•	system power management;

•	features and benefits to end customer;

•	customer relationships;

•	size and form factor of end application;

•	ease of system design;

•	product roadmap;

•	reputation and reliability;

•	customer support; and

•	system cost savings.

In the AC/DC power conversion market, some of the key criteria used by our customers in selecting a power management solution include bill of materials, or BOM, cost, standby power consumption, form factor and efficiency. We believe that our PrimAccurate technology enables us to compete favorably with respect to these criteria by offering solutions that we believe have lower BOM cost, higher efficiency and smaller form factor. Lower standby power has been a key priority of various energy regulatory bodies as well as our customers across our end markets. We believe our no-load, zero standby solutions give us a competitive advantage in power adapters for mobile devices, including smartphones and tablets.

In the LED SSL market, some of the key criteria used by our customers in selecting a power management solution include lower BOM cost, smaller form factor, compatibility with wide range of dimmers, quality of output light and higher efficiency. In the LED display backlighting market, our customers select solutions based on lower BOM cost, scalability, higher efficiency and superior thermal performance, among other criteria. We believe that our PrimAccurate, Flickerless and BroadLED technologies enable us to offer efficient power management solutions that compete favorably in these two markets with respect to these criteria.

Legal Proceedings

From time to time, we may become involved in litigation related to claims arising from the ordinary course of our business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

Employees

At March 31, 2012, we employed 147 employees, including 58 in research, product development and engineering, 65 in sales and marketing and 24 in general and administrative management. We consider relations with our employees to be good and have never experienced a work stoppage. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.

Facilities

We currently lease our principal executive offices in Campbell, California under a lease for 24,873 square feet of office space that expires on February 28, 2018. The total minimum lease payments under this lease are $3.1 million. We also lease facilities in Hong Kong, China, Taiwan, Korea, and Japan. We believe that current facilities are sufficient to meet our needs for the foreseeable future.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of July 1, 2012:

Name	Age	Position
Executive Officers
Ron Edgerton	60	President, Chief Executive Officer and Chairman
James V. McCanna	58	Vice President and Chief Financial Officer
Paul Chu	59	Senior Vice President, Sales
Alex Sinar	63	Senior Vice President, Operations
Scott Brown	45	Senior Vice President, Marketing
Key Employees
Xuecheng Jin	45	Vice President, IC Engineering
Zahid Rahim	52	Vice President and General Manager, AC/DC
Sal Sestito	62	Vice President, Business Development and OEM Sales
Gyanendra Tiwary	49	Senior Vice President, Strategic Marketing
Jerry Zheng	42	Vice President, System and Application Engineering
Non-Employee Directors
Jack C. Carsten(1)	70	Director
Kaj den Daas(2)	62	Director
Lawrence G. Finch	78	Director
James D. Marver	61	Director and Lead Independent Director
Brian McDonald(1)(2)	55	Director
Lee Stoian(1)(2)	62	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee

Ron Edgerton has served as our President, Chief Executive Officer and a member of our board of directors since March 2008 and as Chairman of the Board since June 2012. Prior to joining us, from January 2007 to March 2008 and from September 1996 to March 2001, Mr. Edgerton was an independent consultant providing financial and strategic advice to several companies in various industries, including medical device and internet search. From March 2001 until January 2007, Mr. Edgerton was President, Chief Executive Officer and Chairman of the board of directors of SigmaTel, Inc., a system on a chip electronics and software company that was acquired by Freescale Semiconductor, Inc. in February 2008. Prior to SigmaTel, Mr. Edgerton was a general manager of Eastman Kodak Company’s digital medical imaging business from December 1994 to September 1996, and chief financial officer at Cyrix Corporation, a microprocessor IC company, from May 1990 to December 1994. Mr. Edgerton holds a B.S. degree in Business Administration and an M.B.A. in finance from Western Michigan University.

Our board of directors believes that Mr. Edgerton possesses specific attributes that qualify him to serve as a director, including the perspective and experience he brings as our Chief Executive Officer and his experience as an executive and as a member of the board of directors of other companies in the semiconductor industry. Our board of directors also believes that he brings historical knowledge, operational expertise and continuity to the board of directors.

James V. McCanna has served as our Chief Financial Officer and Chief Accounting Officer since May 2008. Prior to joining us, Mr. McCanna served as Vice President and the Chief Financial Officer at Tranax Technologies, Inc., a developer and supporter of automated teller machines and related products, from March 2007 until April 2008. From July 2002 to February 2007, Mr. McCanna held the position of Vice President of Finance and Worldwide Operations, as well as Chief Financial Officer for 3Dconnexion, Inc., a manufacturer of human interface devices. From June 1998 to June 2002, Mr. McCanna served as Chief Financial Officer for Silicon Motion Technology Corporation, a fabless semiconductor company. Mr. McCanna brings with him a blend of financial expertise and business knowledge acquired from over 25 years in technology markets. Mr. McCanna holds a B.S. degree in Commerce and Finance from Santa Clara University and an M.B.A. with honors from Santa Clara University. He is also a member of Beta Gamma Sigma National Honor Society in Business and Commerce.

Paul Chu has served as Senior Vice President of Sales since April 2009. Prior to joining us, Mr. Chu served as Vice President of Asia Pacific Sales and Operations at Cypress Semiconductor Corporation from 2006 to March 2009. Previously, Mr. Chu served as General Manager for the Transportation and Standard Products Group in Asia for Freescale Semiconductor, Inc. from 2004 to 2006, as Vice President for the Greater China Sales at LSI Logic Corporation, a semiconductor company, from 2001 to 2004, and as the Vice President of Asia Pacific Sales at C-Cube Microsystems, Inc., a video compression technology company, from 1995 until 2001. Mr. Chu holds both a B.S. degree and an M.S. degree in Electrical Engineering from Stanford University.

Alex Sinar has served as our Senior Vice President of Operations and Quality since November 2011, and prior to that he was our Vice President of Operations since March 2005. He also served as General Manager and Vice President of Operations for IKOR, one of our former subsidiaries, from January 2009 until it was sold in April 2010. Prior to joining us, Mr. Sinar held the position of Vice President of World-Wide Customer Service and VP of U.S. Operations at Zoran Corporation, a digital technology company, from 2003 to 2005, and served as the Vice President of U.S. Operations at Oak Technology, Inc., a supplier of semiconductor chips, from 2002 to 2003. Previously, he was the Vice President of Operations for TeraLogic, Inc., a developer of video and audio processing hardware and software, from 1998 to 2002. Mr. Sinar holds an M.S.E.E. degree from Technion, Israel Institute of Technology and B.S.E.E degree from Polytechnic Institute, Kiev, Ukraine.

Scott Brown joined us in October 2011 as our Senior Vice President of Marketing. Mr. Brown. has over 20 years of experience in the analog semiconductor industry. Prior to joining us, Mr. Brown was Vice President of Marketing for the Power Management division at Semtech Corporation, a supplier of analog and mixed-signal semiconductor products, from September 2009 to August 2011. From September 2005 until October 2008, Mr. Brown was Vice President of Marketing at Catalyst Semiconductor, Inc., a developer of reprogrammable non-volatile memory products and analog mixed-signal semiconductor products, and then as Vice President of the Catalyst Business Group within ON Semiconductor Corporation from October 2008 until September 2009. From 1997 until 2005, he held various marketing positions at Micrel Inc., a manufacturer of integrated circuits, including Director of RF and Mixed-Signal Products and Marketing Manager for Power Management Products. Mr. Brown holds a B.S. degree in Electrical and Electronic Engineering from Brunel University, United Kingdom.

Xuecheng Jin has served as Vice President of IC Engineering since September 2006. Prior to joining us, through the acquisition of Simple Silicon Inc. Dr. Jin served as the Chief Technology Officer there from 2001 until September 2006. Prior to Simple Silicon Inc., he served as an Analog Design Manager at BitBlitz Communications Inc., which was acquired by Intersil Corporation in 2004, from 2000 to 2001. Dr. Jin received a B. Eng. and an M. Eng. degree in Biomedical Engineering from Tsinghua University, China, an M. Eng. degree in Computer Engineering from National University, Singapore and M.Sc. and Ph.D. degrees in Electrical Engineering from Stanford University.

Zahid Rahim has served as Vice President and General Manager, AC/DC Product Line since August 2008. Mr. Rahim has over 20 years of experience in semiconductor IC design, applications engineering, marketing and business management. Prior to joining us, Mr. Rahim was the General Manager of the Power Management division at Integration Associates, Inc., a fabless semiconductor company, from February 2007 to August 2008. From May 1999 until February 2007, Mr. Rahim worked as Director of Business Management at Maxim Integrated Products, an analog and mixed-signal semiconductor company. Mr. Rahim holds an M.S.E.E. degree from Columbia University and B.A. degrees in Physics and Mathematics from Wartburg College, Iowa.

Sal Sestito has served as Vice President of Business Development and OEM Sales since October 2008. Prior to joining us, Mr. Sestito was Vice President of Worldwide ODM Sales at SigmaTel, Inc., from 2003 to April 2007. From May 2007 through October 2008, Mr. Sestito was an independent consultant. From 2000 to 2002, Mr. Sestito was Vice President of Sales at Hughes Network Systems, LLC, a provider of 3G and VoIP products and solutions. Mr. Sestito holds a B.S. degree in Business Administration from Pace University.

Gyanendra Tiwary has served as our Senior Vice President of Strategic Marketing since March 2012 and Senior Vice President and General Manager DC/DC, from 2006 until February 2012. Mr. Tiwary has over 20 years of experience in the semiconductor and electronics industry. He joined our company through our acquisition of Simple Silicon Inc., a video technology licensing company, in September 2006, where Mr. Tiwary was the President and CEO since he founded the company in 1998. Prior to that, in 1997, Mr. Tiwary was a Director of Sales & Marketing at Deutsch Technology, a private electronic software company. Mr. Tiwary holds two U.S. patents in the field of semiconductor IC design. He holds a M.S.E.E. degree from Rensselaer Polytechnic Institute in New York and B.S.E.E. from University of Madras, India.

Jerry Zheng has served as Vice President of System and Application Engineering since March 2012 and as Vice President of Technical Marketing from August 2008 to March 2012. Mr. Zheng first joined us in May 2002 as a Senior System Engineer, and was with us through December 2004. Mr. Zheng rejoined us in December 2005 as the Director of IC System and Technology Development after serving as a Principal Application Engineer at National Semiconductor Corp. from 2004 to 2005. He has over 15 years of experience in the power industry in both design and manufacturing, including key research and development of controllers implemented in silicon solutions used in AC/DC, LED SSL and DC/DC products. Mr. Zheng holds a B.S.E.E. degree and an M.S.E.E. degree from Tsinghua University, China.

Jack C. Carsten has served on our board of directors since July 2001. Mr. Carsten has served as Managing Director and Member of the Financial Advisory Board of Horizon Ventures LLC, a venture capital firm, since forming the firm in 1999. He currently serves on the board of four private companies in which his firm has invested. Prior to Horizon Ventures, Mr. Carsten was a managing partner at two venture capital firms, Technology Investments and U.S. Venture Partners, where he participated in seven initial public offerings and served on three public boards of directors. From 1975 to 1987, he was a Senior Vice President at Intel Corporation, where he served as Vice President of Sales and Marketing and of their Microprocessor Group, among other roles. Prior to that time, he was General Manager of the MOS and TTL Divisions of Texas Instruments, Inc. He holds B.A. degrees in Physics and Economics from Duke University.

Our board of directors believes that Mr. Carsten possesses specific attributes that qualify him to serve as a director, including his 25 years experience as an investment professional and formerly as a key executive at Intel Corporation as well as experience as a director on the board of public companies in this industry earlier in his career.

Kaj den Daas has served on our board of directors since July 2011. From 1977, Mr. den Daas worked for Philips Lighting, a global leader in lighting products, in various positions throughout the world. He served as Chairman and Chief Executive Officer of Philips Lighting North America operations from June 2006 until his retirement in January 2010. Mr. den Daas is well-known in the lighting industry, also because of his active involvement in the National Electrical Manufacturers Association or NEMA, of which he was a Governor from 2008 through 2010. Mr. den Daas is currently a director of LUXIM Corp., a venture-backed developer of light-emitting plasma products, since March 2011, as independent non-executive chairman of glō AB, a venture-backed developer of early-stage nanowire technology LEDs, since February 2011 and as independent non-executive director of NVC Lighting Corporation, a professional lighting company, since May 2010. He is also an independent Director of Valmont Industries Inc. since October 2004. Mr. den Daas holds a masters degree in Business Economics from Erasmus Universiteit Rotterdam. He has followed the Advanced Management Programme at INSEAD in Fontainebleau, France and post graduate courses at London Business School and Harvard Law School.

Our board of directors believes that Mr. den Daas possesses specific attributes that qualify him to serve as a director, including his substantial lighting industry expertise, his experience as a director of lighting companies, and his business relationships in various LED markets.

Lawrence G. Finch has served on our board of directors since June 2001. Mr. Finch has served as managing director at Sigma Partners, a venture capital firm, since joining the firm in 1987. Mr. Finch brings a wealth of operational experience in moving early-stage technology companies through high-growth stages of development. He has advised more than 20 companies throughout his career. Mr. Finch’s company building experience and strong relationships in the semiconductor space provide leadership and a voice of experience and reason to our board.

Our board of directors believes that Mr. Finch possesses specific attributes that qualify him to serve as a director, including his 40 years of experience in founding, managing, and financing businesses. Our board of directors also believes that Mr. Finch brings historical knowledge and continuity to the board of directors.

James D. Marver was elected to our board of directors in April 2012 and has served as lead independent director of our board of directors since June 2012. Dr. Marver co-founded VantagePoint Capital Partners, a venture capital firm, in 1996 after careers in consulting and investment banking and has served as Managing Director since December 2009. He has more than 30 years of public and private technology company investing and advisory experience. During the past five years, he served as a director of New Energy Capital from August 2004 to June 2010 and Tesla Motors, Inc. from May 2006 to May 2008. He has been a director of PulsePoint Holdings since October 2005 and iBAHN International Corporation since August 2008. Since October 2005, he has served as the Chairman of the Board of Advisors of the Goldman School of Public Policy at the University of California at Berkeley, and he has been on the Board of the National Venture Capital Association since 2009. Dr. Marver holds Ph.D and M.P.P. degrees from the University of California at Berkeley and a B.A. degree from Williams College, cum laude, Phi Beta Kappa.

Our board of directors believes that Dr. Marver possesses specific attributes that qualify him to serve as a director, including his more than 30 years experience as a finance and investment professional and as a director of other technology companies.

Brian McDonald has served on our board of directors since June 2011. Mr. McDonald has significant financial and strategic corporate positioning expertise in semiconductor companies, and serves as the chairman of our Audit Committee. Since August 2011, Mr. McDonald has served as Chief Financial Officer of eASIC Corporation, a fabless semiconductor company. From June 2004 to March 2011, Mr. McDonald served as Vice President of Finance and Chief Financial Officer at Advanced Analogic Technologies, Inc., an analog and power semiconductor company. Mr. McDonald also served as Vice President of Finance and Chief Financial Officer at Monolithic Power Systems, Inc., a high performance analog semiconductor company, from 2002 until 2004 and at Elantec Semiconductors, Inc., a wireless networking and high performance analog company, from 2001 to 2002. Mr. McDonald holds a B.S. degree in Business Administration from Santa Clara University.

Our board of directors believes that Mr. McDonald possesses specific attributes that qualify him to serve as a director, including his professional experience as an executive of other semiconductor companies. Our board of directors also believes that Mr. McDonald brings accounting experience and financial expertise to the board of directors.

Lee Stoian has served on our board of directors since January 2010. Mr. Stoian has served as General Partner at Phoenix Business Partners, a transition management consulting service firm, since May 2002. Mr. Stoian has over 40 years of diversified business, management and engineering experience in technology start-up companies, as well as large corporations. Since June 2009, Mr. Stoian has served as a General Partner of Saratoga Ventures M&A, a management consulting firm. From 2005 to August 2008, he held various management positions, including Interim CEO at Akros Silicon, Inc., a supplier of leading-edge intelligent energy management ICs, Interim CEO at H-Stream Wireless, Inc., a developer of wi-fi compatible communication technologies, and Interim CEO at Axiom Microdevices, Inc., a provider of integrated complementary metal oxide semiconductor power amplifiers for the cellular telephone market, from 2004 to 2005. From 2003 to 2004, he served as President and CEO of BitBlitz Communications, Inc., and as Vice President of Engineering for Intersil Corporation, a high performance analog semiconductor company, from 2002 to 2003. Mr. Stoian holds an B.S.E.E./M.S.E.E. degree from the Polytechnic Institute of Bucharest, Romania, and is a graduate of the Executive Marketing Program for Technology-Based Businesses from the University of Western Ontario, Canada.

Our board of directors believes that Mr. Stoian possesses specific attributes that qualify him to serve as a director, including his substantial engineering, management and business experience. Our board of directors also believes that Mr. Stoian brings historical knowledge and continuity to the board of directors.

Board of Directors Composition

Our business affairs are managed under the direction of our board of directors, which is currently composed of seven members. Six of our directors are independent within the meaning of the independent director guidelines of The NASDAQ Global Market. Immediately prior to this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the year 2013 for the Class I directors, 2014 for the Class II directors and 2015 for the Class III directors.

•	Our Class I directors will be Lawrence G. Finch, James D. Marver and Brian McDonald.

•	Our Class II directors will be Jack C. Carsten and Lee Stoian.

•	Our Class III directors will be Ron Edgerton and Kaj den Daas.

Our restated certificate of incorporation and bylaws will provide that the number of our directors, shall be fixed from time to time by a resolution of our board of directors. Each of our executive officers serves at the discretion of our board of directors and holds office until his successor is duly appointed and qualified or until his earlier death, resignation or removal. There are no family relationships between or among any of our directors or executive officers.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. See “Description of Capital Stock — Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws” for a discussion of other anti-takeover provisions found in our certificate of incorporation.

Director Independence

Under the listing requirements and rules of The NASDAQ Global Market, independent directors must comprise a majority of our board of directors within 12 months of the effectiveness of this offering.

Our board of directors has undertaken a review of the composition of our board of directors and each of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Stoian, McDonald, den Daas, Carsten and Finch and Dr. Marver, representing a majority of our directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of The NASDAQ Global Market. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors should serve as a lead independent director at any time when the Chief Executive Officer serves as the Chairman of the board of directors or if the Chairman is not otherwise independent. Because Mr. Edgerton is our Chairman, our board of directors has appointed Dr. Marver to serve as our lead independent director. As lead independent director, Dr. Marver will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee. The composition and responsibilities of each committee are described below. Directors serve on these committees until their resignation or until otherwise determined by our board of directors. Upon completion of this offering, copies of our audit committee, compensation committee and corporate governance and nominating committee charters will be available on our website at www.iwatt.com. The reference to our web address does not constitute incorporation by reference of the information contained on or available through our website.

Audit Committee

Our audit committee oversees our accounting and financial reporting process and the audit of our financial statements, and assists our board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee is responsible for, among other things:

•

appointing, compensating and overseeing the work of our independent auditors, including resolving disagreements between management and the independent registered public accounting firm regarding financial reporting;

•	approving engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;

•	reviewing the qualifications and independence of the independent registered public accounting firm;

•	reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting;

•	establishing procedures for the receipt, retention and treatment of accounting and auditing related complaints and concerns;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements and our publicly filed reports; and

•	reviewing and approving in advance any proposed related person transactions.

We believe that the functioning of our audit committee complies with the applicable requirements of The NASDAQ Global Market and SEC rules and regulations.

The members of our audit committee are Messrs. McDonald, Stoian and Carsten. Our board of directors has determined that Mr. McDonald is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. Mr. McDonald has also been appointed to serve as our audit committee chairman.

Our board of directors has considered the independence and other characteristics of each member of our audit committee and has concluded that the composition of our audit committee meets the requirements for independence under the current requirements of The NASDAQ Global Market, the Securities Exchange Act of 1934, and SEC rules and regulations. Audit committee members must satisfy additional independence criteria set forth under Rule 10A-3 of the Securities Exchange Act of 1934, as amended. In order to be considered independent for purposes of Rule 10A-3, an audit committee member may not, other than in his capacity as a member of the audit committee, accept consulting, advisory or other fees from us or be an affiliated person of us. Each of the members of our audit committee qualifies as an independent director pursuant to Rule 10A-3.

Compensation Committee

Our compensation committee oversees our compensation policies, plans and programs. The compensation committee is responsible for, among other things:

•	reviewing and recommending policies, plans and programs relating to compensation and benefits of our directors, officers and employees;

•	reviewing and approving compensation and corporate goals and objectives relevant to compensation for executive officers including our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer and other executive officers in light of established goals and objectives; and

•	administering our equity compensations plans for our employees and directors.

The members of our compensation committee are Messrs. McDonald, den Daas and Stoian. Mr. Stoian is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent within the meaning of the independent director guidelines of The NASDAQ Global Market. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of The NASDAQ Global Market and SEC rules and regulations, as well as Section 162(m) of the Internal Revenue Code.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other things, the following:

•

evaluating and making recommendations regarding the organization and governance of our board of directors and its committees and changes to our certificate of incorporation and bylaws and stockholder communications;

•	reviewing succession planning for our Chief Executive Officer and other executive officers and evaluating potential successors;

•	assessing the performance of board members and making recommendations regarding committee and chair assignments and composition and size of our board of directors and its committees;

•	recommending desired qualifications for board and committee membership and conducting searches for potential members of our board of directors;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

•	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

•	reviewing and approving conflicts of interest of our directors and corporate officers, other than related party transactions reviewed by the audit committee.

The members of our nominating and corporate governance committee are Messrs. Carsten, den Daas, Marver and McDonald. Mr. den Daas is the chairman of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee is independent within the meaning of the independent director guidelines of The NASDAQ Global Market.

Our board of directors may from time to time establish other committees.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a code of business conduct and ethics that is applicable to all of our employees, officers and directors, including our chief executive and senior financial officers. The code of business conduct and ethics will be available on our website at www.iwatt.com. We expect upon completion of this offering that any amendment to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

We reimburse our non-employee directors for expenses incurred in connection with attending board and committee meetings. We have adopted a compensation program for non-employee directors that will be effective immediately upon the closing of this offering. Pursuant to this program, each member of our board of directors who is not our employee will receive the following cash compensation for board services, as applicable:

•	$30,000 per year for service as a board member;

•	$ per year for service as either non-executive chairman of the board of directors or lead independent director;

•	$8,500 per year for service on, and an additional $8,500 per year for service as chairman of, the audit committee;

•	$5,000 per year for service on, and an additional $5,000 per year for service as chairman of, the compensation committee; and

•	$3,000 per year for service on, and an additional $3,000 per year for service as chairman of, the nominating and corporate governance committee.

Members of our board of directors who are not our employees will receive nonstatutory stock options under our 2012 Equity Incentive Plan, which will become effective upon its adoption by our board. Each non-employee director on our board of directors on the date that we enter into the underwriting agreement for this offering or upon initially joining our board of directors after the completion of this offering, will be entitled to receive restricted stock units (RSUs) with an aggregate value of $110,000. These RSUs will vest annually over three years, and their vesting will fully accelerate in connection with a change of control of our company. On the date of each annual meeting of our stockholders beginning in 2013, each non-employee director will receive additional RSUs with an aggregate value of $75,000. These RSUs will vest on the one year anniversary of the grant date and will accelerate and vest in full in the event of a change of control of our company prior to that time.

2011 Director Compensation

The following table sets forth the compensation paid or accrued by us to our non-employee directors in 2011. The table excludes Mr. Edgerton, who did not receive any additional compensation from us for his role as a director because he is our Chief Executive Officer.

Name	Fees Earned or Paid in Cash($)	Stock Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
Lee Stoian	19,700	—	14,000	33,700
Brian McDonald	17,300	117,300	—	134,600
Kaj den Daas	16,100	117,900	—	134,000
Jack C. Carsten	—	—	—	—
Lawrence G. Finch	—	—	—	—
Marc van den Berg(4)	—	—	—	—

(1)	Amounts listed in this column represent the fair value of the awards computed in accordance with FASB ASC Topic 718 as of the grant date multiplied by the number of shares. See note 14 to the notes to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair value.
(2)	Please see the outstanding equity awards table below for the details of the stock awards granted.
(3)	Represents fees earned for consulting services.
(4)	Mr. van den Berg resigned from our board of directors in April 2012 and was replaced by Dr. Marver.

The following table lists all outstanding equity awards held by non-employee directors as of the end of December 31, 2011:

Name	Option Grant Date(1)	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Lee Stoian	06/17/2010	500,000	—	$0.14	06/17/2020
Brian McDonald	08/18/2011	500,000	—	$0.50	08/18/2021
Kaj den Daas	08/18/2011	500,000	—	$0.50	08/18/2021
Jack C. Carsten	—		—	—	—
Lawrence G. Finch	—		—	—	—
Marc van den Berg(2)	—		—	—	—

(1)	The grant date fair value of the common stock underlying these option awards was equal to the option exercise price on the date the stock options were granted.
(2)	Mr. van den Berg resigned from our board of directors in April 2012 and was replaced by Dr. Marver.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation earned by the individual that served as our principal executive officer during 2011 and our three most highly compensated executive officers other than the individual who served as our principal executive officer during 2011. We refer to these individuals collectively in this prospectus as the Named Executive Officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Ron Edgerton	2011	299,677	—	51,029	—	350,706
President and Chief Executive Officer
James V. McCanna	2011	226,838	—	26,020	—	252,858
Chief Financial Officer
Alex Sinar	2011	201,179	78,122	24,427	—	303,728
Senior Vice President, Operations
Scott Brown(3)	2011	36,846	463,085	—	—	499,931
Senior Vice President, Marketing

(1)	The amount reflects the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock option awards made to our Named Executive Officers in note 14 to the notes to our consolidated financial statements. There can be no assurance that awards will vest or will be exercised (in which case no value will be realized by the individual), or that the value upon exercise will approximate the aggregate grant date fair value.
(2)	Reflects the amount approved by our compensation committee as cash incentive to our Named Executive Officers for 2011 based upon satisfaction of the criteria under our 2011 bonus program. See “—Cash Incentive Compensation Plan” for a discussion on our bonus plan in 2011.
(3)	Mr. Brown joined us as our Senior Vice President, Marketing in October 2011 and received a prorated base salary based on an annual salary of $225,000.

In October 2011, Mr. Sinar was granted an option to purchase 500,000 shares of common stock at an exercise price per share of $0.50. This option vests as to 1/4th of the shares subject to the option on October 20, 2012 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter over the next 36 months, subject to Mr. Sinar’s continued service through each such vesting date.

In December 2011, Mr. Sinar was granted an additional option to purchase 20,000 shares of common stock at an exercise price per share of $0.31. This option vests as to 1/4th of the shares subject to the option on December 1, 2012 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter over the next 36 months, subject to Mr. Sinar’s continued service through each such vesting date

In December 2011, Mr. Brown was granted an option to purchase 1,500,000 shares of common stock at an exercise price per share of $0.31. This option vests as to 1/4th of the shares subject to the option on October 31, 2012 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter over the next 36 months, subject to Mr. Brown’s continued service through each such vesting date.

Subsequent to December 31, 2011, in February 2012, we granted Mr. Edgerton an option to purchase 700,000 shares of common stock and granted Mr. McCanna an option to purchase 250,000 shares of common stock, each at an exercise price per share of $0.55. Each of these options vests as to 1/48th of the total number of shares subject to the option each month after the date of grant over the next 48 months, subject, in each case, to Mr. Edgerton’s and Mr. McCanna’s continued service through each such vesting date.

Employment, Severance and Change in Control Arrangements

In February 2008, we entered into an offer letter agreement with Ron Edgerton, our Chief Executive Officer. This offer letter agreement set Mr. Edgerton’s base salary at an annual rate of $300,000. In addition, Mr. Edgerton was granted options to purchase 9,200,000 shares of our common stock under the 2000 Stock Plan. Mr. Edgerton is also entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans. Mr. Edgerton’s offer letter agreement provides that he is an at-will employee and his employment may be terminated at any time by us. In June 2012, the Board approved an amendment to Mr. Edgerton’s offer letter agreement to provide for certain severance and change of control payments.

We expect Mr. Edgerton’s amended offer letter agreement to provide that if we terminate Mr. Edgerton’s employment without “cause” (as defined below) or Mr. Edgerton terminates his employment for “good reason” outside the context of a “change of control”, he will be entitled to receive severance equal to six months’ base salary and reimbursement for six months of COBRA premium payments, or the cash equivalent. If within 60 days prior to or 12 months after a “change of control”, we terminate Mr. Edgerton’s employment without “cause” (as defined below) or Mr. Edgerton terminates his employment for “good reason”, Mr. Edgerton will be entitled to the following benefits: (i) 100% of Mr. Edgerton’s then outstanding equity would immediately become fully vested, and if applicable, remain exercisable for six months, (ii) 12 months of his then current base salary, (iii) 100% of an amount equal to the annual target bonus to be paid to Mr. Edgerton or the actual bonus paid to Mr. Edgerton for the year prior to the year in which his termination occurred, whichever is greater, and (iv) reimbursement for 12 months of COBRA premium payments, or the cash equivalent.

In April 2008, we entered into an offer letter agreement with James V. McCanna, our Chief Financial Officer. This offer letter agreement set Mr. McCanna’s base salary at an annual rate of $230,000. In addition, Mr. McCanna was granted options to purchase 2,209,229 shares of common stock. Mr. McCanna is entitled to participate in all employee benefit plans, including group healthcare plans and all fringe benefit plans. Mr. McCanna’s offer letter provides that he is an at-will employee, and we may terminate his employment at any time. In June 2012, the Board approved an amendment to Mr. McCanna’s offer letter agreement to provide for certain severance and change of control payments.

We expect Mr. McCanna’s amended offer letter agreement to provide that if we terminate Mr. McCanna’s employment without “cause” outside the context of a “change of control”, he will be entitled to receive severance equal to three months’ base salary and reimbursement for three months of COBRA premium payments, or the cash equivalent. If within 60 days prior to or 12 months after a “change of control”, we terminate Mr. McCanna’s employment without “cause” or Mr. McCanna terminates his employment for “good reason” outside the context of a “change of control”, Mr. McCanna will be entitled to the following benefits: (i) 100% of Mr. McCanna’s then outstanding equity would immediately become fully vested, and if applicable, remain exercisable for six months, (ii) six months of his then current base salary, (iii) an amount equal to 50% of (A) the annual target bonus to be paid to Mr. McCanna or (B) the actual bonus paid to Mr. McCanna for the year prior to the year in which his termination occurred, whichever is greater, and (iv) reimbursement for six months of COBRA premium payments, or the cash equivalent.

In January 2005, we entered into an offer letter agreement with Alex Sinar, our Vice President, Operations. This offer letter agreement set Mr. Sinar’s base salary at an annual rate of $185,000. Effective November 2011, Mr. Sinar was promoted to Senior Vice President of Operations and Quality. Pursuant to this promotion, Mr. Sinar’s base salary was increased to $229,000. In addition, Mr. Sinar was granted options to purchase an additional 500,000 shares of common stock under the 2010 Equity Incentive Plan. Mr. Sinar was granted additional options to purchase 600,000 shares of common stock under the 2000 Stock Plan. Mr. Sinar is entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans. Mr. Sinar’s offer letter agreement provides that he is an at-will employee and we may terminate his employment at any time. In June 2012, the Board approved an amendment to Mr. Sinar’s offer letter agreement to provide for certain severance and change of control payments.

We expect Mr. Sinar’s amended offer letter agreement to provide that if we terminate Mr. Sinar’s employment without “cause” outside the context of a “change of control”, he will be entitled to receive severance equal to three months’ base salary and reimbursement for three months of COBRA premium payments, or the cash equivalent. If within 60 days prior to or 12 months after a “change of control”, we terminate Mr. Sinar without “cause” (as defined below) or Mr. Sinar terminates his employment for “good reason”, Mr. Sinar will be entitled to the following benefits: (i) 100% of Mr. Sinar’s then outstanding equity would immediately become fully vested, and if applicable, remain exercisable for six months, (ii) six months of his then current base salary, (iii) an amount equal to 50% of (A) the annual target bonus to be paid to Mr. Sinar or (B) the actual bonus paid to Mr. Sinar for the year prior to the year in which his termination occurred, whichever is greater, and (iv) reimbursement for six months of COBRA premium payments, or the cash equivalent.

In October 2011, we entered into an offer letter agreement with Scott Brown, our Vice President of Marketing. This offer letter agreement set Mr. Brown’s base salary at an annual rate of $225,000. In addition, Mr. Brown was granted options to purchase 1,500,000 shares of common stock under the 2010 Equity Incentive Plan. Mr. Brown is entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans. Mr. Brown’s offer letter agreement provides that he is an at-will employee and his employment may be terminated at any time by us. In June 2012, the Board approved an amendment to Mr. Brown’s offer letter agreement to provide for certain severance and change of control payments.

We expect Mr. Brown’s amended offer letter agreement to provide that if we terminate Mr. Brown’s employment without “cause” outside the context of a “change of control”, he will be entitled to receive severance equal to three months’ base salary and reimbursement for three months of COBRA premium payments, or the cash equivalent. If within 60 days prior to or 12 months after a “change of control”, we terminate Mr. Brown without “cause” or Mr. Brown terminates his employment for “good reason”, Mr. Brown will be entitled to the following benefits: (i) 100% of Mr. Brown’s then outstanding equity would immediately become fully vested, and if applicable, remain exercisable for six months, (ii) six months of his then current base salary, (iii) an amount equal to 50% of (A) the annual target bonus to be paid to Mr. Brown or (B) the actual bonus paid to Mr. Brown for the year prior to the year in which his termination occurred, whichever is greater, and (iv) reimbursement for six months of COBRA premium payments, or the cash equivalent.

For purposes of the offer letter agreements above, “change of control” is defined as: (a) a sale or disposition of all or substantially all of the assets of our company; (b) any consolidation or merger of our company with or into any other corporation or other entity or person, or any other corporate reorganization in which our stockholders immediately prior to such consolidation, merger or reorganization, own less than fifty percent of our voting power immediately after such consolidation, merger, or reorganization; or (c) any transaction or series of related transactions in which in excess of fifty percent of our voting power is transferred; provided that the foregoing shall not include (i) any consolidation or merger with a wholly owned subsidiary of our company; (ii) any consolidation or merger effected exclusively to change the domicile of our company or (iii) any transaction or series of transactions principally for bona fide financing purposes in which we receive cash or our indebtedness is cancelled or converted or a combination thereof.

For purposes of the offer letter agreements above, “cause” is defined as (a) conviction of, or plea of guilty to a felony that is not a traffic offense, (b) misappropriation of funds of, or an act of fraud upon our company, (c) willful breach of our policies or any written agreement with us, (d) a material breach of the individual’s confidentiality agreement with us or (e) gross misconduct or conduct demonstrating unacceptable job performance, as reasonably determined in good faith by us.

For purposes of the offer letter agreements above, “good reason” will be defined as mutually agreed to by the parties and is expected to be a definition customarily used by our peer companies.

Cash Incentive Compensation Plan

Our cash incentive compensation is intended to incentivize our executive officers in the achievement of our pre-determined financial objectives and individual performance objectives. We believe it is important to provide our executive officers with the opportunity to earn annual cash incentive payments to reward performance and the achievement of various pre-determined objectives. Under the annual cash compensation plan, an executive officer’s annual cash incentive award will generally depend on three performance factors, two related to our financial performance and one related to the executive officer’s individual performance as measured against specific management-by-objective (or MBO) goals.

The compensation committee approves the design, structure and performance measures, as well as the relative weighting of each measure, under the cash bonus plan. These bonus opportunities allow us to make a significant portion of each executive officer’s total cash compensation performance-based and at risk, consistent with our compensation philosophy.

In 2011, our compensation committee approved a financial performance-based cash incentive plan for our executive officers. The performance target was based on our revenue and pretax operating income growth, and the MBO goals for each of our Named Executive Officers, which include achieving our financial performance goals, maintaining leadership in the market, building strong engagements with customers, introducing new products and preparing for our initial public offering. We define “adjusted pretax operating income” as our adjusted net income adjusted for the provision (benefit) for income taxes. The following is a reconciliation of adjusted pretax operating income to net income and adjusted net income:

Reconciliation of Net Income to Adjusted Net Income and Adjusted Pre-Tax Operating Income

Year Ended December 31, 2011
(in thousands)
Net income	$186
Loss from discontinued operations and gain on sale of discontinued operations, net of income taxes	(1,601)
Change in fair value of convertible preferred stock warrant liability	3,145
Amortization of debt discount and intangibles	127
Stock-based compensation	763

Adjusted net income	$2,620
Provision for income taxes	153

Adjusted pre-tax operating income	$2,773

Under this cash incentive plan, if our revenue and adjusted pretax operating income for the year ended December 31, 2011 equaled or exceeded $52.4 million and $6.3 million, respectively, and all MBO targets were met, then our bonus pool would be equal to 8% of our targeted pretax earnings. No annual bonus would be payable to our Named Executive Officers unless a minimum of 70% of our revenue or adjusted pretax operating income targets were met. Our bonus pool could increase up to a maximum of 13% of our targeted earnings if we exceed our revenue and adjusted pretax operating income targets and all MBO targets were met. The target amounts that could be paid out of the available bonus pool to our Named Executive Officers are as follows:

Named Executive Officer	Target Cash Incentive ($)
Ron Edgerton	90,000
James V. McCanna	46,000
Alex Sinar	39,444
Scott Brown(1)	—

(1)	Mr. Brown joined us in October 2011 and was not part of the 2011 cash incentive plan.

Mr. Edgerton’s MBO goals in 2011 were based on product design wins, progress toward securing an overseas design center, achievement of product development and market penetration goals, and meeting certain patent filings and on-time shipment goals. Mr. McCanna’s MBO goals in 2011 were to transition certain outsourced functions for our international subsidiaries to a new third-party provider, progress toward completing our initial public offering, locate and enter into a new headquarters lease with cost-savings and update our existing corporate systems structure to support our future growth. Mr. Sinar’s MBO goals for 2011 were based on limiting non-standard cost of goods sold charges, product turnaround times and product production cost targets. For 2011, our revenue was $50.4 million, or 96% of the revenue goal of $52.4 million, exceeding the minimum 70% threshold for bonus payout for the revenue target. As a result, our Named Executive Officers were eligible to receive a portion of the cash incentive payment from the bonus pool. We paid these incentives in February 2012. Adjusted pretax operating income for 2011 was below the minimum 70% threshold for the income target. As discussed above, bonuses for MBO metrics for each of our Named Executive Officers were determined based on their overall performance and contribution to our company, taking into account their MBO goals. In assessing each individual’s performance, our compensation committee did not apply a quantitative analysis but instead made a qualitative assessment of the relative importance of the overall objectives achieved by each of our Named Executive Officers.

Other Compensatory Benefits

We maintain broad-based benefits that are provided to all eligible employees, including our 401(k) plan, flexible spending accounts, medical, dental and vision care plans, our life and accidental death and dismemberment insurance policies and long-term and short-term disability plans. Executive officers are eligible to participate in each of these programs on the same terms as non-executive employees. We do not provide any retirement benefits other than the 401(k) plan.

Outstanding Equity Awards at December 31, 2011

The following table presents certain information concerning equity awards held by our Named Executive Officers at December 31, 2011:

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price Per Share ($)	Option Expiration Date
Ron Edgerton	9,200,000	(1)	—	0.15	03/27/2018
	1,800,000	(2)	—	0.14	06/30/2020
James V. McCanna	2,209,229		—	0.14	06/26/2018
	425,000		—	0.14	06/30/2020
Alex Sinar	600,000		—	0.10	03/21/2015
	600,000		—	0.13	12/18/2015
	350,000	(3)	—	0.14	06/26/2018
	500,000	(4)	—	0.14	03/19/2019
	725,000	(5)	—	0.14	06/30/2020
	500,000	(6)	—	0.50	10/19/2021
	20,000	(7)	—	0.31	12/14/2021
Scott Brown	1,500,000	(8)	—	0.31	12/14/2021

(1)

This option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option became vested and exercisable on March 28, 2009 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Edgerton’s continued service to us on each such vesting date. As of December 31, 2011, 8,625,000 of the shares subject to this option were vested.
(2)

This option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option became vested and exercisable on July 1, 2011 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Edgerton’s continued service to us on each such vesting date. As of December 31, 2011, 637,500 of the shares subject to this option were vested.

(3)

This option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option became vested and exercisable on June 24, 2009 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Sinar’s continued service to us on each such vesting date. As of December 31, 2011, 306,250 of the shares subject to this option were vested.

(4)

This option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option became vested and exercisable on March 19, 2010 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Sinar’s continued service to us on each such vesting date. As of December 31, 2011, 343,750 of the shares subject to this option were vested.

(5)

This option is subject to an early exercise provision and is immediately exercisable. 1/48th of the total number of shares subject to the option became vested and exercisable on August 1, 2010 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Sinar’s continued service to us on each such vesting date. As of December 31, 2011, 256,771 of the shares subject to this option were vested.

(6)

This option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option will become vested and exercisable on October 20, 2012 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Sinar’s continued service to us on each such vesting date. As of December 31, 2011, none of the shares subject to this option were vested.

(7)

This option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option will become vested and exercisable on December 1, 2012 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Sinar’s continued service to us on each such vesting date. As of December 31, 2011, none of the shares subject to this option were vested.

(8)

This option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option will become vested and exercisable on October 31, 2012 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Brown’s continued service to us on each such vesting date. As of December 31, 2011, none of the shares subject to this option were vested.

Employee Benefit Plans

2010 Equity Incentive Plan

Our 2010 Equity Incentive Plan, as amended, or the 2010 Plan, was adopted by our board of directors and approved by our stockholders on November 4, 2010 and was amended on September 7, 2011.

The 2010 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent or subsidiary employees, and for the grant of nonstatutory stock options and awards of restricted shares of common stock, restricted stock units and stock appreciation rights to our employees, directors and consultants and those of any parent or subsidiary of ours. There are no awards other than stock options currently outstanding under the 2010 Plan. Our board of directors has decided not to grant any additional options under the 2010 Plan upon the completion of this offering. However, the 2010 Plan will continue to govern the terms and conditions of the outstanding stock options previously granted under the 2010 Plan.

Subject to the provisions of the 2010 Plan, the maximum aggregate number of shares (subject to adjustment) of our common stock which may be subject to awards and granted under the 2010 Plan is 56,302,387 shares. Shares issued pursuant to awards under the 2010 Plan that we repurchase, that expire or are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2010 Plan.

Prior to this offering, our board of directors administered the 2010 Plan. Upon the completion of this offering, our compensation committee appointed by our board of directors will administer the 2010 Plan. Under the 2010 Plan, the administrator has the authority and discretion to select those individuals who will receive awards, choose the type or types of awards to be granted to selected individuals, and determine the terms, not inconsistent with the 2010 Plan, that will apply to the awards granted (including the number of shares of common stock that the recipient may be entitled to receive or purchase), which terms may vary from award to award. The administrator also may authorize generally or in specific cases any adjustment in the exercise price, vesting schedule, number of shares subject to, or the term of any option or stock appreciation right by amendment, substitution, waiver, or other legally valid means, and may institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price. The administrator also has the authority to determine the fair market value of a share of our common stock for purposes of the 2010 Plan and the awards granted thereunder. The administrator is authorized to interpret the provisions of the 2010 Plan and individual award agreements and generally take any other action that is contemplated by the 2010 Plan or necessary or appropriate in the administration of the 2010 Plan and individual award agreements. All decisions of the administrator are final and binding on all persons.

The administrator may grant incentive and/or nonstatutory stock options and stock appreciation rights under the 2010 Plan, provided that incentive stock options are only granted to employees. The exercise price of the options and stock appreciation rights must equal at least the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our affiliates, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option or stock appreciation right, which may include cash, check, promissory note, shares or other property acceptable to the administrator, or whether options and/or stock appreciation rights may be exercised by way of cashless or net exercise. Subject to the provisions of the 2010 Plan, the administrator determines the remaining terms of the options and stock appreciation rights (e.g., vesting, forfeiture). After the termination of service of an employee, consultant, or director, the participant generally may exercise his or her option, to the extent vested as of such date of termination, for 30 days if he or she terminates for reasons other than death or disability, or six months for terminations as a result of death or disability; otherwise, the option terminates as of the termination date, unless the administrator provides differently in an award agreement. In no event may an option be exercised later than the expiration of its term. The specific term will be set forth in an award agreement. Any post-termination exercise period applicable to a stock appreciation right following the termination of service of an employee, consultant, or director is determined by the administrator in the applicable grant agreement.

The 2010 Plan also provides for the grant of restricted shares of our common stock and restricted stock units. The administrator will determine the purchase price per share of the common stock covered by each stock award. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including forfeiture provisions and restrictions on transferability. Restricted stock units represent the contingent right to an amount based on the fair market value of our common stock. Restricted stock units and shares of restricted stock will vest, and the restrictions on shares of restricted stock will lapse, in accordance with terms and conditions established by the administrator. The administrator, in its sole discretion, may accelerate the time at which any restrictions on shares of restricted stock will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms of restricted stock units and shares of restricted stock will be set forth in an award agreement.

Unless the administrator provides otherwise, the 2010 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Plan, the administrator will make proportionate adjustments to the exercise price and/or the number and/or type of shares or other property covered by each award. The administrator may also provide for cash payments, or for the exchange of outstanding options and stock appreciation rights granted under the 2010 Plans for other awards in such circumstances, such as by conversion, assumption, or substitution of an option for another company’s options on a ratio corresponding to the terms of a merger or other reorganization.

Our 2010 Plan provides that, in the event of a change in control of our company, as defined under the 2010 Plan, each outstanding award will be treated as the administrator determines, except that if the administrator does not make a provision for the substitution, assumption, exchange, or other continuation or cash payment in settlement of an award, or such award would not otherwise in accordance with its terms, then each outstanding option will fully vest and all restrictions on restricted shares will lapse upon the occurrence of a change in control event. The awards will then terminate upon the expiration of the specified period of time.

Our board of directors has the authority to amend, alter, suspend or terminate the 2010 Plan provided such action does not impair the existing rights of any participant. Our 2010 Plan will automatically terminate in 2020 unless we terminate it sooner.

2000 Stock Plan, as amended

Our 2000 Stock Plan, as amended, or the 2000 Plan, was adopted by our board of directors and approved by our stockholders on July 14, 2000, and was amended on each of June 30, 2001, February 10, 2003, November 20, 2003, November 30, 2005, September 7, 2006, September 22, 2006 and June 16, 2008. The 2000 Plan expired in July 2010. Following the expiration of our 2000 Plan, we did not grant any additional awards under the 2000 Plan, but the 2000 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. There are no awards other than stock options currently outstanding under the 2000 Plan.

Our 2000 Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any affiliates’ employees. The 2000 Plan also provided for the grant of nonqualified stock options and/or stock purchase rights with respect to shares of our common stock to our employees, directors and consultants and our affiliates’ employees and consultants.

Subject to the provisions of our 2000 Plan, the maximum aggregate number of shares issuable under our 2000 Plan was 47,668,969 shares. As of December 31, 2011, 38,752,929 shares of our common stock underlying awards granted under the 2000 Plan were outstanding. No stock purchase rights are outstanding under the 2000 Plan. If an option becomes unexercisable without having been exercised in full, such shares will no longer become available for future grant or sale under the 2000 Plan but become available under our 2010 Plan.

Prior to this offering, our board of directors administered the 2000 Plan. Upon the completion of this offering, our compensation committee appointed by our board of directors will administer the 2000 Plan. Under our 2000 Plan, the administrator has the power to determine the terms of awards granted under the plan, including the employees, directors and consultants who will receive awards, the conditions on the ability to exercise all or any part of an award granted under the 2000 Plan, and any vesting acceleration and/or lapse of restrictions applicable thereto. The administrator also may modify any award under the 2000 Plan, provided that no modification, without a participant’s consent, may adversely affect any rights of a participant, and may institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price. The administrator may have the authority to interpret all provisions of the 2000 Plan, to prescribe the form of agreements pursuant to which awards are made under the plan, and to adopt, amend, and rescind rules pertaining to the administration of the 2000 Plan. Any decision made, or action taken, by the administrator or in connection with the administration of the 2000 Plan shall be final and conclusive on all persons.

Under our 2000 plan, the term of an incentive stock option had to not exceed 10 years, except that with respect to any optionee who owned 10% of the voting power of all classes of our outstanding stock as of the grant date, the term could not exceed 5 years and the exercise price of the incentive stock option had to equal at least 110% of the fair market value on the grant date. The administrator determined the methods of payment of the exercise price of an option, which may include cash, check, promissory note, shares or other property acceptable to the administrator, or cashless or net exercise.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option to the extent vested for the period of time stated in his or her option agreement. Generally, if termination is due to disability, the option will remain exercisable for six months, and if termination is due to death, the option will remain exercisable for one year. In all other cases, the option will generally remain exercisable for 30 days following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Unless the administrator provides otherwise, our 2000 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

In the event of certain changes in our capitalization, a liquidation, or a merger or consolidation that does not result in us being the surviving company, the administrator may make adjustments to the number, value, and class of stock represented by the options and the exercise price thereof in accordance with such terms as we or the administrator may determine.

In the event of a corporate transaction, as defined in the 2000 Plan, outstanding awards granted under the plan will be assumed, or equivalent awards will be substituted therefore, by the successor corporation in the transaction. If the successor corporation does not assume the awards or substitute equivalent awards, any such outstanding awards will be forfeited as of the consummation of the transaction. The 2000 Plan provides that, if the vesting of outstanding awards is accelerated in the context of a change of control, and the acceleration results in the recipient of the award being subject to excise tax under Section 4999 of the Code of 1986, then the recipient will be entitled either to vest in full or to such lesser degree as would not be subject to the excise tax, whichever provides greater value to the recipient.

Our board of directors has the authority to amend, suspend or terminate the 2000 Plan provided such action does not impair the rights of any optionee without his or her written consent.

2012 Equity Incentive Plan

Our board of directors adopted our 2012 Equity Incentive Plan on June 21, 2012, and we expect our stockholders will approve it prior to the completion of this offer. Subject to stockholder approval, the 2012 Equity Incentive Plan is effective upon its adoption by our board of directors, and is not expected to be utilized until after the completion of this offering. Our 2012 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

A total of              shares of our common stock are reserved for issuance pursuant to the 2012 Equity Incentive Plan, of which no awards are issued and outstanding. In addition, the shares reserved for issuance under our 2012 Equity Incentive Plan will also include (a) those shares reserved but unissued under the 2010 Plan (as defined below) as of the effective date of the first registration statement filed by us and declared effective with respect to any class of our securities and (b) shares returned to the 2010 Plan as the result of expiration or termination of options, restricted shares or restricted stock units granted under the 2010 Plan or 2000 Plan (provided that the maximum number of shares that may be added to the 2012 Equity Incentive Plan pursuant to (a) and (b) is              shares). The number of shares available for issuance under the 2012 Equity Incentive Plan will also include an annual increase on the first day of each fiscal year beginning in 2013, equal to the least of:

•	shares;

•	% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Our compensation committee will administer our 2012 Equity Incentive Plan after the completion of the offering. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m).

Subject to the provisions of our 2012 Equity Incentive Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price.

The exercise price of options granted under our 2012 Equity Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed 5 years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of our 2012 Equity Incentive Plan, the administrator determines the term of all other options.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option or stock appreciation right for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option or stock appreciation right will remain exercisable for 12 months. In all other cases, the option or stock appreciation right will generally remain exercisable for three months following the termination of service. In no event may an option be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2012 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2012 Equity Incentive Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Awards of restricted stock may be granted under our 2012 Equity Incentive Plan, which are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator.

The administrator will determine the number of shares granted and may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Awards of restricted stock units may be granted under our 2012 Equity Incentive Plan, which are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Awards of performance units and performance shares may be granted under our 2012 Equity Incentive Plan, which are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Our 2012 Equity Incentive Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2012 Equity Incentive Plan.

Unless the administrator provides otherwise, our 2012 Equity Incentive Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2012 Equity Incentive Plan provides that in the event of a merger or “change in control,” as defined in the 2012 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements.

2012 Employee Stock Purchase Plan

Our executive officers and all of our other employees will be allowed to participate in our 2012 Employee Stock Purchase Plan, which will be offered effective upon the completion of our public offering. We believe that providing them the opportunity to participate in the 2012 Employee Stock Purchase Plan provides them with further incentive toward ensuring our success and accomplishing our corporate goals.

The material provisions of our 2012 Employee Stock Purchase Plan are as described below.

Our board of directors adopted our 2012 Employee Stock Purchase Plan in June 2012, and we expect our stockholders to approve our 2012 Employee Stock Purchase Plan prior to the completion of this offering. The 2012 Employee Stock Purchase Plan will become effective upon completion of this offering.

A total of              shares of our common stock will be made available for sale under the 2012 Employee Stock Purchase Plan. In addition, our 2012 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under plan on the first day of each fiscal year beginning in 2013, equal to the least of:

•	% of the outstanding shares of our common stock on the first day of such fiscal year;

•	shares; or

•	such amount as determined by our board of directors.

Our compensation committee administers the 2012 Employee Stock Purchase Plan, and has full and exclusive authority to interpret the terms of the plan and determine eligibility to participate subject to the conditions of the plan as described below.

All of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the 2012 Employee Stock Purchase Plan if such employee:

•	immediately after the grant, would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Our 2012 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code. Each offering period will be approximately              months in duration. The offering periods are scheduled to start on the first trading day on or after              and              of each year, except for the first such offering period, which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after             .

Our 2012 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to     % of their eligible compensation, which includes a participant’s base straight time gross earnings, certain commissions, overtime and shift premium, but exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of              shares during each offering period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their accrued contributions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2012 Employee Stock Purchase Plan. If the compensation committee permits the transfer of rights, it may only be done other than by will, the laws of descent and distribution, or as otherwise provided under the 2012 Employee Stock Purchase Plan.

In the event of our merger or change in control, as defined under the 2012 Employee Stock Purchase Plan, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Our 2012 Employee Stock Purchase Plan will automatically terminate in 2032, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate our 2012 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2012 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2012 Employee Stock Purchase Plan.

RELATED PARTY TRANSACTIONS

Other than compensation arrangements, we describe below transactions and series of similar transactions, since January 1, 2009, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of such related person, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Series E Preferred Stock Financing

In March 2009 and May 2009, we sold an aggregate of 7,827,886 shares of Series E preferred stock at a per share purchase price of $0.3936, together with warrants to purchase additional shares of Series E preferred stock with an exercise price of $0.3936 per share, pursuant to a stock and warrant purchase agreement. Purchasers of the Series E preferred stock and related warrants included VantagePoint Capital Partners, or VantagePoint, which holds more than 5% of our outstanding capital stock and whose representative, Dr. Marver, is a member of our board of directors, Sigma Partners, or Sigma, which holds more than 5% of our outstanding capital stock and whose representative, Mr. Finch, is a member of our board of directors, and Horizon Ventures Fund II, L.P., or Horizon, which holds more than 5% of our outstanding capital stock and whose representative, Mr. Carsten, is a member of our board of directors. The following table summarizes purchases of Series E preferred stock and related warrants by the above-listed investors:

Name of Stockholder	Number of Series E Preferred Shares	Number of Series E Preferred Warrants
VantagePoint Capital Partners(1)	3,733,265	1,306,642
Sigma Partners(2)	2,886,046	1,010,115
Horizon Ventures Fund II, L.P.	800,911	280,319

(1)	Affiliates of VantagePoint holding our securities whose shares are aggregated for purposes of reporting share ownership information include VantagePoint Venture Partners IV(Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P.
(2)	Affiliates of Sigma holding our securities whose shares are aggregated for purposes of reporting share ownership information include Sigma Partners 6, L.P., Sigma Associates 6, L.P. and Sigma Investors 6, L.P.

Convertible Promissory Notes

In August 2009 and October 2009, we sold and issued convertible promissory notes in an aggregate principal amount of $2.9 million and warrants to purchase shares of preferred stock to VantagePoint, Sigma and Horizon, pursuant to a note and warrant purchase agreement. The convertible promissory notes accrued interest at the rate of 5% per annum. In June 2011, the convertible promissory notes were converted into an aggregate of 7,888,958 of our Series E preferred stock at a conversion price of $0.3936 per share and the warrants to purchase shares of preferred stock became exercisable to purchase an aggregate of 2,541,382 shares of Series E preferred stock at exercise prices of $0.20 per share.

The following table summarizes the investment amounts under the bridge debt financing:

Name of Stockholder	Aggregate Principal Amount of Notes	Shares of Series E Preferred Stock issued upon Conversion of Notes	Shares of Series E Preferred Stock issuable upon exercise of Preferred Warrants
VantagePoint Capital Partners(1)	$1,437,903.58	3,969,096	1,278,622
Sigma Partners(2)	1,111,589.06	3,068,357	988,453
Horizon Ventures Fund II, L.P.	308,478.98	851,505	274,307

(1)	Affiliates of VantagePoint holding our securities whose shares are aggregated for purposes of reporting share ownership information include VantagePoint Venture Partners IV(Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P.
(2)	Affiliates of Sigma holding our securities whose shares are aggregated for purposes of reporting share ownership information include Sigma Partners 6, L.P., Sigma Associates 6, L.P. and Sigma Investors 6, L.P.

China Technology Center

In connection with the acquisition of our CTC business in China in February 2012, we paid an aggregate closing purchase price of $3.0 million. As partial consideration for this acquisition, we issued shares of our common stock to the two equity holders of the seller, including 2,250,000 shares to Xuecheng Jin, our Vice President, IC Engineering, for an aggregate value of $1,732,500. Because 1,687,500 of these shares, for an aggregate of $1,299,000, were in excess of Dr. Jin’s 20% ownership stake in the CTC business, those shares are considered to be a finder’s fee. In addition, the acquisition also includes an earn-out of up to $2.0 million in cash to be paid to the selling shareholders, which includes Dr. Jin, based on revenues earned from products using acquired technologies for an 18 month period.

Stockholder Agreement

Pursuant to the terms of a stockholder agreement between us and VantagePoint Capital Partners, or VantagePoint, to become effective upon the completion of this offering, or the Stockholder Agreement, Vantage Point will have the right to designate (and remove or replace) one member of our board of directors for so long as VantagePoint owns at least 10% of our outstanding shares. The Stockholder Agreement also obligates us to treat this VantagePoint director no less favorably than any other Company director in all respects, including matters such as compensation, stock and option grants, and access to company information and management. The Stockholder Agreement will terminate when (1) the VantagePoint entities own less than 10% of our outstanding shares, (2) the Company sells or exclusively leases or licenses substantially all of its assets, (3) if any person or group beneficially owns over 50% of the total voting power of our stock, (4) upon certain changes of control or (5) VantagePoint chooses to terminate it.

Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides, among other things, that holders of our preferred stock, including stockholders affiliated with some of our directors which include VantagePoint, Sigma Partners and Horizon Ventures, have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Employment Arrangements and Indemnification Agreements

We have entered into employment and consulting arrangements with certain of our current and former executive officers. See “Executive Compensation—Employment, Severance and Change in Control Arrangements.”

We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws in effect upon the completion of this offering require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Description of Capital Stock—Limitation on Liability and Indemnification Matters.”

Severance and Separation Agreements

Many of our executive officers are entitled to certain severance benefits. See “Executive Compensation—Employment, Severance and Change in Control Arrangements.”

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and our non-employee directors. See “Executive Compensation” and “Management—Non-Employee Director Compensation.”

Policies and Procedures for Related Party Transactions

We intend to adopt a formal written policy that will be effective upon the closing of this offering providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our common stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of June 30, 2012 regarding the number of shares of common stock beneficially owned and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each person or group of persons known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o iWatt Inc., 675 Campbell Technology Parkway, Suite 150, Campbell, California 95008.

We have determined beneficial ownership in accordance with the rules of the SEC and generally includes voting or investment power for the securities. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 184,453,179 shares of common stock outstanding on June 30, 2012, assuming conversion of all outstanding shares of preferred stock. For purposes of the table below, we have assumed that          shares of common stock will be outstanding upon completion of this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option unless otherwise noted. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2012. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an “*.”

	Beneficial Ownership of Shares Before Offering		Number of Shares Offered	Beneficial Ownership of Shares After Offering
Name of Beneficial Owner	Number	Percent		Number	Percent
5% or Greater Stockholders:
Entities affiliated with VantagePoint Capital Partners (1)	74,486,580	39.0
Entities affiliated with Sigma Partners (2)	58,107,082	30.7
Entities affiliated with Horizon Ventures (3)	16,211,521	8.7
Emerging Technology I, L.P. (4)	13,719,512	7.3
Named Executive Officers and Directors:
Ron Edgerton (5)	11,700,000	6.0
Jack C. Carsten (3)(6)	16,711,521	9.0
Lawrence G. Finch (2)(7)	58,607,082	30.9
Marc van den Berg	—	*
James D. Marver (8)	500,000	*
Lee Stoian (9)	500,000	*
Kaj den Daas (10)	500,000	*
Brian McDonald (11)	500,000	*
Scott Brown (12)	1,500,000	*
James V. McCanna (13)	2,884,229	1.5
Alex Sinar (14)	3,295,000	1.8
All executive officers and directors as a group (16 persons) (15)	112,888,132	49.7
Other Selling Stockholders:

(1)	Includes 61,652,775 shares held by VantagePoint Venture Partners IV (Q), L.P., 6,173,444 shares held by VantagePoint Venture Partners IV, L.P., and 224,565 shares held by VantagePoint Venture Partners IV Principals Fund, L.P. Also includes 5,830,835 shares subject to warrants held by VantagePoint Venture Partners IV (Q), L.P., 583,725 shares subject to warrants held by VantagePoint Venture Partners IV, L.P. and 21,236 shares subject to warrants held by VantagePoint Venture Partners IV Principals Fund, L.P. that are exercisable within 60 days of March 31, 2012. VantagePoint Venture Associates IV, L.L.C. is the general partner of these VantagePoint limited partnerships and may be deemed to have beneficial ownership of these shares and warrants. Alan E. Salzman, CEO of VantagePoint Management, Inc. and Managing Member of VantagePoint Venture Associates IV, L.L.C., may be deemed to beneficially own the shares subject to these shares and warrants. The address of VantagePoint Capital Partners and Mr. Salzman is 1001 Bayhill Drive, Suite 300, San Bruno, California 94066.
(2)	Includes 48,176,509 shares held by Sigma Partners 6, L.P., 4,327,926 shares held by Sigma Associates 6, L.P. and 595,933 shares held by Sigma Investors 6, L.P. Also includes 4,586,589 shares subject to warrants held by Sigma Partners 6, L.P., 355,457 shares subject to warrants held by Sigma Associates 6, L.P. and 64,668 shares subject to warrants held by Sigma Investors 6, L.P. Sigma Management 6, L.L.C. is the general partner of these Sigma Partners limited partnerships. Sigma Management 6, L.L.C. has sole voting and investment power. Robert Davoli, Lawrence Finch, Gregory Gretsch, Clifford L. Haas, John Mandile, Peter Solvik, Robert Spinner and Wade Woodson, as managing members of Sigma Management 6, L.L.C., share this power. The address of Sigma Partners and Messrs. Davoli, Finch, Gretsch, Haas, Mandile, Solvik, Spinner and Woodson is 1600 El Camino Real, Suite 280, Menlo Park, California 94025.
(3)	Includes 9,125,973 shares held by Horizon Ventures Fund II, L.P., 5,366,007 shares held by Horizon Ventures Fund I, L.P. and 324,953 shares held by Horizon Ventures Advisors Fund I, L.P. Also includes 1,394,588 shares subject to warrants held by Horizon Ventures Fund II, L.P. Horizon Management Group I, L.L.C. and Horizon Management Group II, L.L.C. are the general partners of these Horizon Ventures limited partnerhsips and share voting and investment power. Jack C. Carsten, as managing director of Horizon Management Group I, L.L.C. and Horizon Management Group II, L.L.C., shares this power. The address of Horizon Ventures is 4 Main Street, Suite 50, Los Altos, California 94022.

(4)	Consists of 11,432,927 shares held by Emerging Technology I, L.P. and 2,286,585 shares subject to warrants held by Emerging Technology I, L.P. Bill Byun is the general partner of 7 Capital LLC, which is the general partner of Emerging Technology I, L.P. Emerging Technology I, L.P. owns the reported shares and warrants, and Mr. Byun may be deemed to share voting and investment power over such shares and warrants. The address of Emerging Technology I, L.P. and Mr. Byun is c/o 7 Capital, LLC, 5693 Ellis Court, Pleasanton, California 94566.
(5)	Consists of options to purchase 11,700,000 shares of common stock that are immediately exercisable. As of August 29, 2012, 1,475,000 of the shares underlying these options were subject to vesting restrictions that lapse over time.
(6)	Includes options to purchase 500,000 shares of common stock that are immediately exercisable. As of August 29, 2012, 500,000 of the shares underlying these options were subject to vesting restrictions that lapse over time.
(7)	Includes options to purchase 500,000 shares of common stock that are immediately exercisable. As of August 29, 2012, 500,000 of the shares underlying these options were subject to vesting restrictions that lapse over time.
(8)	Includes options to purchase 500,000 shares of common stock that are immediately exercisable. As of August 29, 2012, 500,000 of the shares underlying these options were subject to vesting restrictions that lapse over time.
(9)	Consists of options to purchase 500,000 shares of common stock that are immediately exercisable. As of August 29, 2012, 187,500 of the shares underlying these options were subject to vesting restrictions that lapse over time.
(10)	Consists of options to purchase 500,000 shares of common stock that are immediately exercisable. As of August 29, 2012, 364,583 of the shares underlying these options were subject to vesting restrictions that lapse over time.
(11)	Consists of options to purchase 500,000 shares of common stock that are immediately exercisable. As of August 29, 2012, 354,167 of the shares underlying these options were subject to vesting restrictions that lapse over time.
(12)	Consists of options to purchase 1,500,000 shares of common stock that are immediately exercisable. As of August 29, 2012, 1,500,000 of the shares underlying these options were subject to vesting restrictions that lapse over time.
(13)	Consists of options to purchase 2,884,229 shares of common stock that are immediately exercisable. As of August 29, 2012, 422,396 of the shares underlying these options were subject to vesting restrictions that lapse over time.
(14)	Consists of options to purchase 3,295,000 shares of common stock that are immediately exercisable. As of August 29, 2012, 940,313 of the shares underlying these options were subject to vesting restrictions that lapse over time.
(15)	Includes options to purchase 36,319,529 shares of common stock that are immediately exercisable. As of August 29, 2012, 8,900,230 of the shares underlying these options were subject to vesting restrictions that lapse over time.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our certificate of incorporation and bylaws as they will be in effect upon the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the completion of this offering, our authorized capital stock consists of              shares, with a par value of $0.0001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

Common Stock

As of March 31, 2012, there were 9,465,972 shares of common stock outstanding held by approximately 80 stockholders of record.

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders and are not entitled to cumulative voting in the election of directors by our certificate of incorporation. This means that the holders of a majority of the voting shares will be able to elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. See “Dividend Policy.” Upon our liquidation, dissolution or winding-up, the holders of common stock would be entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock. All currently outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering, when paid for, will also be fully paid and nonassessable.

Preferred Stock

As of March 31, 2012, there were 172,806,968 shares of our preferred stock outstanding. Immediately prior to the closing of this offering, each outstanding share of our preferred stock will convert into one share of our common stock, except for 14,050,653 shares of Series A preferred stock, which convert at a ratio of 1.15 shares of common stock for each share of Series A preferred stock.

Our certificate of incorporation authorizes our board of directors, subject to limitations imposed by Delaware law, to issue from time to time up to 195,455,158 shares of preferred stock in one or more series, without stockholder approval. Our board of directors is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors is also able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or alter other rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock after the completion of this offering.

Warrants

As of March 31, 2012, there were warrants outstanding exercisable for an aggregate of 18,744,691 shares of preferred stock or 18,756,156 shares of common stock upon conversion of such preferred stock at a weighted average exercise price of $0.30 per share.

As of March 31, 2012, a warrant to purchase 76,178 shares of our Series A preferred stock at an exercise price of $0.7384 per share was outstanding. Upon the closing of this offering, this warrant will become exercisable for 87,643 shares of common stock.

As of March 31, 2012, warrants to purchase 601,319 shares of our Series C preferred stock at an exercise price of $0.4698 per share were outstanding. Upon the closing of this offering, these warrants will become exercisable for the same number of shares of common stock.

As of March 31, 2012, a warrant to purchase 200,000 shares of our Series D preferred stock was outstanding at an exercise price of $0.3346 per share and warrants to purchase an aggregate of 7,492,494 shares of our Series D preferred stock were outstanding at an exercise price of $0.25 per share. In addition, warrants to purchase an aggregate of 549,750 shares of our Series D preferred stock were outstanding at an exercise price of $0.50 per share. Upon the closing of this offering, warrants to exercise 749,750 shares of Series D preferred stock will become exercisable for the same number of shares of common stock. The remaining warrants to purchase 7,492,494 shares of our Series D preferred stock will terminate on or before completion of this offering unless exercised for the same number of shares of our common stock prior to such time.

As of March 31, 2012, a warrant to purchase 2,286,585 shares of our Series E preferred stock was outstanding at an exercise price of $0.2936 per share, warrants to purchase an aggregate of 2,541,382 shares of our Series E preferred stock were outstanding at an exercise price of $0.20 per share, and warrants to purchase an aggregate of 4,996,983 shares of our Series E preferred stock were outstanding at an exercise price of $0.3936 per share. Upon the closing of this offering, warrants to exercise 550,000 shares of Series E preferred stock will become exercisable for the same number of shares of common stock. The remaining warrants to purchase 9,274,950 shares of our Series E preferred stock will terminate on or before completion of this offering unless exercised for the same number of shares of our common stock prior to such time.

All of these warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our preferred stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. Certain of the holders of the shares issuable upon exercise of our warrants are entitled to registration rights with respect to such shares as described in greater detail under the heading “Registration Rights.”

Registration Rights

Following this offering’s completion, the holders of an aggregate of 194,768,922 shares of our common stock, which includes shares issued upon conversion of our preferred stock and shares issuable upon the exercise of outstanding warrants without taking into account any shares sold in this offering by the selling stockholders, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our preferred stock financings, and include demand registration rights, short-form registration rights and piggyback registration rights. These registration rights are assignable, subject to certain conditions, including that the assignee be bound by the terms and conditions of the investors’ rights agreement.

Demand Registration Rights

Under the terms of the investors’ rights agreement, at any time after the earlier of (i) one hundred eighty (180) days after the effective date of this offering and (ii) January 2012, we will be required, upon the written request of at least a majority of the holders of the shares that are entitled to registration rights under the investors’ rights agreement, to use our best efforts to register all or a portion of these shares for public resale within sixty (60) days of such request. We are not required to effect a registration pursuant to this provision of the investors’ rights agreement if (i) the anticipated aggregate public offering price would be less than $5,000,000 or (ii) during the ninety (90) days prior to our good faith estimate of the date of filing of, and ending on a date one hundred eighty (180) days following the effective date of, any company-initiated registration under the Securities Act (other than a registration relating solely to any employee benefit plan or a corporate reorganization). We may defer the filing of a registration statement once during any twelve (12) month period for a period of not more than one hundred twenty (120) days, if in good faith our board of directors believes it would be seriously detrimental to us and our stockholders for the registration statement to be effected at that time.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3 and have not done so within the preceding six month period, these holders have the right, upon written request to us, to have us register such shares if the proposed aggregate offering price to the public of the shares to be registered by the holders requesting registration is at least $5,000,000, subject to certain exceptions. However, we may defer the filing of the Form S-3 registration statement once during any twelve (12) month period for a period of not more than one hundred twenty (120) days, if in good faith our board of directors believes it would be seriously detrimental to us and our stockholders for the S-3 registration statement to be effected at that time.

Piggyback Registration Rights

If we register any of our securities for our own account (other than to any employee benefit plan or a corporate reorganization), the holders of these shares are entitled to include their shares in the registration. If such a registration is to be an underwritten offering, then the holders’ registration rights are conditioned on such holders’ participation in such underwriting. The underwriters of any underwritten offering have the right to limit the number of shares registered by the holders for marketing reasons, subject to certain limitations.

Pursuant to our investors’ rights agreement, each stockholder that has registration rights has agreed that to the extent requested by us and the underwriters, such stockholder will not sell or otherwise dispose of any securities for a period of 180 days after the date of this prospectus, subject to certain terms and conditions.

Termination

With respect to any holder of registrable securities, the registration rights and our obligations related thereto terminate upon the earliest of (i) four (4) years after the closing of this offering, (ii) such time as all of such holder’s registrable securities may be sold pursuant to Rule 144 promulgated under the Securities Act during a one (1) month period without registration or (iii) upon the occurrence of a change of control.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock

As discussed above, our board of directors has the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

Our certificate of incorporation provides that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend bylaws or remove directors without holding a meeting of stockholders called in accordance with the bylaws.

In addition, our bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, the chief executive officer, the president (in the absence of a chief executive officer) or our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed, and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Board Classification

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. In addition, directors may only be removed for cause. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult and takes more time for stockholders to replace a majority of the directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and bylaws following the completion of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

The NASDAQ Listing Symbol

We have applied to have our common stock approved for listing on The NASDAQ Global Market under the trading symbol “IWAT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 118 Fernwood Avenue, Edison, New Jersey 08837.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Upon the completion of this offering, a total of              shares of common stock will be outstanding, assuming the automatic conversion of all outstanding shares of preferred stock as of March 31, 2012 into shares of common stock upon the completion of this offering. Of these shares, all shares of common stock sold in this offering by us or the selling stockholders, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining              shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act. As a result of the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, the restricted securities will be available for sale in the public market as follows:

Date	Number of Shares Eligible for Sale / Percent of Outstanding Stock	Comment
At the date of this prospectus		Shares sold in this offering or eligible for sale under Rule 144
Between 90 and 180 days (subject to extension) after the date of this prospectus		Shares eligible for sale under Rule 144 or Rule 701
After 180 days after the date of this prospectus and various times thereafter		Shares eligible for sale under Rules 144 or Rule 701 upon expiration of lock-up agreements

In addition, of the              shares of our common stock that were subject to stock options outstanding as of March 31, 2012, options to purchase              shares of common stock were vested as of March 31, 2012 and will be eligible for sale 180 days following the effective date of this offering, subject to extension as described in the section entitled “Underwriters.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described herein, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Lock-Up Agreements

We, the selling stockholders, all of our directors and officers and substantially all of our other stockholders and holders of securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of Barclays Capital Inc. and UBS Securities LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	enter into any hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in the section entitled “Underwriters.”

Registration Rights

Upon completion of this offering, the holders of 194,768,906 shares of common stock, which includes the shares issued upon conversion of our preferred stock, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register the shares of common stock issued or reserved for issuance under our stock option plans. We expect to file this registration statement after this offering. Shares covered by this registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreements and subject to the vesting of such shares.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, certain former citizens or long-term residents of the United States, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons that own, or have owned, actually or constructively, more than 5% of our common stock and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences to them of acquiring, owning and disposing of our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

We do not currently intend to make distributions on our common stock. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in the common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of stock and will be treated as described under “—Gain on Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a properly completed and valid IRS Form W-8BEN (or applicable form), that certifies such holder’s qualification for the reduced rate. For these purposes, Treasury Regulations or the applicable treaty will provide rules to determine whether dividends paid to an entity should be treated as paid to the entity or the entity’s owners. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and certain legislation relating to foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” in the event we are a United States real property holding corporation, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition of, or the non-U.S. holder’s holding period for our common stock and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding, currently at a 28% rate may apply to payments to a non-U.S. holder of dividends on or, if paid to or through a broker, the gross proceeds from the sale or other disposition of our common stock unless the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, information reporting and backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Legislation Relating to Foreign Accounts

Legislation enacted in 2010 generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from the sale or other disposition of our common stock paid to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from the sale or other disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity (or that the entity does not have any substantial U.S. owners). Under certain transition rules, the obligation to withhold would apply to dividends paid on our common stock on or after January 1, 2014, and to the gross proceeds from the sale or other disposition of our common stock on or after January 1, 2015. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of acquiring, holding and disposing of our common stock, including the consequences of any proposed change in applicable law.

UNDERWRITERS

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Barclays Capital Inc. and UBS Securities LLC, have severally agreed to purchase from us and the selling stockholders the following respective number of shares of common stock at a public offering price less the estimated underwriting discounts and commissions set forth on the front cover page of this prospectus:

Underwriters	Number of Shares
Barclays Capital Inc.
UBS Securities LLC
Canaccord Genuity Inc.
Needham & Company, LLC
Robert W. Baird & Co. Incorporated

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the front cover page of this prospectus and to dealers at a price that represents a concession not in excess of $         per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $         per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We and the selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to additional shares of common stock at the initial public offering price less the estimated underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions per share are equal to the initial public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are     % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
	Fee per share	Without Exercise of Over-Allotment Option		With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$		$	$
Discounts and commissions paid by the selling stockholders	$	$		$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $        .

We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Barclays Capital Inc. and UBS Securities LLC. In certain instances, this consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority. In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold, on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us, the selling stockholders and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	by the Managers to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Lead Manager for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in Australia

This offering memorandum is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This offering memorandum does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this offering memorandum is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law; or

(4)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Switzerland

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California, is acting as counsel to the underwriters in connection with certain legal matters relating to the shares of common stock being offered by this prospectus.

EXPERTS

The consolidated financial statements of iWatt Inc. and its subsidiaries as of December 31, 2010 and December 31, 2011, and for each of the three years in the period ended December 31, 2011 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to a change in the method of accounting for preferred stock warrants upon adoption of new accounting guidance established by the Financial Accounting Standards Board). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above. We also maintain a website at www.iwatt.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

IWATT INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of iWatt Inc.

We have audited the accompanying consolidated balance sheets of iWatt Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of iWatt Inc. and subsidiaries, as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009, the Company changed its method of accounting for preferred stock warrants upon adoption of new accounting guidance established by the Financial Accounting Standards Board.

/s/ Deloitte & Touche LLP

San Jose, California

April 23, 2012

IWATT INC.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,		March 31,	Pro forma Stockholders’ Equity as of March 31, 2012
	2010	2011	2012
Assets			(unaudited)
Current assets:
Cash and cash equivalents	$3,080	$3,043	$4,358
Time deposits	1,000	—	—
Accounts receivable, net of allowances of $8, $18 and $4 as of December 31, 2010 and 2011, and March 31, 2012, respectively	3,271	4,935	5,708
Inventories	3,415	5,145	5,047
Prepaid expenses and other current assets	322	427	820

Total current assets	11,088	13,550	15,933
Property and equipment, net	913	1,201	1,457
Goodwill	435	435	1,501
Intangible assets, net	6	772	2,333
Other assets	81	107	337

Total assets	$12,523	$16,065	$21,561

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$3,381	$3,881	$3,681
Accrued liabilities	1,005	1,174	1,508
Obligation related to acquisition of customer relationships	—	772	756
Accrued compensation and benefits	444	789	1,089
Deferred income on sales to distributors	1,999	1,623	3,246
Line of credit	1,600	—	—
Current portion of long-term debt	3,439	410	240
Other current liabilities	371	289	345

Total current liabilities	12,239	8,938	10,865
Long-term debt, net of current portion	410	—	—
Convertible preferred stock warrant liability	5,355	8,500	13,240	—
Other Liabilities	—	—	592

Total liabilities	18,004	17,438	24,697

Commitments and contingencies (Note 12)

Stockholders’ equity (deficit):
Series A convertible preferred stock, $0.0001 par value — 14,126,831 shares authorized; 14,050,653 shares issued and outstanding as of December 31, 2010 and 2011 and March 31, 2012 (aggregate liquidation value $10,375)	10,328	10,328	10,328
Series B convertible preferred stock, $0.0001 par value — 25,498,596 shares authorized; 25,456,462 shares issued and outstanding as of December 31, 2010 and 2011 and March 31, 2012 (aggregate liquidation value $14,500)	14,399	14,399	14,399
Series C convertible preferred stock, $0.0001 par value — 59,212,118 shares authorized; 55,924,788 shares issued and outstanding as of December 31, 2010 and 2011 (aggregate liquidation value $26,273) and 58,565,008 shares issued and outstanding as of March 31, 2012 (aggregate liquidation value $27,514)	26,160	26,160	28,397
Series D convertible preferred stock, $0.0001 par value — 37,617,613 shares authorized; 27,577,367 shares issued and outstanding as of December 31, 2010 and 2011 and March 31, 2012 (aggregate liquidation value $13,802)	12,810	12,810	12,810
Series E convertible preferred stock, $0.0001 par value — 59,000,000 shares authorized; 39,268,520, 47,157,478, and 47,157,478 shares issued and outstanding as of December 31, 2010 and 2011, and March 31, 2012 respectively (aggregate liquidation value $15,456, $18,561, and $18,561, respectively)	13,751	16,856	16,856
Common stock and additional paid-in capital, $0.0001 par value —263,000,000 shares authorized; 3,665,399, 4,065,556, and 9,465,972 shares issued and outstanding at December 31, 2010 and 2011, and March 31,2012, respectively; 195,634,378 shares issued and outstanding pro forma (unaudited)	2,306	3,123	7,310	103,340
Accumulated deficit	(85,235)	(85,049)	(93,236)	(93,236)

Total stockholders’ equity (deficit)	(5,481)	(1,373)	(3,136)	$10,104

Total liabilities and stockholders’ equity (deficit)	$12,523	$16,065	$21,561

See notes to the consolidated financial statements.

IWATT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share data)

	Year Ended			Three Months Ended March 31,
	December 31, 2009	December 31, 2010	December 31, 2011	2011	2012
				(unaudited)
Revenue	$18,621	$30,723	$50,427	$8,945	$16,143
Cost of goods sold	10,919	17,646	27,569	4,858	8,476

Gross profit	7,702	13,077	22,858	4,087	7,667

Operating expense:
Research and development	8,318	8,883	9,566	2,288	3,388
Sales and marketing	3,704	4,855	7,564	1,503	2,808
General and administrative	2,615	2,256	3,622	614	3,811

Total operating expense	14,637	15,994	20,752	4,405	10,007

Income (loss) from operations	(6,935)	(2,917)	2,106	(318)	(2,340)

Other income (expense):
Interest expense	(1,878)	(557)	(358)	(121)	(27)
Other income (expense), net	(13)	145	135	13	(50)
Change in fair value of convertible preferred stock warrant liability	(2,788)	(190)	(3,145)	(669)	(5,737)

Total other expense, net	(4,679)	(602)	(3,368)	(777)	(5,814)

Loss from continuing operations before income taxes	(11,614)	(3,519)	(1,262)	(1,095)	(8,154)
Provision (benefit) for income taxes	75	(44)	153	35	33

Net loss from continuing operations	(11,689)	(3,475)	(1,415)	(1,130)	(8,187)

Discontinued operations:
Loss from discontinued operations, net of tax	(238)	(751)	—	—	—
Gain from sale of discontinued operations, net of tax	—	4,529	1,601	—	—

Gain (loss) from discontinued operations, net of tax	(238)	3,778	1,601	—	—

Net income (loss)	$(11,927)	$303	$186	$(1,130)	$(8,187)
Undistributed earnings allocated to convertible preferred stock	—	(303)	(186)	—	—

Net income (loss) allocable to common stockholders	$(11,927)	$—	$—	$(1,130)	$(8,187)

Comprehensive income (loss)	$(11,927)	$303	$186	$(1,130)	$(8,187)

Net income (loss) per common share – basic and diluted:
Continuing operations	$(3.52)	$(1.06)	$(0.42)	$(0.31)	$(1.37)
Discontinued operations	(0.07)	1.06	0.42	—	—

Net income (loss) per common share	$(3.59)	$—	$—	$(0.31)	$(1.37)

Weighted-average shares used in computing net income (loss) per common share – basic and diluted	3,322,187	3,565,019	3,789,373	3,665,399	5,973,147

Pro forma net income (loss) per common share – basic and diluted (unaudited):
Continuing operations			$(0.01)		$(0.04)
Discontinued operations			0.01		—

Pro forma net income (loss) per common share			$—		$(0.04)

Weighted-average shares used in computing pro forma net income (loss) per common share – basic and diluted (unaudited)			181,038,955		191,012,450

See notes to the consolidated financial statements.

IWATT INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share amounts)

	Convertible Preferred Stock
	Series A		Series B		Series C		Series D		Series E		Common Stock and APIC		Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Total
BALANCE —December 31, 2008	14,050,653	$10,378	25,456,462	$14,420	55,924,788	$27,362	27,577,367	$16,110	31,440,634	$10,879	3,266,108	$1,074	$(77,511)	$2,712

Reclassification of convertible preferred stock warrants to liability upon adoption of new accounting principle		(50)		(21)		(1,202)		(3,300)		(709)			3,900	(1,382)

Issuance of Series E convertible preferred stock for cash at $0.3936 per share — net of issuance costs of $41,780									7,827,886	3,042				3,042

Issuance of warrants in conjunction with Series E convertible preferred stock										(228)				(228)

Beneficial conversion feature embedded in convertible notes										767				767

Exercise of stock options											81,250	11		11

Employee stock-based compensation												564		564

Net loss													(11,927)	(11,927)

BALANCE — December 31, 2009	14,050,653	10,328	25,456,462	14,399	55,924,788	26,160	27,577,367	12,810	39,268,520	13,751	3,347,358	1,649	(85,538)	(6,441)
Exercise of stock options											318,041	39		39

Employee stock-based compensation												618		618

Net income													303	303

BALANCE — December 31, 2010	14,050,653	10,328	25,456,462	14,399	55,924,788	26,160	27,577,367	12,810	39,268,520	13,751	3,665,399	2,306	(85,235)	(5,481)
Conversion of convertible notes and accrued interest into Series E convertible preferred stock									7,888,958	3,105				3,105

Exercise of stock options											400,157	54		54

Employee stock-based compensation												763		763

Net income													186	186

BALANCE — December 31, 2011	14,050,653	10,328	25,456,462	14,399	55,924,788	26,160	27,577,367	12,810	47,157,478	16,856	4,065,556	3,123	(85,049)	(1,373)
Exercise of Series C warrants*					2,640,220	1,240								1,240
Reclassification of preferred stock warrant liability to equity upon exercise of warrants*						997								997
Issuance of common stock as consideration for acquisition*											2,812,500	2,166		2,166
Exercise of stock options*											400,416	53		53
Issuance of common stock as costs associated with acquisition of business*											2,187,500	1,684		1,684
Employee stock-based compensation*												284		284
Net loss*													(8,187)	(8,187)

BALANCE — March 31, 2012*	14,050,653	$10,328	25,456,462	$14,399	58,565,008	$28,397	27,577,367	$12,810	47,157,478	$16,856	9,465,972	$7,310	$(93,236)	$(3,136)

*	unaudited

See notes to the consolidated financial statements.

IWATT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(11,927)	$303	$186	$(1,130)	$(8,187)
Gain (loss) from discontinued operations, net of tax	(238)	3,778	1,601	—	—

Net loss from continuing operations	(11,689)	(3,475)	(1,415)	(1,130)	(8,187)
Adjustments to reconcile net loss from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization	375	460	427	105	470
Amortization of debt discount	1,673	260	121	34	34
Employee stock-based compensation	557	612	763	169	284
Issuance of common stock as costs associated with acquisition of business	—	—	—	—	1,684
Interest on convertible notes	42	143	63	35	—
Change in fair value of convertible preferred stock warrant liability	2,788	190	3,145	669	5,737
Gain on settlement of accrued liabilities	—	71	—	—	—
Gain on disposal of property and equipment	—	24	16	—	—
Changes in operating assets and liabilities:
Accounts receivable	303	(1,703)	(1,663)	(1,133)	(773)
Inventories	24	(1,890)	(1,731)	259	98
Prepaid expenses and other current assets	112	28	(105)	48	(393)
Other assets	(11)	—	(26)	31	(230)
Accounts payable	62	1,017	422	(840)	(324)
Accrued liabilities	187	(187)	394	(206)	332
Deferred income on sales to distributors	(25)	1,326	(375)	511	1,623
Accrued compensation and benefits and other current liabilities	(348)	(62)	446	189	340
Other liabilities	—	—	—	—	132

Net cash provided by (used in) operating activities of continuing operations	(5,950)	(3,186)	482	(1,259)	827
Net cash provided by (used in) operating activities of discontinued operations	420	(384)	(66)	—	—

Net cash provided by (used in) operating activities	(5,530)	(3,570)	416	(1,259)	827

Cash flows from investing activities:
Purchases of property and equipment	(93)	(363)	(651)	(54)	(252)
Purchase of time deposits	—	(1,000)	—	—	—
Payment made for acquisition of business	—	—	—	—	(350)
Sale of time deposits	—	—	1,000	—	—
Proceeds from sale of property and equipment	—	—	5	—	—

Net cash provided by (used in) investing activities of continuing operations	(93)	(1,363)	354	(54)	(602)
Net cash provided by (used in) investing activities of discontinued operations	(11)	5,741	1,667	—	—

Net cash provided by (used in) investing activities	(104)	4,378	2,021	(54)	(602)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock	3,084	—	—	—	—
Issuance costs in connection with convertible preferred stock	(42)	—	—	—	—
Debt issuance costs and financing fees	(76)	(95)	(225)	—	—
Proceeds from exercise of preferred stock warrants	—	—	—	—	1,240
Proceeds from exercise of stock options	11	39	54	—	53
Proceeds from borrowings on line of credit	23,134	26,425	39,999	1,596	20,133
Proceeds from convertible notes	2,858	—	—	—	—
Payments of line of credit	(24,313)	(24,825)	(41,599)	(253)	(20,133)
Payments of long-term debt	(399)	(744)	(703)	(193)	(203)

Net cash provided by (used in) financing activities	4,257	800	(2,474)	1,150	1,090

Net decrease in cash and cash equivalents of continuing operations	(1,786)	(3,749)	(1,638)	(163)	1,315
Net increase in cash and cash equivalents of discontinued operations	409	5,357	1,601	—	—

Net increase (decrease) in cash and cash equivalents	(1,377)	1,608	(37)	(163)	1,315
Cash and cash equivalents — beginning of year	2,849	1,472	3,080	3,080	3,043

Cash and cash equivalents — end of year	$1,472	$3,080	$3,043	$2,917	$4,358

Supplemental disclosures of cash flow information:
Cash paid for interest	$204	$297	$156	$42	$24

Cash paid for income taxes	$9	$98	$123	$2	$60

Supplemental disclosure of noncash investing and financing activities:
Cumulative effect from adoption of new accounting principle	$1,382	$—	$—	$—	$—

Warrants issued in conjunction with Series E convertible preferred stock	$228	$—	$—	$—	$—

Warrants issued in conjunction with notes payable	$767	$—	$—	$—	$—

Beneficial conversion feature embedded in convertible notes	$767	$—	$—	$—	$—

Unpaid accounts payable and accruals for property and equipment purchased	$—	$—	$78	$—	$124

Conversion of convertible notes and accrued interest into Series E convertible preferred stock	$—	$—	$3,105	$—	$—

Assumed obligation for acquisition of customer relationships	$—	$—	$772	$—	$—

Reclassification of convertible preferred stock warrants liability to equity upon exercise of warrants	$—	$—	$—	$—	$997

Common stock issued as consideration for acquisition of business	$—	$—	$—	$—	$2,166

Fair value of contingent liability in connection with acquisition of business	$—	$—	$—	$—	$460

Deferred offering costs recorded in accrued liabilities	$—	$—	$—	$—	$136

See notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009, 2010, AND 2011, AND THE THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

iWatt Inc., and its subsidiaries (the “Company”) designs, develops, and markets digital-centric power management integrated circuits for the AC/DC power conversion, LED solid-state lighting, and LED display backlighting markets. The Company was incorporated in the state of California on March 18, 1999. Prior to completion of this offering, we plan to reincorporate in the State of Delaware in June 2012.

On November 30, 2005, the Company acquired IKOR (a division of Advanced Energy Industries, Inc.), which became a wholly owned subsidiary of iWatt Inc. IKOR is a technology-driven supplier of DC/DC power delivery solutions (voltage regulator modules) for original equipment manufacturers in the high-end computing, data communications, and automated test equipment markets. On April 21, 2010, the Company sold the assets and liabilities of IKOR to Integrated Device Technology, Inc. (see Note 3).

Certain Significant Risks and Uncertainties — The Company participates in a dynamic high technology industry. Changes in, but not limited to, any of the following areas could have a material effect on the Company’s future financial position, results of operations, or cash flows: advances and trends in new technologies and industry standards; market acceptance of the Company’s offerings; development of sales channels; changes in certain strategic relationships or customer relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory, or other factors; the Company’s ability to attract and retain employees necessary to support its growth; loss of significant customers; competitive pressures in the form of new products; and the possibility of not being able to obtain additional funding when needed.

Liquidity — The Company has had a history of operating losses and negative cash flows and had an accumulated deficit of $85.2 million, $85.0 million and $93.2 million as of December 31, 2010 and 2011 and March 31, 2012, respectively. The Company may incur additional operating losses and negative cash flows in future periods. Failure to generate sufficient revenues, reduce spending, or raise additional capital could adversely affect the Company’s ability to achieve its intended business objectives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Principles of Consolidation — The consolidated financial statements include the Company, its wholly owned subsidiaries, iWatt Hong Kong Ltd. (Hong Kong) and iWatt Japan KK (Japan), and discontinued operations of IKOR through the date of disposition. Japan subsidiary personnel are primarily engaged in research and development and Hong Kong subsidiary personnel are primarily responsible for sales support. All significant intercompany accounts and transactions have been eliminated in consolidation.

Unaudited interim consolidated financial statements — The accompanying consolidated interim balance sheet as of March 31, 2012, the consolidated interim statements of operations and comprehensive income (loss) and of cash flows for the three months ended March 31, 2011 and 2012 and the consolidated interim statement of stockholders’ equity (deficit) for the three months ended March 31, 2012 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of March 31, 2012 and our results of operations for the three months ended March 31, 2011 and 2012. The financial data and the other financial information disclosed in the notes to these consolidated financial statements related to the three month periods are also unaudited. The results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results that may be expected for 2012, or for any other future year or interim period.

Unaudited Pro Forma Consolidated Balance Sheet — All of the outstanding shares of convertible preferred stock will convert into common stock on the closing of an underwritten public offering of common stock under the Securities Act of 1933, in which the Company receives aggregate cash proceeds of not less than $30 million with a pre-offering valuation of at least $300 million, or by the vote or written consent or agreement of holders of at least 60% of the outstanding shares of convertible preferred stock, voting or acting together or as a single class. The March 31, 2012 unaudited pro forma balance sheet has been prepared assuming the conversion of each share of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock outstanding into shares of common stock at a ratio of one common share per share of convertible preferred stock, except for Series A convertible preferred stock, which converts at a ratio of 1.15 shares of common stock for each share of Series A convertible preferred stock. Furthermore, the Company’s Series A convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, and Series E convertible preferred stock warrants are assumed to be automatically exercised, pursuant to their terms, on a net basis for common stock using the estimated fair value of common stock as of March 31, 2012, except for warrants for 76,178, 601,319, 749,750, and 550,000 shares of Series A convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, and Series E convertible preferred stock, respectively, which will convert into warrants for common stock (all based on a one for one conversion ratio except for the Series A preferred stock warrants, which will convert at a ratio of 1.15 shares of common stock for each share of Series A convertible preferred stock).

Foreign Currency Translation — The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities of these subsidiaries are re-measured into U.S. dollars from the local currency at rates in effect at period-end and nonmonetary assets and liabilities are re-measured at historical rates. Revenues and expenses are re-measured at average exchange rates in effect during each period. Foreign currency gains and losses from re-measurement and transaction gains and losses are recorded as other income (expense), net in the consolidated statements of operations and comprehensive income (loss). During the fiscal years ended December 31, 2009 and 2010, foreign currency losses were $15,000, and $35,000, respectively, with a foreign currency gain for the fiscal year ended December 31, 2011 of $94,000. During the three months ended March 31, 2011 foreign currency gains were $14,000 and during the three months ended March 31, 2012 foreign currency losses were $50,000.

Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates included in the consolidated financial statements include inventory valuation, preferred stock warrant valuation, valuation allowance for deferred tax assets, and valuation of common and convertible preferred stock. These estimates are based upon information available as of the date of the consolidated financial statements, and actual results could differ from those estimates.

Concentration of Credit Risk — Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents, time deposits and accounts receivable. The Company mitigates its credit risk with respect to cash and cash equivalents by making deposits with large, reputable financial institutions. Cash held with foreign institutions as of December 31, 2010 and 2011, amounted to $428,000 and $435,000, respectively. Cash held with foreign institutions as of March 31, 2012 amounted to $690,000. The Company maintains cash balances at one bank in the United States, where balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Amounts in excess of insured limits were approximately $2.4 million as of December 31, 2010 and 2011 and $3.4 million as of March 31, 2012. The Company has not experienced any losses on deposits of cash.

The Company does not require its customers to provide collateral to support accounts receivable. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains allowances for estimated credit losses.

Revenue and accounts receivable for customers that accounted for 10% or more of revenue or accounts receivable for the years ended December 31, 2009, 2010, and 2011, and the three months ended March 31, 2011 and 2012, are summarized below:

	Years Ended December 31,						Three Months Ended March 31,
	2009		2010		2011		2011		2012
							(unaudited)
	Revenue	Accounts Receivable	Revenue	Accounts Receivable	Revenue	Accounts Receivable	Revenue	Accounts Receivable	Revenue	Accounts Receivable
Customer A	54%	84%	61%	57%	54%	56%	55%	65%	47%	56%
Customer B	16%	10%	15%	11%	12%	*	12%	*	*	*
Customer C	13%	*	*	*	*	11%	*	*	13%	11%
Customer D	*	*	12%	22%	*	*	16%	17%	*	*

*	Amount represents less than 10%

Cash and Cash Equivalents — The Company considers all highly liquid debt securities purchased with original maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents as of December 31, 2010 and 2011, and March 31, 2012 consisted of a money market fund and cash held in checking and savings accounts. Cash and cash equivalents are stated at cost, which approximates their fair value.

Time Deposits — Time deposits consist of certificates of deposits maturing in three to twelve months.

Accounts Receivable — Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. The allowance for doubtful accounts is based on the Company’s assessment of the collectibility of customer accounts. The Company regularly reviews the need for an allowance by considering factors, such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay.

Inventories — Inventories include costs of materials, direct labor, and manufacturing overhead. Inventories are stated at the lower of cost, on a first-in, first-out basis. The Company periodically reviews the quantities and carrying values of inventories to assess whether the inventories are recoverable. The costs associated with write-downs of inventory for lower of cost or market or excess quantity and obsolescence are charged to cost of goods sold as incurred.

Property and Equipment, Net — Property and equipment, net, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows: furniture and fixtures and other equipment—three to five years, computer equipment and software—three years, and leasehold improvements — over the shorter of the lease term or their useful lives.

Goodwill — Goodwill is not amortized, but instead is tested for impairment annually, or more frequently if impairment indicators arise. Prior to 2011, the Company performed the annual impairment test as of the last day of the fiscal year. The Company, however, has elected to change the annual goodwill impairment testing date to August 1. During fiscal year 2011, the Company tested goodwill for impairment as of August 1, 2011 and concluded that there was no impairment of the carrying value of the goodwill. The change in the annual goodwill impairment testing date is preferable as the new date provides the Company sufficient time to complete the annual goodwill impairment testing prior to its reporting requirements. This change will not delay, accelerate, or avoid an impairment charge of the Company’s goodwill. As it was impracticable to objectively determine the estimates and assumptions necessary to perform the annual goodwill impairment test as of each August 1 for periods prior to August 1, 2011, the Company has prospectively applied the change in the annual goodwill impairment testing date from August 1, 2011. The application of this change in accounting policy did not result in any impairment charges recognized in the consolidated financial statements. Consideration was given to the period between the testing date and December 31, 2011, concluding that no impairment indicators arose during such period that would lead to a different conclusion as of December 31, 2011.

Impairment indicators arise when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable, such as a significant downturn in industry or economic trends with a direct impact on the business, an expectation that a reporting unit will be sold or otherwise disposed of for less than the carrying value, loss of key personnel, or a significant decline in the market price of an asset or asset group. Impairment of goodwill is tested at a reporting unit level using a two-step process. The Company has two reporting units, which are the same as its operating segments. Goodwill of $435,000 relates to the purchase of Simple Silicon Inc. in August 2006 and $1.1 million related to the acquisition of the China Technology Center business in February 2012, both of which were fully allocated to the AC/DC reporting unit. As of March 31, 2012, the goodwill balance was $1,501,000. There was no impairment of goodwill recorded as of or for the years ended December 31, 2009, 2010 or 2011 and the three months ended March 31, 2011 or 2012.

Long-lived Assets and Purchased Intangible Assets — The Company reviews long-lived assets, including intangible assets with finite lives, property and equipment, and other assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the market price of an asset or asset group, a significant adverse change in the extent or manner in which an asset or asset group is being used, the loss of legal ownership or title to the asset, significant negative industry or economic trends or the presence of other factors that would indicate that the carrying amount of an asset or asset group is not recoverable. The Company considers a long-lived asset to be impaired if the estimated undiscounted future cash flows resulting from the use of the asset and its eventual disposition are not sufficient to recover the carrying value of the asset. If the Company deems an asset to be impaired, the amount of the impairment loss represents the excess of the asset’s carrying value compared to its estimated fair value. There was no impairment of long-lived assets recorded for the years ended December 31, 2009, 2010 or 2011, and the three months ended March 31, 2011 or 2012.

Convertible Preferred Stock Warrant Liability — On January 1, 2009, the Company adopted new guidance related to the accounting for contracts in an entity’s own equity, which outlines the requirements to consider in evaluating whether an instrument is indexed to an entity’s own stock. The Company’s adoption of this new guidance required the Company to change its accounting for its convertible preferred stock warrants. As a result, the convertible preferred stock warrants are deemed to be liability classified awards and are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense) in the consolidated statements of operations and comprehensive income (loss). The Company adjusts the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of an initial public offering, at which time all outstanding and unexercised warrants shall be automatically exercised on a net basis for common stock in accordance with the respective warrant agreement, except for warrants for 76,178, 601,319, 749,750, and 550,000 shares of Series A convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, and Series E convertible preferred stock, respectively, which will convert into warrants for common stock and be reclassified to stockholders’ equity (all based on a one for one conversion ratio except for the Series A preferred stock warrants, which will convert at a ratio of 1.15 shares of common stock for each share of Series A convertible preferred stock).

Revenue Recognition — The Company’s revenue is derived from the shipment of products. Revenue is recognized when all of the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been delivered provided that, title and risk of loss has transferred to the customer; (3) the sales price is fixed or determinable, and (4) collection of the related receivable is reasonably assured. The Company does not have obligations to its customers after its products are delivered other than those pursuant to warranty obligations.

For direct customers (i.e., other than distributors), the Company recognizes revenue when title to the product is transferred to the customer, which occurs upon shipment or delivery, depending upon the terms of the customer order. Sales to direct customers do not allow for rights of return other than for product warranty. The Company does not offer price protection on sales to direct customers.

Sales to distributors are under agreements that allow for certain rights of return and price protection. When the distributors hold inventory prior to resale to their customers, the Company’s management has concluded that it is unable to reasonably estimate sales returns or price protection adjustments under its distributor arrangements; accordingly, revenue and related cost of goods sold on shipments to distributors are deferred until the distributor reports that the product has been sold to an end customer (“sell through revenue accounting”). Under sell through revenue accounting, accounts receivable are recognized and inventory is relieved upon shipment to the distributor as title to the inventory is transferred upon shipment, at which point the Company has a legally enforceable right to collection under normal terms. The associated revenue and cost of goods sold are deferred and included in deferred income on sales to distributors in the consolidated balance sheets. When the related product is sold by the Company’s distributors to their end customers (“sold through”), the Company recognizes previously deferred income as revenue and cost of goods sold. As of December 31, 2010 and 2011 and March 31, 2012, the Company’s deferred income on sales to distributors balance includes gross deferred revenue of $3.3 million, $2.7 million and $5.4 million, respectively, and gross deferred costs of goods sold of $1.4 million, $1.1 million and $2.1 million, respectively.

Shipping and Handling Costs — Amounts billed to customers for shipping and handling are recorded in revenue in the consolidated statements of operations and comprehensive income (loss). Shipping and handling costs incurred by the Company for the delivery of products to customers are included in cost of goods sold in the consolidated statements of operations and comprehensive income (loss).

Product Warranty — The Company offers warranty coverage for its products for a typical period of 12 months after shipment. The Company estimates the anticipated costs of repairing or replacing products under warranty based on the historical cost of the repairs, replacements, and expected failure rates. The assumptions used to estimate warranty accruals are reevaluated periodically in light of actual experience and, when appropriate, the accruals are adjusted. The Company’s determination of the appropriate level of warranty accrual is subjective and based on estimates. Accrued warranty is recorded within other current liabilities in the consolidated balance sheets. Estimated warranty costs are recorded when revenue is recognized for the related product and are recorded within cost of goods sold in the consolidated statements of operations and comprehensive income (loss).

Research and Development — Research and development expenses are charged to operations as incurred.

Stock-Based Compensation — Stock-based compensation is measured at the grant date based on the fair value of the award. The fair value of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. The expense is reduced by a forfeiture rate to derive the portion of the award expected to vest. The forfeiture rate is determined at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Income Taxes — The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements. In estimating future tax consequences, generally all expected future events, other than enactments or changes in the tax law or rates, are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

The tax effect of a position is recognized only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Comprehensive Income (Loss) — There are no differences between comprehensive income (loss) as defined by GAAP and net income (loss) as reported in the Company’s consolidated statements of operations and comprehensive income (loss).

Subsequent Events — Management has reviewed and evaluated material subsequent events from the balance sheet date of December 31, 2011 through the audited financial statements issuance date of April 23, 2012, and from the balance sheet date of March 31, 2012 through the unaudited interim financial statements issuance date of June 1, 2012.

Net Income (Loss) Per Common Share — Basic net income (loss) per common share is computed by dividing the net income (loss) allocable to common stockholders for the period by the weighted-average number of shares of common stock outstanding during the period. Net income (loss) allocable to holders of common stock is calculated using the two-class method, as the Company has issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings. Holders of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock are each entitled to receive noncumulative quarterly dividends at the rate of $0.0591, $0.0456, $0.0376, $0.0400 and $0.0315 per share per annum, respectively, payable prior and in preference to any dividends on any shares of the Company’s common stock. In the event a dividend is paid on common stock, the holders of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, and Series E convertible preferred stock are also entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis).

Under the two-class method, net income (loss) allocable to common stockholders is determined by allocating undistributed earnings, calculated as net income (loss), less current period convertible preferred stock non-cumulative dividends, between common stock and Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock. No such adjustment to earnings has been made during periods with a net loss, as the holders of the convertible preferred stock had no obligation to fund losses. Basic net income (loss) per common share is computed by dividing the net income (loss) allocable to common stockholders by the weighted-average number of common shares outstanding during the period.

In computing diluted net income (loss) allocable to common stockholders, undistributed earnings are reallocated to reflect the potential impact of dilutive securities. Diluted net income (loss) per common share is computed by dividing the net income (loss) allocable to common stockholders by the weighted-average number of common shares outstanding, including potential common shares assuming the dilutive effect of outstanding stock options and warrants using the treasury stock method as well as secured convertible notes using the if-converted method. Basic and diluted net loss per common share was the same for the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012, as the inclusion of potential common stock options outstanding, warrants, and convertible notes would have been antidilutive.

The following shows the computation of basic and diluted net income (loss) per common share for the years ended December 31, 2009, 2010, and 2011 and for the three months ended March 31, 2011 and 2012 (in thousands, except share and per share amounts):

	Years Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
Net loss from continuing operations	$(11,689)	$(3,475)	$(1,415)	$(1,130)	$(8,187)

Undistributed earnings allocated to convertible preferred stock	—	(303)	(186)	—	—

Net loss from continuing operations allocable to common stockholders	(11,689)	(3,778)	(1,601)	(1,130)	(8,187)
Gain (loss) from discontinued operations, net of tax	(238)	3,778	1,601	—	—

Net income (loss) allocable to common stockholders – basic and diluted	$(11,927)	$—	$—	$(1,130)	$(8,187)

Basic and diluted shares:
Weighted average common shares outstanding	3,322,187	3,565,019	3,789,373	3,665,399	5,973,147

Net income (loss) per common share – basic and diluted:
Continuing operations	$(3.52)	$(1.06)	$(0.42)	$(0.31)	$(1.37)
Discontinued operations	(0.07)	1.06	0.42	—	—

Net income (loss) per common share	$(3.59)	$—	$—	$(0.31)	$(1.37)

The following potentially dilutive securities and their respective weighted averages were not included in the computation of diluted earnings per share for the years ended December 31, 2009, 2010, and 2011, and the three months ended March 31, 2011 and 2012, as inclusion would have been antidilutive:

	Years Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
Warrants to purchase convertible preferred stock	18,915,446	21,466,024	9,910,264	8,793,796	8,181,523
Employee stock options	28,416,951	21,938,276	17,954,885	16,254,569	23,618,973
Secured convertible notes	2,128,527	7,548,506	3,401,838	7,774,174	—

	49,460,924	50,952,806	31,266,987	32,822,539	31,800,496

Unaudited Pro Forma Net Income Per Common Share — Pro forma basic and diluted net income per common share were computed to give effects to (i) the conversion of the Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later and (ii) the assumed automatic exercise of warrants outstanding to purchase certain of the Company’s Series A convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, and Series E convertible preferred stock warrants, pursuant to their terms, on a net basis for common stock using the estimated fair value of common stock as of December 31, 2011. The following shows the computation of basic and diluted pro forma net income per common share for the year ended December 31, 2011 and the three months ended March 31, 2012 (in thousands, except share and per share amounts):

	Year Ended December 31, 2011	Three Months Ended March 31, 2012
	(unaudited)
Net loss from continuing operations	$(1,415)	$(8,187)
Gain (loss) from discontinued operations, net of tax	1,601	—

Net income allocable to common stockholders used in computing pro forma net income per common share – basic and diluted	$186	$(8,187)

Basic and diluted shares:
Weighted average common shares outstanding	3,789,373	5,973,147
Pro forma adjustments to reflect assumed weighted effect of conversion of convertible preferred stock	168,823,373	173,792,663
Pro forma adjustments to reflect assumed net share settlement and conversion of convertible preferred stock warrants into common stock	8,426,209	11,246,640

Weighted average common shares used to compute basic and diluted pro forma net income per common share	181,038,955	191,012,450

Pro forma net income (loss) per common share – basic and diluted:
Continuing operations	$(0.01)	$(0.04)
Discontinued operations	0.01	—

Pro forma net income (loss) per common share	$—	$(0.04)

Recent Accounting Pronouncements — In September 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-08, “Testing Goodwill for Impairment” which amended the guidance on goodwill impairment testing to allow companies to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If, as a result of the qualitative assessment, an entity determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The amendment is effective for fiscal years beginning after December 15, 2011, but early adoption is permitted. Such guidance will be applicable to any such interim or annual impairment assessments performed after January 1, 2012.

In May 2011, the FASB amended existing rules covering fair value measurement and disclosure to clarify guidance and minimize differences between U.S. GAAP and International Financial Reporting Standards (“IFRS”). The new guidance requires entities to provide information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and provide a narrative description of the sensitivity of Level 3 measurements to changes in unobservable inputs. The Company adopted this standard in the first quarter of fiscal 2012 and it did not have an impact on its financial statements but did expand the disclosures about Level 3 fair value measurements.

In January 2010, the FASB issued guidance which amends and clarifies existing guidance related to fair value measurements and disclosures. This guidance requires new disclosures for (1) significant transfers in and out of Level I and Level II of the fair value hierarchy and the reasons for such transfers and (2) the separate presentation of purchases, sales, issuances, and settlements on a gross basis in the Level III reconciliation. It also clarifies guidance around disaggregation and disclosures of inputs and valuation techniques for Level II and Level III fair value measurements. The amendments were effective for the Company’s fiscal year ending December 31, 2010, except for the new Level III reconciliation requirements, which became effective for the Company’s fiscal year beginning January 1, 2011. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In September 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13), which updates the current guidance pertaining to multiple-element revenue arrangements included in FASB Accounting Standards Codification (“ASC”) 605-25, “Revenue Recognition—Multiple Element Arrangements”. ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how the arrangement consideration should be allocated among the separate units of accounting. ASU 2009-13 was effective for the Company in the annual reporting period beginning January 1, 2011. The adoption of ASU 2009-13 did not have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220)—Presentation of Comprehensive Income” (“ASU 2011-05”), to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income, either in a single continuous statement of comprehensive income or in two separate, but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statements of stockholders’ equity. This standard will only affect how, and in what specific financial statements, the Company presents the components of comprehensive income. Accordingly, the adoption of ASU 2011-05 will not affect the Company’s financial position, results of operations, or cash flows. In December 2011, the FASB further amended its guidance to defer changes related to the presentation of reclassification adjustments indefinitely as a result of concerns raised by stakeholders that the new presentation requirements would be difficult for some preparers and could add unnecessary complexity to consolidated financial statements. The Company has retrospectively adopted this guidance as of December 31, 2011.

3. DISCONTINUED OPERATIONS

During the year ended December 31, 2009, the Company implemented a plan to sell the assets and liabilities of IKOR. In July 2009, the Company entered into an agreement with an investment banking firm to represent the Company in the sale of IKOR’s assets and liabilities. On April 21, 2010, the Company completed the sale to Integrated Device Technology, Inc., for a purchase price of up to $9 million. The purchase price is composed of cash proceeds of $6.3 million, net of working capital adjustments of $21,000, or $6.3 million, received at the transaction close date and $2.8 million of performance payments earned over a one year period. The Company incurred transaction costs of $538,000 related to the sale of IKOR in 2010, which were recorded against the gain from sale of discontinued operations in the Company’s consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2010.

Performance payments are earned upon meeting IKOR revenue targets. There are three components of the performance payment:(i) base performance payment, which represents an amount up to $1.8 million already deposited in an escrow hold-back and earn-out fund; (ii) bonus performance payment, which is an amount up to $450,000; and (iii) profit-sharing bonus, which is an amount up to $500,000. The Company earned and received 100 percent of the $1.8 million base performance payment and interest during the year ended December 31, 2011 of which $1.6 million, net of bank fees of $135,000 and provision for income taxes of $66,000, was recorded as gain on sale of discontinued operations for the year ended December 31, 2011.

The operating results of the IKOR business have been reflected in loss from and gain on sale from discontinued operations, net of tax in the consolidated statement of operations and comprehensive income (loss).

The following table summarizes the results of operations of IKOR and performance payments earned included in discontinued operations in the consolidated statements of operations and comprehensive income (loss) for the years ended 2009, 2010, and 2011 (in thousands):

	December 31,
	2009	2010	2011
Revenue	$9,244	$2,430	$—
Costs, expenses, and other	9,482	3,181	—

Loss from discontinued operations – net of tax	(238)	(751)	—
Gain from sale of discontinued operations – net of tax	—	4,529	1,601

Gain (loss) from discontinued operations – net of tax	$(238)	$3,778	$1,601

4. ACQUISITION

On February 29, 2012 (the “closing date”), the Company acquired the China Technology Center business (“CTC”) of International Green Chip Co., Ltd. (“IGC”). CTC provides design services under non-recurring engineering arrangements and develops integrated circuits. The acquisition enables the Company to increase its presence in a key market in China and to provide local design support to customers in the region.

The goodwill of $1.1 million arising from the acquisition consists largely of the workforce acquired. All of the goodwill was assigned to the Company’s AC/DC operating segment. Goodwill is deductible for tax purposes.

The following table summarizes the consideration paid for CTC. Total consideration included $500,000 in cash and 5,000,000 shares of the Company’s common stock, all of which were paid by March 31, 2012. Fixed assets were acquired as part of the transaction, but were immaterial. No other assets or liabilities were acquired or assumed as part of the transaction.

Consideration allocated to purchase price:
Cash	$350
Fair value of equity instruments (2,812,500 shares of iWatt common stock)	2,166
Fair value of contingent consideration for earn-out	460

Total purchase price	$2,976

The contingent consideration arrangement requires the Company to pay IGC an earn-out up to $2.0 million in cash based on revenues earned from products using acquired developed technologies for an 18 month period, payable at the end of the period. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $2.0 million. The fair value of the contingent consideration arrangement of $460,000 was estimated by applying the probability-weighted discounted cash flow model, using Level III inputs. Key assumptions include forecasted revenues for the earn-out period, the discount rate, and probabilities of achieving the different scenarios. As of March 31, 2012, the amount recognized for the contingent consideration arrangement, the range of outcomes, and the assumptions used to develop the estimates had not changed.

Costs associated with the acquisition include $1.3 million for 1,687,500 shares of common stock issued to the Company’s Vice President, IC Engineering, who is considered a related party, in excess of his 20% ownership in IGC and is considered a finder’s fee, $385,000 for 500,000 shares of common stock issued and cash payments of $150,000 both paid to employees of IGC unrelated to any ownership.

Consideration allocated to and other costs associated with the acquisition (in general and administrative expenses):

Cash payments to IGC employees	$150
Fair value of equity instruments (2,187,500 shares of iWatt common stock)	1,684

Total consideration allocated to costs associated with the acquisition	1,834
Other costs - Legal fees ($101,000 included in three months ended March 31, 2012 and $77,000 included in the year ended December 31, 2011)	178

Total costs associated with the acquisition	$2,012

The purchase price consideration has been allocated as follows:

Recognized amounts of identifiable assets acquired Developed technology	$120
Technology know-how	1,790
Goodwill	1,066

Total assets acquired	$2,976

Developed technology acquired relates to two of CTC’s product designs and is amortized on a straight-line basis over the estimated useful life of three years. Technology know-how acquired represents process and design systems of CTC that could be leveraged to enhance the Company’s research and development capabilities and shorten the time-to-market of new designs. This intangible is amortized on a straight-line basis over the estimated useful life of four years.

The 5,000,000 shares of common stock issued as part of the CTC acquisition on the acquisition date, which includes the 2,812,500 shares included as purchase consideration and the 2,187,500 shares included as acquisition-related costs, had an estimated fair value of $0.77 per share, which was based on a probability-weighted expected return valuation model, using Level III inputs. The significant assumptions employed in this valuation were a risk-adjusted discount rate of 27.5%, a probability weighting of an IPO in the near term of 45% and a time horizon of less than one year.

The amounts of CTC’s revenue and earnings included in the Company’s consolidated statements of operations and comprehensive income (loss) for the three months ended March 31, 2012, and the pro forma revenue and earnings of the combined entity had the acquisition date been January 1, 2011 are as follows (in thousands and unaudited):

	Revenue	Earnings/ (Loss)
Actual from 2/29/2012 – 3/31/2012	$—	$(153)
2012 Supplemental pro forma from 1/1/2012 – 3/31/2012 (a)	$16,332	$(6,314)
2011 Supplemental pro forma from 1/1/2011 – 3/31/2011 (a)	$9,129	$(3,285)
2011 Supplemental pro forma from 1/1/2011 – 12/31/2011 (a)	$51,390	$(2,397)

(a)	Supplemental pro forma loss was adjusted to exclude $1.9 million of acquisition-related costs incurred in the three months ended March 31, 2012. The three months ended March 31, 2011 and year ended December 31, 2011 supplemental pro forma losses were adjusted to include these charges. In addition, supplemental pro forma loss for the three months ended March 31, 2011 was adjusted to include $77,000 of acquisition-related costs that were incurred in the three months ended December 31, 2011.

5. FAIR VALUE MEASUREMENTS

The carrying values of the Company’s financial instruments, consisting primarily of cash and cash equivalents, time deposits, short-term investments, accounts receivable, accounts payable, and long-term debt, approximated the fair values of these financial instruments. The Company does not hold or issue financial instruments for trading purposes.

The Company accounts for certain of its financial assets and liabilities at fair value. In determining and disclosing fair value, the Company uses a fair value hierarchy established by GAAP. This guidance also applies under other accounting pronouncements that require or permit fair value measurements. The guidance clarifies that fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level I — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level I inputs.

Level II — Observable inputs other than quoted prices included within Level I, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are observable or are derived principally from, or corroborated by, observable market data by correlation or other means.

Level III — Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level III inputs.

The following table sets forth the Company’s financial instruments that are measured at fair value on a recurring basis as of December 31, 2010 and 2011 and March 31, 2012 and by level within the fair value hierarchy. The hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

As of December 31, 2010, the Company’s fair value hierarchy for its financial assets and liabilities that are carried at fair value are as follows (in thousands):

	Level I	Level II	Level III	Total
Assets
Money market funds (included in cash and cash equivalents)	$90	$—	$—	$90

Liabilities
Convertible preferred stock warrant liability (see Note 13)	$—	$—	$5,355	$5,355

As of December 31, 2011, the Company’s fair value hierarchy for its financial assets and liabilities that are carried at fair value are as follows (in thousands):

	Level I	Level II	Level III	Total
Assets
Money market funds (included in cash and cash equivalents)	$90	$—	$—	$90

Liabilities
Convertible preferred stock warrant liability (see Note 13)	$—	$—	$8,500	$8,500

As of March 31, 2012, the Company’s fair value hierarchy for its financial assets and liabilities that are carried at fair value are as follows (in thousands, unaudited):

	Level I	Level II	Level III	Total
Assets
Money market funds	$90	$—	$—	$90

Liabilities
Convertible preferred stock warrant liability (see Note 13)	$—	$—	$13,240	$13,240

Contingent consideration – CTC acquisition (included in “Other liabilities”)	$—	$—	$460	$460

The Level III liabilities include warrants, the value of which is determined based on a Black-Scholes option pricing model that takes into account the contract terms as well as multiple inputs, such as the Company’s preferred stock price, expected term, risk-free interest rates, and expected volatility, some of which the Company could not corroborate with observable market data. The changes in fair value have been primarily due to changes in the preferred stock price and expected term of the warrants. Changes in these estimates are likely in the future based upon the value of the Company. On a quarterly basis, the Company reviews the inputs to assess their continued appropriateness and consistency. If any significant differences were to be noted, they would be researched in order to determine the reason. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the convertible preferred stock warrant liability. A significant increase (decrease) in the preferred stock price in isolation could result in a significantly higher (lower) fair value measurement. A significant increase (decrease) in the expected term in isolation could result in significant higher (lower) fair value measurement.

A reconciliation of the convertible preferred stock warrant liability measured and recorded at fair value on a recurring basis using significant unobservable inputs is as follows (in thousands):

Balance - January 1, 2010	$5,165
Change in fair value of convertible preferred stock warrant liability	190

Balance - December 31, 2010	5,355
Change in fair value of convertible preferred stock warrant liability	3,145

Balance - December 31, 2011	$8,500
Change in fair value of convertible preferred stock warrant liability*	5,737
Reclassification of preferred stock warrant liability to equity upon exercise of warrants*	(997)

Balance - March 31, 2012*	$13,240

*	unaudited

In addition, Level III financial liabilities include the contingent consideration of $460,000 related to the acquisition of CTC, because the fair value includes significant management judgment or estimation. The contingent consideration was valued using a probability-weighted income approach which includes a base case (the most likely scenario), one scenario that incorporates the likelihood of achieving lower revenues than the estimated base case, and one scenario that incorporates the likelihood of achieving higher revenues than the estimated base case. To calculate the fair value of the contingent considerations, the probability of the fair value of each scenario was weighted.

The estimated fair value of the liability for contingent consideration represents revenue targets related to the CTC acquisition. The fair value of the liability is determined using a probability-weighted income approach with significant inputs that include projected revenue, discount rate and percent probability of occurrence. A significant increase (decrease) in the projected revenue in isolation could result in a significantly higher (lower) fair value measurement; a significant increase (decrease) in the discount rate in isolation could result in a significantly lower (higher) fair value measurement; and the changes in the probability of occurrence between the outcomes in isolation could result in a significantly lower (higher) fair value measurement.

The following table presents quantitative information about the inputs and valuation methodologies used for the contingent consideration for earnout classified in Level III of the fair value hierarchy as of March 31, 2012.

As of March 31, 2012	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Input	weighted average (range)
Contingent consideration	$460	Probability Weighted Income Approach	Revenue (in 000’s)	$1,239 ($15 – $7,600)
			Discount rate (%)	7%
			Probability of occurrence (%)	5% - 65%

The fair value of the contingent consideration is calculated on a quarterly basis by management based on a collaborative effort of the Company’s operation, finance and accounting groups. Potential valuation adjustments are made as additional information becomes available, including the progress toward achieving revenue targets as compared to initial projections, the impact of market competition, and changes in actual and projected product mix and average selling price, with the impact of such adjustments being recorded in the condensed consolidated statement of operations. No adjustments were made for the three months ended March 31, 2012.

Assets and Liabilities That Are Measured at Fair Value on a Nonrecurring Basis

Non-financial assets such as goodwill, intangible assets, and property, plant, and equipment are evaluated for impairment and adjusted to fair value using Level III inputs, only when an impairment is recognized. Fair values are considered Level III when management makes significant assumptions in developing a discounted cash flow model based upon a number of considerations including projections of revenues, earnings and a discount rate. In addition, in evaluating the fair value of goodwill impairment, further corroboration is obtained using the Company’s estimate of business enterprise value. There was no impairment recorded in the three months ended March 31, 2012.

6. INVENTORIES

Inventories as of December 31, 2010 and 2011 and March 31, 2012, consist of the following (in thousands):

	December 31,		March 31,
	2010	2011	2012
			(unaudited)
Work in process	$1,141	$2,763	$2,700
Finished goods	2,274	2,382	2,347

Total inventories	$3,415	$5,145	$5,047

7. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2010 and 2011 and March 31, 2012, consists of the following (in thousands):

	December 31,		March 31,
	2010	2011	2012
			(unaudited)
Computer equipment and software	$262	$273	$298
Lab equipment and tools	1,701	2,174	2,446
Furniture and fixtures	49	183	275
Leasehold improvements	171	66	66

Total	2,183	2,696	3,085

Accumulated depreciation and amortization	(1,270)	(1,495)	(1,628)

Total property and equipment - net	$913	$1,201	$1,457

Depreciation and amortization expense of property and equipment was $284,000, $451,000, and $421,000 for the years ended December 31, 2009, 2010, and 2011, respectively, and $102,000 and $120,000 for the three months ended March 31, 2011 and 2012, respectively.

8. INTANGIBLE ASSETS

Purchased intangible assets with a determinable economic life are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful life of each asset on a straight-line basis except for customer relationships. Intangible assets of patents purchased from Simple Silicon Inc., in August 2006 are fully amortized as of December 31, 2011. In December 2011, the Company acquired a customer relationship intangible asset in exchange for an obligation to make associated commission payments as per the agreement. The fair value of such asset and contingent obligation was initially estimated to be $772,000, based on a discounted cash flow model using Level III inputs to estimate payments over the one year term of the obligation. Amortization expense for customer relationships is expected to be recognized in the year ended December 31, 2012 based on the estimated useful life of the asset using an accelerated method. In February 2012, the Company acquired technology know-how of $1.8 million and developed technology of $120,000 in connection with the acquisition of CTC.

Intangible assets as of December 31, 2010, consist of the following (in thousands):

	Accumulated	Accumulated	Accumulated
	Gross Amounts	Accumulated Amortization	Net
Amortizable intangibles - patents	$45	$(39)	$6

Total intangible assets - net	$45	$(39)	$6

Intangible assets as of December 31, 2011, consist of the following (in thousands):

	Accumulated	Accumulated	Accumulated
	Gross Amounts	Accumulated Amortization	Net
Amortizable intangibles:
Patents	$45	$(45)	$—
Customer relationships	772	—	772

Total intangible assets - net	$817	$(45)	$772

Intangible assets as of March 31, 2012, consist of the following (in thousands):

	Accumulated	Accumulated		Accumulated
	Gross Amounts	Accumulated Amortization	Net
	(unaudited)
Amortizable intangibles
Patents	$45	$(45)	$
Customer relationships	772	(308)		464
Technology know-how	1,790	(38)		1,759
Developed technology	120	(3)		110

Total intangible assets - net	$2,727	$(394)		$2,333

Amortization expense for intangible assets for the years ended December 31, 2009, 2010, and 2011, and for the three months ended March 31, 2011 and 2012, was $91,000, $9,000, $6,000, $2,000 and $349,000, respectively. Total future amortization expense is as follows (in thousands):

Fiscal Year	December 31, 2011	March 31, 2012
		(unaudited)
2012 (remaining nine months)	$772	$829
2013	—	488
2014	—	488
2015	—	454
2016	—	74
Thereafter	—	—

		$2,333

9. WARRANTIES

The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time revenue is recognized. The Company classifies its warranty liability in the consolidated balance sheets as other current liabilities. Changes in the Company’s warranty liability for the years ended December 31, 2009, 2010 and 2011 are summarized as follows (in thousands):

Balance - January 1, 2009	$175
Accruals for warranties issued in the period	28
Settlements made during the period	(20)
Change in liability for preexisting warranties during the period	(89)

Balance - December 31, 2009	94
Accruals for warranties issued in the period	115
Settlements made during the period	(89)

Balance - December 31, 2010	120
Accruals for warranties issued in the period	102
Settlements made during the period	(50)

Balance - December 31, 2011	172
Accruals for warranties issued in the period*	16
Settlements made during the period*	—

Balance - March 31, 2012*	$188

*	unaudited

10. DEBT

Long-term debt as of December 31, 2010 and 2011 and March 31, 2012 consists of the following (in thousands):

	December 31,		March 31, 2012
	2010	2011
			(unaudited)
Line of credit	$1,600	$—	$—
Term loan	1,196	477	274
Secured convertible notes	2,858	—	—

Subtotal	5,654	477	274
Less current portion of long-term debt	3,439	410	240
Less current portion of line of credit	1,600	—	—
Less discount associated with warrants and debt issuance costs	205	67	34

Total long-term debt	$410	$—	$—

As of December 31, 2011, $477,000 of outstanding debt is due in 2012.

As of March 31, 2012, $274,000 of outstanding debt is due in 2012.

Secured convertible notes are stated at cost, which approximates their fair value.

Bank Loan Agreement

In November 2008, the Company entered into an $8.9 million loan and security agreement with a lender (“2008 Facility”). The credit facility consists of a $6.5 million revolving line of credit, subject to a borrowing base formula, and a term loan facility of up to $2.4 million. The revolving line of credit carries a variable annual interest rate of 1% above the prime rate (3.25% as of December 31, 2011 and 2010) and matured on November 25, 2010. The term loan carries a fixed interest rate of 1.5% above the prime rate, or 5.5%, and requires the Company to make monthly interest only payments through June 30, 2009, after which the Company is required to make 36 equal monthly installments of principal and accrued interest, payable at the end of each month through the maturity date of June 30, 2012. The agreement included financial covenants to maintain a stated liquidity ratio and minimum quarterly revenue targets, which were subsequently removed or modified by the March 2010 amendment.

In September 2009, the credit facility was amended to grant the bank a security interest in the Company’s intellectual property, as well as, all other assets already secured under the November 2008 agreement, in exchange for the bank suspending the quarterly revenue targets for the Company’s third and fourth fiscal quarters of 2009. In June 2010, the bank received compensation in the form of a $225,000 success fee, which was due the earliest of the Company completing certain financing events or June 30, 2011. The bank also received a supplemental monthly fee of $10,000 per month for the four months, September through December 2009. As of December 31, 2009, the Company did not meet the covenant requiring the submission of audited financial statements within 180 days after the Company’s year-end; however, the Company obtained a waiver from SVB for the violation.

In March 2010, the Company entered into an amendment to the 2008 Facility to accommodate the sale of IKOR. The bank provided an additional $1.5 million term loan due the earlier of the close of the IKOR sale, the closing of an additional round of financing, or May 31, 2010. Interest on the outstanding term loan was at the fixed rate of 9% per annum, payable monthly. The agreement removed the financial covenants in the 2008

Facility and added a financial covenant to maintain revised quarterly revenue targets to exclude IKOR, which was subsequently removed by the June 2010 amendment. The Company paid a success fee of $60,000 in connection with the amendment.

In June 2010, following the completion of the IKOR sale, the Company repaid the $1.5 million term loan and entered into another amendment. The amendment extended the credit facility through November 24, 2011 and increased the revolving line of credit from $6.5 million to $8.0 million. In addition, the amendment removed all prior financial covenants and added a financial covenant to maintain a minimum tangible net worth. The Company paid a success fee of $35,000 in connection with the amendment.

In January 2012, the Company amended its line of credit, extending the credit facility to November 24, 2013, increasing the interest rate to a variable annual interest rate of 1.25% above the prime rate, amending the borrowing base formula, and increasing the maximum borrowing limit to $11.0 million. In addition, under such amendment, the minimum tangible net worth covenant was replaced with a minimum EBITDA requirement. Furthermore, the amendment also waived the requirement to submit audited financial statements for the year ended December 31, 2010 until December 31, 2012. The Company paid $30,000 and accrued $30,000 in debt related costs related to this amendment.

In connection with the 2008 Facility and subsequent amendments, the Company paid $301,000 in debt related costs during the year ended December 31, 2009, and an additional $95,000 in debt related costs during the year ended December 31, 2010, which were recorded as discounts on the associated debt and are being amortized over the debt term using the effective interest method. The Company recognized $40,000, $174,000 and $121,000 of interest expense related to the amortization of these costs for the years ended December 31, 2009, 2010 and 2011, respectively. The Company had unamortized debt discounts of $181,000, $60,000 and $30,000 as of December 31, 2010, December 31, 2011, and March 31, 2012, respectively.

As of December 31, 2010, the Company did not meet the minimum tangible net worth covenant as well as the covenant requiring the submission of audited financial statements within 180 days after the Company’s year-end; however, the Company obtained a waiver from the bank for the covenant violation through December 31, 2012.

As of December 31, 2010 and 2011, and March 31, 2012, the outstanding balance of the revolving line of credit was $1.6 million $0 and $0, respectively. As of December 31, 2010 and 2011, and March 31, 2012 the outstanding balance of the term loan was $1 million, $0.4 million, and $0.2 million, respectively. All of the Company’s assets, excluding intellectual property, have been pledged as collateral under this agreement.

Secured Convertible Notes

In August and October 2009, the Company entered into secured convertible note financing agreements (“Convertible Note Agreement”) with current stockholders to issue convertible promissory notes (“convertible notes”) up to $3.4 million. Total proceeds of $2.9 million were raised in two tranches. The convertible notes accrue interest at 5% per annum and are convertible into the Company’s next equity financing on the same price and terms of that financing if it occurs prior to the maturity date of December 31, 2009 or into Series E convertible preferred stock. The convertible notes were extended to June 2010 and then again to June 2011. The convertible notes had a liquidation preference of two times the principal amount in the event of a liquidation transaction. In conjunction with issuance of the convertible notes, each investor received warrant coverage for 35% of their principal amount. The warrants are exercisable for Series E convertible preferred stock at $0.20 per share. The Company allocated $767,000 of the proceeds to the warrant and $767,000 of beneficial conversion feature embedded in the convertible notes. The resulting aggregate discount of $1,534,000 was amortized over the initial term of the convertible notes as additional interest expense. The Company recorded interest expense of $1,534,000 related to the amortization of these discounts during the years ended December 31, 2009. In June 2011, convertible notes with a principal balance of $2.9 million and associated accrued interest of $247,000 were converted into 7,888,958 shares of Series E convertible preferred stock.

11. INCOME TAXES

For financial reporting purposes, loss from continuing operations before income taxes includes the following components (in thousands):

	Year Ended December 31,
	2009	2010	2011

Current
U.S. income (loss) from continuing operations before income taxes	$(11,763)	$(3,600)	$283
Foreign income (loss) from continuing operations before income taxes	149	81	(1,545)

Total loss from continuing operations before income taxes	$(11,614)	$(3,519)	$(1,262)

The components of the provision (benefit) for income taxes consist of the following (in thousands):

	Year Ended December 31,
	2009	2010	2011

Current
Federal	$—	$(91)	$—
State	2	2	1
Foreign	73	45	152

Total current	75	(44)	153
Deferred:
Federal	—	—	—
State	—	—	—
Foreign	—	—	—

Total deferred	—	—	—

Provision (benefit) for income taxes	$75	$(44)	$153

The reconciliation between the Company’s effective tax rate on income from continuing operations before income taxes and the statutory tax rate is as follows (in thousands):

	Year Ended December 31,
	2009	2010	2011
Statutory federal tax rate	$(3,974)	$(1,196)	$(432)
State income taxes, net of federal benefit	2	1	1
Foreign rate difference	22	17	147
Non-deductible expenses	1,557	205	1,220
NOL expiration	—	611	—
Credits	409	(419)	(235)
Change in valuation allowance	2,219	781	(543)
Prior year provision true-ups	(118)	—	—
Other	(42)	(44)	(5)

Provision (benefit) for income taxes	$75	$(44)	$153

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements and tax returns in different years. Under this method, deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided against deferred tax assets to the extent that it is more likely than not that the deferred tax assets will not be realized.

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryovers and the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,
	2010	2011
Deferred tax assets:
Federal, state, and foreign net operating losses	$26,259	$24,446
Federal and state general business credits	3,027	2,971
Fixed assets	468	294
Accruals and reserves	1,283	1,668
Other	25	56

Total deferred tax assets	31,062	29,435

Valuation allowance	(31,062)	(29,435)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. For the year ended December 31, 2009, there was a net increase of approximately $2.5 million in the valuation allowance. The valuation allowance increased by $683,000 and decreased by $1.6 million for the years ended December 31, 2010 and 2011, respectively.

As of December 31, 2011, the Company has net operating loss carryforwards for federal income tax purposes of approximately $63.4 million, which will begin to expire in the year 2019. The Company also has California and Colorado net operating loss carryforwards of approximately $43.1 million and $3.7 million respectively, which will begin to expire in the years 2012 for California purposes and 2025 for Colorado purposes. As of December 31, 2011 the Company has Hong Kong net operating loss carryforwards of approximately $1.6 million, which has no expiration date. The Company also has Federal and California research and development tax credits of $2.8 million and $2.3 million respectively. The Federal research credits will begin to expire in the year 2021. The California research credits can be carried forward indefinitely.

Utilization of net operating loss and tax credit carryforwards is subject to ownership change rules as provided under Section 382 of the Internal Revenue Code and similar state provisions. The Company has performed an analysis to determine whether an ownership change has occurred from inception to December 31, 2011. The analysis has determined that two ownership changes have occurred during that period. As a result of the change in ownership, the analysis indicated that approximately $1.5 million of federal net operating losses will expire unused due to the Section 382 limitation. The deferred tax asset amount in the table above excludes the tax attributes that are not available due to the limitations under Section 382. In the event the Company has a subsequent change in ownership, net operating loss and tax credit carryovers could be further limited and may expire unutilized.

The Company establishes consistent thresholds in its accounting for uncertainties in income taxes. It defines the threshold for recognizing the benefits of the tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

As of December 31, 2011, all of the gross unrecognized tax benefits identified represent a reduction of deferred tax assets and a corresponding reduction of valuation allowance. If recognized, none of the unrecognized tax benefits would affect the Company’s annual effective tax rate.

The following table summarizes the activity related to our gross unrecognized tax benefits (in thousands):

	December 31,
	2009	2010	2011
Beginning balance	$1,089	$1,332	$1,548
Increase related to current year tax positions	243	210	121
Increase related to tax positions of prior years	—	6	—
Decrease related to tax positions of prior years	—	—	(18)

Ending balance	$1,332	$1,548	$1,651

The Company does not expect any significant changes to unrecognized tax benefits in the next 12 months. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and is subject to examination in all jurisdictions in which it does business. All tax years remain open to examination by all major taxing jurisdictions where the Company files tax returns. The statute of limitations for the tax returns varies by jurisdiction.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense. During the years ended December 31, 2009, 2010 and 2011, the Company did not record any interest or penalties for federal, state, and foreign income tax purposes.

A federal tax provision has not been provided as of December 31, 2009, 2010 and 2011 for U.S. income taxes or any withholding taxes on the undistributed earnings from the Company’s foreign subsidiaries. It is the present intention of management to reinvest the undistributed foreign earnings indefinitely in foreign operations. Generally, such earnings become subject to U.S. tax upon remittance of dividends and under certain other circumstances. The amount of foreign earnings as of December 31, 2011 was insignificant.

12. COMMITMENTS AND CONTINGENCIES

Lease Commitments — The Company leases office space under noncancelable operating leases with various expiration dates through February 2018. Office space leases include rent escalation provisions; accordingly, rent expense has been recorded on the straight-line basis over the lease term. Deferred rent of $0, $54,000, and $132,000 has been recorded as of December 31, 2010 and 2011 and March 31, 2012, respectively. Total rental expense in 2009, 2010, and 2011, and for the three months ended March 31, 2011 and 2012 was $510,000, $496,000, $580,000, $136,000 and $221,000, respectively, and includes both office space leases and equipment rentals.

Future annual minimum lease payments for operating lease obligations as of December 31, 2011, are as follows (in thousands):

Year ending December 31,
2012	$514
2013	503
2014	488
2015	517
2016	547
Thereafter	674

Total minimum lease payments	$3,243

Legal Proceedings — The Company is subject to various legal proceedings and claims arising in the ordinary course of business. Although occasional adverse decisions or settlements may occur, management believes that the final disposition of such matters will not have a material effect on the Company’s business, financial position, results of operations, or cash flows.

Indemnification — The Company indemnifies certain customers, distributors, suppliers, and subcontractors for attorney fees and damages and costs awarded against such parties in certain circumstances in which the Company’s products are alleged to infringe third-party intellectual property rights, including patents, registered trademarks, or copyrights. There were no indemnification costs in the years ended December 31, 2009, 2010, 2011 or the three months ended March 31, 2011 and 2012.

The Company’s Amended and Restated Bylaws require the Company to indemnify its directors and officers and employees to the fullest extent permitted by the California Code. In addition, certain of the Company’s current directors, including the Company’s chief executive officer, have entered into separate indemnification agreements with the Company. The Company’s Amended and Restated Certificate of Incorporation, as amended, limits the liability of directors to the Company or its stockholders to the fullest extent permitted by the California Code. The obligation to indemnify generally means that the Company is required to pay or reimburse the individuals’ reasonable legal expenses and possibly damages and other liabilities incurred in connection with these matters.

13. STOCKHOLDERS’ DEFICIT

Convertible Preferred Stock

Under the Company’s Eighth Amended and Restated Articles of Incorporation, as amended, the Company, as of December 31, 2010 and 2011, has authorized the issuance of 195,455,158 shares of convertible preferred stock, with a par value of $0.0001, which have been designated as Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock. Convertible preferred stock consists of the following (in thousands except share and per share amounts):

	As of December 31, 2010
Series	Period Issued	Price Per Share	Preferred Stock	Shares Authorized	Shares Outstanding	Liquidation Value
Series A	July 2001	$0.7384	$10,328	14,126,831	14,050,653	$10,375
Series B	February 2003	$0.5696	14,399	25,498,596	25,456,462	14,500
Series C	November and December 2005, January and April 2006	$0.4698	26,160	59,212,118	55,924,788	26,273
Series D	May, June and July 2007	$0.5005	12,810	37,617,613	27,577,367	13,802
Series E	June 2008, and March and May 2009	$0.3936	13,751	59,000,000	39,268,520	15,456

Total			$77,448	195,455,158	162,277,790	$80,406

	As of December 31, 2011
Series	Period Issued	Price Per Share	Preferred Stock	Shares Authorized	Shares Outstanding	Liquidation Value
Series A	July 2001	$0.7384	$10,328	14,126,831	14,050,653	$10,375
Series B	February 2003	$0.5696	14,399	25,498,596	25,456,462	14,500
Series C	November and December 2005, January and April 2006	$0.4698	26,160	59,212,118	55,924,788	26,273
Series D	May, June and July 2007	$0.5005	12,810	37,617,613	27,577,367	13,802
Series E	June 2008, and March and May 2009, and June 2011	$0.3936	16,856	59,000,000	47,157,478	18,561

Total			$80,553	195,455,158	170,166,748	$83,511

	As of March 31, 2012
Series	Period Issued	Price Per Share	Preferred Stock	Shares Authorized	Shares Outstanding	Liquidation Value
				(unaudited)
Series A	July 2001	$0.7384	$10,328	14,126,831	14,050,653	$10,375
Series B	February 2003	$0.5696	14,399	25,498,596	25,456,462	14,500
Series C	November and December 2005, January and April 2006	$0.4698	28,397	59,212,118	58,565,008	27,514
Series D	May, June and July 2007	$0.5005	12,810	37,617,613	27,577,367	13,802
Series E	June 2008, and March and May 2009, and June 2011	$0.3936	16,856	59,000,000	47,157,478	18,561

Total			$82,790	195,455,158	172,806,968	$84,752

In March through May 2009, the Company issued 7,827,886 shares of Series E convertible preferred stock at $0.3936 per share for cash proceeds of $3.0 million (net of issuance costs of $42,000) to existing investors, after reopening the Series E convertible preferred stock financing. In conjunction with the reopening of the Series E convertible preferred stock financing, the Company issued warrants to purchase 2,739,757 of Series E convertible preferred stock.

In June 2011, $2.9 million of convertible note principal and $247,000 of related accrued interest was converted into 7,888,958 shares of Series E convertible preferred stock.

In January and February 2012, the Company issued 2,640,220 shares of Series C convertible preferred stock upon the exercise of Series C convertible preferred stock warrants at an exercise price of $0.4698 per share for cash proceeds of $1.2 million.

The holders of convertible preferred stock have the following rights:

Dividends — Holders of the preferred stock are entitled to receive noncumulative dividends payable quarterly, in preference to the common shareholders at the following rate:

•	$0.0591 per share per annum on each outstanding share of Series A convertible preferred stock
•	$0.0456 per share per annum on each outstanding share of Series B convertible preferred stock
•	$0.0376 per share per annum on each outstanding share of Series C convertible preferred stock
•	$0.0400 per share per annum on each outstanding share of Series D convertible preferred stock
•	$0.0315 per share per annum on each outstanding share of Series E convertible preferred stock

No dividends have been declared to date. In the event dividends are paid on common stock, then the Company shall pay an additional dividend on all outstanding preferred stock in an amount per share (on an as-if-converted to common stock basis) equal to the amount paid or set aside for each share of common stock.

Voting — Each share has voting rights equivalent to the number of shares of common stock into which such preferred shares could be converted.

In June 2008, the bylaws were amended to define the number of directors at not less than five and no more than seven. The exact number of directors was then set at five, as follows:

•	The holders of preferred stock, voting as a separate class, shall be entitled to elect two directors
•	The holders of common stock, voting as a separate class, shall be entitled to elect one director
•	The holders of a majority of the outstanding shares of common stock and preferred stock, voting together as a single class, shall be entitled to elect two directors, so designated as joint directors

Conversion — Holders of preferred stock have the option to convert each share of preferred stock into common stock (subject to adjustment for events of dilution). Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, and Series E convertible preferred stock are convertible into 1.15 shares, one share, one share, one share, and one share of common stock, respectively. The preferred stock shall automatically be converted into common stock upon the earlier of (i) the date specified by the vote or written consent or agreement of holders of at least 60% of the then outstanding shares of preferred stock, voting or acting together as a single class or (ii) an underwritten public offering pursuant to an effective registration statement with a pre-offering valuation of at least $300 million and which results in aggregate cash proceeds of not less than $30 million. In addition, the Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock included down-round provisions which would adjust the conversion price for any additional stock issued without consideration or for a consideration per share less than the respective conversion price for one or more of the series of preferred stock in effect immediately prior to the issuance of such additional stock.

Liquidation — In the event of liquidation, dissolution, or winding-up of the Company, either voluntary or involuntary, the holders of the Series E convertible preferred stock, shall be entitled to receive, prior and in preference to any distribution to the other preferred or common holders, an amount of $0.3936 per share for each share of Series E convertible preferred stock held by them, plus all declared but unpaid dividends. If the distribution is insufficient to permit the payment to such holders of the full Series E convertible preferred stock preference amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series E convertible preferred stock, in proportion to the number of shares of Series E convertible preferred stock held by each. After payment in full to the holders of the Series E convertible preferred stock, Series D convertible preferred stock shall be entitled to receive, prior and in preference to any distribution to the other preferred or common holders, an amount of $0.5005 per share for each share of Series D convertible preferred stock, plus all declared but unpaid dividends. If the distribution is insufficient to permit the payment to such holders of the full Series D convertible preferred stock amount, then it will be distributed ratably among the Series D convertible preferred stock holders in proportion to the number of shares held by each. After payment in full to the holders of Series E convertible preferred stock and Series D convertible preferred stock, the Series C convertible preferred stock holders shall be entitled to receive $0.4698 per share for each share of Series C convertible preferred stock, plus all declared but unpaid dividends. If the distribution is insufficient to permit the payment to such holders of the full Series C convertible preferred stock amount, then it will be distributed ratably among the Series C convertible preferred stock holders in proportion to the number of shares held by each. After payment in full to the holders of the Series E convertible preferred stock, Series D convertible preferred stock, and Series C convertible preferred stock, any remaining assets and funds will be distributed to the holders of Series B convertible preferred stock and the Series A convertible preferred stock on a pari passu basis prior to any distribution to the common shareholders. The Series B convertible preferred stock shall be entitled to receive an amount per share equal to $0.5696 per share and the Series A convertible preferred stock shall be entitled to receive an amount per share equal to $0.7384 per share. If the distribution is insufficient to permit the payment to such holders of the full Series B convertible preferred stock and Series A convertible preferred stock amounts, then it will be distributed ratably among the Series B convertible preferred stock and Series A convertible preferred stock holders in proportion to the number of shares held by each. The remaining assets shall be distributed among the holders of preferred stock and common stock, pro rata, based on the number of shares of common stock held by each, as if conversion of all Series E convertible preferred stock, Series D convertible preferred stock, Series C convertible preferred stock, Series B convertible preferred stock, and Series A convertible preferred stock had occurred.

Common Stock

Under the terms of certain stock purchase agreements with employees, the Company has the right to repurchase such shares at the original price in certain circumstances. There were no shares subject to repurchase as of December 31, 2010 and 2011 or March 31, 2012.

Common Shares Reserved for Issuance — The Company has reserved shares of common stock for issuance as of December 31, 2011 and March 31, 2012, as follows:

	December 31, 2011	March 31, 2012
		(unaudited)
Conversion of Series A convertible preferred stock	16,165,451	16,165,451
Conversion of Series A convertible preferred stock warrants	87,643	87,643
Conversion of Series B convertible preferred stock	25,456,462	25,456,462
Conversion of Series C convertible preferred stock	55,924,788	58,565,008
Conversion of Series C convertible preferred stock warrants	3,287,330	601,319
Conversion of Series D convertible preferred stock	27,577,367	27,577,367
Conversion of Series D convertible preferred stock warrants	8,242,244	8,242,244
Conversion of Series E convertible preferred stock	47,157,478	47,157,478
Conversion of Series E convertible preferred stock warrants	9,824,950	9,824,950
Options outstanding under stock option plan	44,591,429	49,354,575
Options available for grant under stock option plan	11,233,801	6,070,239

Total	249,548,943	249,102,736

Convertible Preferred Stock Warrants

The Company has issued warrants in connection with various transactions. The Series A convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, and Series E convertible preferred stock warrants expire at various dates through November 2018 and shall automatically be exercised and converted into common stock upon an underwritten public offering pursuant to an effective registration statement, except for warrants for 76,178, 601,319, 749,750, and 550,000 shares of Series A convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, and Series E convertible preferred stock, respectively, which will convert into warrants for common stock (all based on a one for one conversion ratio except for the Series A preferred stock warrants, which will convert at a ratio of 1.15 shares of common stock for each share of Series A convertible preferred stock).

Prior to January 1, 2009, the Company had recorded these warrants as a component of stockholders’ equity. On January 1, 2009, the Company adopted new guidance relating to the accounting for contracts in an entity’s own equity. The adoption of this new guidance resulted in the Company determining that the warrants to purchase convertible preferred stock should be classified as liabilities and recorded at their fair value at each balance sheet date, with the increase or decrease in fair value reported in other income (expense) in the consolidated statement of operations and comprehensive income (loss). On January 1, 2009, the Company reclassified the carrying value of its convertible preferred stock warrants from stockholders’ equity to a convertible preferred stock warrant liability. The difference between the fair value of the warrants at January 1, 2009, and the amount previously recorded in stockholders’ equity was $3.9 million and was recorded as a decrease in accumulated deficit upon adoption. The change in fair value of the preferred stock warrant liability for the years ended December 31, 2009, 2010, and 2011 was $3.0 million, $190,000, and $3.1 million, respectively. The change in fair value of the preferred stock warrant liability for the three months ended March 31, 2011 and 2012 was $0.7 million and $4.7 million, respectively. These amounts were recorded in the consolidated statements of operations and comprehensive income (loss) as change in fair value of convertible preferred warrant liability. The assumptions used to revalue convertible preferred stock warrants using the Black-Scholes model are as follows:

	Year Ended December 31			Three Months Ended March 31,
	2009	2010	2011	2011	2012
(unaudited)
Estimated term (years)	0.6 – 8.9	1.3 – 7.9	0.4 – 7.7	1.0 – 7.7	0.1 – 6.7
Risk-free rate	1.4 – 3.1%	0.3 – 2.7%	0.1 – 2.8%	0.3 – 2.8%	0.2 – 1.6%
Volatility	48.1 – 49.3%	40.9 – 46.7%	22.9 – 47.3%	31.1 – 46.4%	26.2 – 34.0%
Dividend	—	—	—	—	—

The Company will continue to adjust the preferred stock warrant liability for changes in the fair value of the warrants until the earlier of the exercise of the warrants or the conversion of the underlying preferred stock into common stock, at which time the liability will be reclassified to stockholders’ equity, or the expiration of the warrant.

In March through May 2009, in conjunction with the reopening of the Series E convertible preferred stock financing, the Company issued warrants to purchase 2,739,757 shares of Series E convertible preferred stock with an exercise price of $0.3936 per share to existing investors. The warrants are exercisable any time at the option of the holder and expire on various dates between March and May 2016. The fair value of the warrants of $228,000 was initially determined using the Black-Scholes model with the following assumptions; contractual life of seven years, risk-free interest rate between 2.2% and 2.7%, volatility of 53.1%, and no dividends during the expected term. The fair values of the warrants were recorded as a reduction in the proceeds from the Series E convertible preferred stock issuance and an increase to convertible preferred stock warrant liability.

In August 2009, in connection with the Convertible Note Agreement with current stockholders, the Company issued warrants to purchase 2,541,382 shares in the next equity financing or shares of Series E convertible preferred stock if the next equity financing did not occur. The warrants were issued with an exercise price of $0.20 per share for each share of Series E convertible preferred stock. The fair value of the warrants of $767,000 was initially determined using the Black-Scholes model with the following assumptions; contractual life of seven years, risk-free interest rate of 3.1%, volatility of 55%, and no dividends during the expected term. The fair value of the warrants was recorded as a discount on the related notes payable and an increase to convertible preferred stock warrant liability.

In January and February 2012, 2,640,220 of the outstanding Series C convertible preferred stock warrants were exercised for gross proceeds of $1.2 million, while 45,791 Series C convertible preferred stock warrants expired. The Company reclassified $997,000 of convertible preferred stock warrants liability to equity upon the exercise of these warrants.

As of December 31, 2010, and December 31, 2011, the following fully vested warrants were outstanding (in thousands except share and per share amounts):

Series	Weighted Average Exercise Price	Warrants	Value as of December 31, 2010	Value as of December 31, 2011
A	$0.7400	76,178	$16	$25
C	$0.4698	3,287,330	434	842
D	$0.2688	8,242,244	2,485	3,865
E	$0.3202	9,824,950	2,420	3,768

Total		21,430,702	$5,355	$8,500

As of March 31, 2012, the following fully vested warrants were outstanding (in thousands except share and per share amounts):

Series	Weighted Average Exercise Price	Warrants	Value as of March 31, 2012
		(unaudited)
A	$0.7400	76,178	$41
C	$0.4698	601,319	343
D	$0.2688	8,242,244	6,231
E	$0.3202	9,824,950	6,625

Total		18,744,691	$13,240

14. STOCK-BASED COMPENSATION

The 2010 Equity Incentive Plan (as amended, the “2010 Plan”) received shareholder approval in November 2010 and was amended in September 2011. The 2010 Plan replaces the 2000 Stock Plan (“2000 Stock Plan”) that expired on July 13, 2010. No additional shares were proposed for the plan. The remaining shares available under the 2000 Stock Plan were incorporated into the 2010 Plan.

The Company’s 2000 Stock Plan (as amended, the “2000 Stock Plan”) was divided into two separate equity programs: (i) the option grant program under which eligible employees and nonemployees may be granted both incentive and nonstatutory options to purchase shares of common stock and (ii) the stock issuance program under which eligible employees and nonemployees may be issued shares of common stock directly, either through immediate purchase of such shares or as consideration for services rendered to the Company (“Stock Purchase Rights”). Under the 2000 Stock Plan, employees, directors, consultants and other independent advisors who provided services to the Company could be granted Stock Purchase Rights or options to purchase shares of the Company’s common stock. The 2000 Stock Plan permitted Stock Purchase Rights and incentive stock options to be granted at prices no less than 85% of the fair market value per share of common stock on the option grant date. If the Stock Purchase Rights or option was granted to a 10% shareholder, then the purchase or exercise price per share was to be no less than 110% of the fair market value per share of common stock on the grant date. Stock option grants generally expired 10 years from the date of grant and generally vested over a four-year period.

The Company’s 2010 Plan is divided into four separate equity programs: (i) the option grant program under which, (a) eligible employees may be granted incentive options (“ISOs”) to purchase shares of common stock or (b) eligible employees, directors or consultants (“service providers”) may be granted nonstatutory options (“NSOs”) to purchase shares of common stock (“Stock Options”); (ii) the restricted stock purchase program under which eligible service providers may be issued shares of common stock directly, either through immediate purchase of such shares or as consideration for services rendered to the Company (“Restricted Stock”); (iii) the stock appreciation rights program under which eligible service providers may be granted stock appreciation rights to receive payment from the Company upon exercise of the appreciated stock right (“Stock Appreciation Rights”); and (iv) the restricted stock units program under which eligible service providers may be granted restricted stock units (“RSUs”) to receive payment from the Company based on specified vesting criteria.

Under the 2010 Plan, employees and service providers may be granted options to purchase shares of the Company’s common stock, while eligible service providers may be granted Restricted Stock, Stock Appreciation Rights, or Restricted Stock Units. As of December 31, 2009, 2010, and 2011 and March 31, 2012, no Restricted Stock, Stock Appreciation Rights or RSUs have been issued to service providers.

The 2010 Plan permits stock options to be granted at prices no less than 100% of the fair market value per share of common stock on the option grant date. If the option is granted to a 10% shareholder, then the purchase or exercise price per share shall not be less than 110% of the fair market value per share of common stock on the grant date. Stock option grants generally expire 10 years from the date of grant and generally vest over a four-year period.

Under the Restricted Stock purchase program, shares of the Company’s common stock can be issued to Service Providers in the amounts, restriction periods, and such other terms and conditions as the Company’s board of directors, in its sole discretion, will determine. Restricted Stock issued is non-transferrable until period of restriction has ended.

Under the 2010 Plan, Stock Appreciation Rights can be granted at no less than 100% of the fair market value per share of common stock on the grant date. Upon exercise of a Stock Appreciation Right, the amount of payment is determined by multiplying (i) the difference between the fair market value at the date of exercise and exercise price; times (ii) the number of shares exercised associated with the Stock Appreciation Right. Payment may be in cash, shares of equivalent value or in some combination of both. The expiration date of granted Stock Appreciation Rights is determined by the Company’s board of directors, in its sole discretion, but the expiration date cannot exceed 10 years from the date of grant.

Under the Restricted Stock Units program, RSUs are granted to service providers with vesting criteria determined by the Company’s board of directors, which, depending on the extent to which the criteria are met determines the number of RSUs to be paid out. The vesting criteria are typically based upon, but not limited to, achieving Company, business unit, or individual goals. The Company’s board of directors may reduce or waive the vesting criteria to receive payment. Payment may be in cash, shares of equivalent value, or in some combination of both. All unearned RSUs are forfeited to the Company.

As of December 31, 2010 and 2011, and March 31, 2012, the Company has granted only ISO’s and NSO’s under the 2010 Plan. The 2010 Plan expires in November 2020.

The Company has issued options with the following exercise prices between January 1, 2011 and March 31, 2012:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Market Value Per Share at Grant Date	Intrinsic Value Per Share at Grant Date
August 18, 2011	2,594,500	0.50	0.50	—
October 20, 2011	834,000	0.50	0.36	(0.14)
December 15, 2011	1,665,000	0.31	0.51	0.20
February 17, 2012	2,579,500	0.55	0.73	0.18
March 10, 2012	2,586,000	0.55	0.80	0.25

The activity under the Company’s stock option plans during 2009, 2010 and 2011 and for the three months ended March 31, 2012 is summarized as follows (in thousands, except share and per share data):

	Shares Available for Grant	Options Outstanding	Weighted- Average Exercise Price	Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value

Outstanding — January 1, 2009	8,513,778	37,110,900	$0.14	8.5	$206
Options granted (weighted-average fair value of $0.09 per share)	(3,957,000)	3,957,000	0.14		—
Options exercised	—	(81,250)	0.13		(1)
Options canceled	4,766,211	(4,766,211)	0.13		(51)

Outstanding — December 31, 2009	9,322,989	36,220,439	$0.14	8.0	$154

Options granted (weighted-average fair value of $0.09 per share)	(8,875,000)	8,875,000	0.14		—
Options exercised	—	(318,041)	0.12		(6)
Options canceled	4,093,009	(4,093,009)	0.14		(42)

Outstanding — December 31, 2010	4,540,998	40,684,389	$0.14	7.4	$9,791

Additional shares authorized	11,000,000	—	—
Options granted (weighted-average fair value of $0.24 per share)	(5,093,500)	5,093,500	0.44		—
Options exercised	—	(400,157)	0.14		(108)
Options canceled	786,303	(786,303)	0.14		(226)

Outstanding — December 31, 2011	11,233,801	44,591,429	$0.17	6.8	$16,790

Options granted (weighted average fair value of $0.42 per share) (unaudited)	(5,165,500)	5,165,500	0.55		1,106
Options exercised (unaudited)	—	(400,416)	0.13		(241)
Options cancelled (unaudited)	1,938	(1,938)	0.53		—

Outstanding — March 31, 2012 (unaudited)	6,070,239	49,354,575	0.21	6.9	32,416

Options vested and exercisable as of December 31, 2011		31,368,383	$0.14	6.0	$12,890

Options vested and expected to vest as of December 31, 2011		43,405,154	$0.17	6.7	$16,413

Options vested and exercisable as of March 31, 2012 (unaudited)		32,838,111	$0.14	5.9	$23,970

Options vested and expected to vest as of March 31, 2012 (unaudited)		48,073,016	$0.21	6.7	$31,723

The weighted-average grant date fair value of options granted was $0.09, $0.09, $0.24 and $0.42 for the years ended December 31, 2009, 2010, and 2011, and the three months ended March 31, 2012, respectively. The total intrinsic value of options exercised during the year ended December 31, 2009, 2010, and 2011 and the three months ended March 31, 2012 was $1,000, $6,000, $108,000, and $241,000, respectively.

The following table summarizes the stock options outstanding as of December 31, 2011:

Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (In Years)	Weighted- Average Exercise Price of Options Outstanding	Number Exercisable	Weighted- Average Exercise Price of Options Exercisable
$ 0.10	892,800	2.9	$0.10	892,800	$0.10
0.13	8,854,713	4.6	0.13	8,854,713	0.13
0.14	19,795,916	7.5	0.14	18,502,791	0.14
0.15	9,954,500	6.2	0.15	9,954,500	0.15
0.31	1,665,000	10.0	0.31	1,600,000	0.31
0.50	3,428,500	9.7	0.50	2,700,000	0.50

	44,591,429	6.8	$0.17	42,504,804	$0.17

The following table summarizes the stock options outstanding as of March 31, 2012:

Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (In Years)	Weighted- Average Exercise Price of Options Outstanding	Number Exercisable	Weighted- Average Exercise Price of Options Exercisable
			(unaudited)
$ 0.10	892,800	2.6	$0.10	892,800	$0.10
0.13	8,534,713	4.3	0.13	8,534,713	0.13
0.14	19,715,500	7.3	0.14	18,633,903	0.14
0.15	9,954,500	5.9	0.15	9,954,500	0.15
0.31	1,665,000	9.7	0.31	1,600,000	0.31
0.50	3,427,562	9.4	0.50	2,731,608	0.50
0.55	5,164,500	9.9	0.55	2,295,000	0.55

	49,354,575	6.9	$0.21	44,642,524	$0.19

The Company estimates the fair value of stock options granted on the grant date using the Black-Scholes option-pricing model and applies the straight-line method of expense attribution. The difference between the number of shares exercisable above and options vested and exercisable as of December 31, 2011 and March 31, 2012 is due to outstanding options which contain provisions allowing for early exercise of such awards prior to vesting.

Weighted-average assumptions used to value stock options granted to employees for the years ended December 31, 2009, 2010, and 2011 and for the three months ended March 31, 2011 and 2012 are as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
Expected term (years)	5.5 – 6.5	5.6 – 6.5	5.6 – 6.5	—	6.0 – 6.1
Risk-free rate	1.4 – 5.1%	1.4 – 5.1%	1.1 – 4.9%	—	1.2%
Volatility	50.0 – 58.3%	50.0 – 58.2%	48.9 – 58.3%	—	47.6%
Dividend	—	—	—	—	—

To estimate volatility, management determined a group of publicly traded peer companies that operate in a similar industry and calculated the average historical volatilities of these companies. The risk-free interest rate used was the Federal Reserve Bank’s constant maturities interest rate commensurate with the expected life of the options. The expected dividend yield was 0%, as the Company does not anticipate paying a dividend within the relevant timeframe. The expected term of the options was estimated using the simplified method allowed under SEC guidance.

The Company recorded employee stock-based compensation expense of $557,000, $612,000, and $763,000 for the years ended December 31, 2009, 2010, and 2011, respectively, and $170,000 and $284,000 for the three months ended March 31, 2011 and 2012, respectively. As of December 31, 2011 and March 31, 2012, approximately $1.6 million and $3.4 million, respectively, of total unrecognized compensation cost related to unvested stock options is expected to be recognized ratably over a weighted-average period of 2.5 years and 3.4 years, respectively.

The stock-based compensation by expense category as of December 31, 2009, 2010, and 2011 is as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31 ,
	2009	2010	2011	2011	2012
				(unaudited)
Cost of goods sold	$24	$44	$72	$14	$30
Research and development	165	158	155	38	75
Sales and marketing	73	116	197	38	87
General and administrative	295	294	339	80	92

Total stock-based compensation	$557	$612	$763	$170	$284

15. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution plan (the “Plan”) covering substantially all employees of the Company. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees.

Eligible employees may contribute from 0% to 100% of their annual compensation to the Plan, limited to a maximum amount set periodically by the Internal Revenue Service. The Plan also allows for discretionary employer contributions. The Company has not made any contributions to date.

16. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise for which discrete financial information is available and evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company is organized as, and operates in, one reportable segment. The Company has two operating segments, AC/DC and DC/DC, which have discrete financial information and which are aggregated into one reportable segment based on the applicable aggregation criteria. The operating segments were aggregated based on similar economic characteristics and similar nature of products, all of which address power management needs. In addition, they utilize the same production processes, including common front-end design tools and equipment, common foundry and test partners and interchangeable raw materials, as well as the same back-end support and testing personnel. They also have similar types of customers and distribution methods given the Company’s targeting of original design manufacturers (“ODMs”) and distributors. The Company’s Chief Executive Officer, who is considered to be the chief operating decision maker, reviews financial information presented on a consolidated basis as well as discrete financial information by operating segment for purposes of evaluating financial performance and allocating resources.

Revenue by region is classified based on the locations to which the product is shipped, which may differ from the customer’s principal offices. Revenue by geographic region for the years ended December 31, 2009, 2010, and 2011 and the three months ended March 31, 2011 and 2012 were as follows (in thousands):

		Year Ended December 31,						Three Months Ended March 31,
		2009		2010		2011		2011		2012
								(unaudited)
China	$	10,237	$	18,985	$	28,716	$	4,985	$	8,685
Korea		7,084		6,568		11,914		1,314		5,436
Taiwan		1,059		3,706		5,223		1,486		928
Japan		62		374		2,952		461		548
United States		177		1,071		1,563		693		531
Other		2		19		59		6		15

Total revenue	$	18,621	$	30,723	$	50,427	$	8,945		$16,143

Revenue by product family for the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012 was as follows (in thousands):

		Year Ended December 31,						Three Months Ended March 31,
		2009		2010		2011		2011		2012
								(unaudited)
AC/DC power conversion	$	18,606	$	27,877	$	42,346	$	7,233	$	13,340
LED Solid State Lighting		15		2,841		6,563		1,558		2,554
LED display backlighting		—		5		1,518		154		249

Total revenue	$	18,621	$	30,723	$	50,427	$	8,945	$	16,143

The following table presents property and equipment, net of accumulated depreciation, by geographic area which is based on the physical location of the assets as of December 31, 2010 and 2011 and March 31, 2012 (in thousands):

		2010		2011		March 31, 2012
						(unaudited)
United States	$	804	$	941	$	1,141
China		94		212		200
Other		15		48		116

Total property and equipment – net	$	913	$	1,201	$	1,457

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item  13.  Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except for the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority filing fee and The NASDAQ Global Market listing fee.

Securities and Exchange Commission registration fee	$	*
Financial Industry Regulatory Authority filing fee		*
The NASDAQ Global Market listing fee		*
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14.  Indemnification of Directors and Officers

On completion of this offering, the Registrant’s restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and intends to maintain insurance on behalf of each and any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15.  Recent Sales of Unregistered Securities

Since March 31, 2009, the Registrant issued unregistered securities to a limited number of persons, as described below.

Sales of Convertible Promissory Notes and Preferred Stock

•

In March and May 2009, the Registrant issued and sold an aggregate of 7,827,886 shares of the Registrant’s Series E preferred stock to a total of 13 accredited investors at $0.3936 per share, for aggregate proceeds of $3.1 million.

•	In August and October 2009, the Registrant issued and sold convertible promissory notes to a total of six investors for an aggregate principal amount of $2.9 million.

•

In June 2011, the Registrant issued and sold an aggregate of 7,888,958 shares of the Registrant’s Series E preferred stock to a total of six accredited investors at $0.3936 per share for an aggregate purchase price, comprised solely of conversion of indebtedness of the Registrant and interest accrued thereupon, of $3.1 million.

•

In February 2012, the Registrant issued and sold an aggregate of 2,640,220 shares of the Registrant’s Series C preferred stock to a total of 11 accredited investors at $0.46980 per share upon the exercise of outstanding warrants for an aggregate purchase price of $1.2 million.

Warrants

•

In March and May 2009, the Registrant issued warrants to purchase an aggregate of 2,739,757 shares of the Registrant’s Series E preferred stock to 13 accredited investors at an exercise price of $0.3936 per share.

•

In August and October 2009, the Registrant issued warrants to purchase an aggregate of 2,541,382 shares of the Registrant’s Series E preferred stock to six accredited investors at an exercise price of $0.20 per share.

Options and Common Stock Issuances

•

From March 31, 2009 through March 31, 2012, the Registrant granted to its employees, consultants and other service providers options to purchase an aggregate of 22,578,500 shares of common stock at prices ranging from $0.14 to $0.55 per share for an aggregate purchase price of $6.8 million.

•

From March 31, 2009 through March 31, 2012, the Registrant issued and sold an aggregate of 1,199,864 shares of common stock upon the exercise of options issued to certain employees, consultants and other service providers at exercise prices ranging from $0.10 to $0.15 per share, for an aggregate consideration of $0.2 million.

•

In February 2012, the Registrant issued and sold an aggregate of 5,000,000 shares of the Registrant’s common stock to two accredited investors in partial consideration for assets purchased by the Registrant.

•

In May 2012, the Registrant granted to its employees, consultants and other service providers options to purchase an aggregate of 4,361,750 shares of common stock at a price of $0.95 per share for an aggregate purchase price of $4.1 million.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes the transactions were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 4(2) thereof, and the rules and regulations promulgated thereunder, or Rule 701 thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients of securities pursuant to Items 1 and 2 above were accredited or sophisticated and either received adequate information about the Registrant or had access, through their relationships with the Registrant, to such information.

Item 16.  Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of the Registrant, as currently in effect.

3.2	Bylaws of the Registrant, as currently in effect.

3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1*	Specimen common stock certificate of the Registrant.

4.2†	Amended and Restated Investors’ Rights Agreement, dated as of March 24, 2009, between Registrant and certain holders of the Registrant’s capital stock named therein.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1#*	Form of Indemnification Agreement between the Registrant and its directors and officers.

10.2#†	2000 Stock Plan and Form of Stock Option Agreement under 2000 Stock Plan.

10.3#†	2010 Equity Incentive Plan and Form of Stock Option Agreement under 2010 Equity Incentive Plan.

10.4#*	2012 Equity Incentive Plan and Form of Stock Option Agreement under 2012 Equity Incentive Plan.

10.5#*	2012 Employee Stock Purchase Plan.

10.6†	Commercial Office Lease, dated as of July 20, 2011, between Campbell Technology Park, LLC and Registrant.

10.7†	First Amendment to Commercial Office Lease, dated as of November 11, 2011, between Campbell Technology Park, LLC and Registrant.

10.8†	Loan and Security Agreement, dated as of November 25, 2008, between Silicon Valley Bank and Registrant.

10.9†	Amendment to Loan and Security Agreement, dated as of September 28, 2009, between Silicon Valley Bank and Registrant.

Exhibit Number	Description

10.10†	Amendment to Loan and Security Agreement, dated as of March 31, 2009, between Silicon Valley Bank and Registrant.

10.11†	Amendment to Loan and Security Agreement, dated as of March 12, 2010, between Silicon Valley Bank and Registrant.

10.12†	Amendment to Loan and Security Agreement, dated as of April 21, 2010, between Silicon Valley Bank and Registrant.

10.13†	Amendment to Loan and Security Agreement, dated as of June 18, 2010, between Silicon Valley Bank and Registrant.

10.14†	Amendment to Loan and Security Agreement, dated as of June 14, 2011, between Silicon Valley Bank and Registrant.

10.15†	Amendment to Loan and Security Agreement, dated as of November 23, 2011, between Silicon Valley Bank and Registrant.

10.16†	Amendment to Loan and Security Agreement, dated as of December 24, 2011, between Silicon Valley Bank and Registrant.

10.17†	Amendment to Loan and Security Agreement, dated as of January 23, 2012, between Silicon Valley Bank and Registrant.

10.18#†	Employment Offer Letter between the Registrant and Ron Edgerton, dated as of February 7, 2008.

10.19#†	Employment Offer Letter between the Registrant and James V. McCanna, dated as of April 25, 2008.

10.20#†	Employment Offer Letter between the Registrant and Scott Brown, dated as of October 14, 2011.

10.21#†	Employment Offer Letter between the Registrant and Alex Sinar, dated as of October 20, 2011.

10.22#*	Form of Change of Control Agreement for the Chief Executive Officer.

10.23#*	Form of Change of Control Agreement for other Executive Officers.

10.24†	Exclusive Equipment Lease Agreement, dated as of January 11, 2012, between International Green Chip Co., Ltd. and iWatt HK Ltd.

10.25†	Addendum to Exclusive Equipment Lease Agreement, dated as of February 29, 2012, between International Green Chip Co., Ltd. and iWatt HK Ltd.

10.26†	Technology Transfer Agreement, dated as of February 29, 2012, between International Green Chip Co., Ltd. and Registrant.

21.1†	List of subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche, LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-7 to this registration statement on Form S-1).

99.1†	Confidential Draft of Form S-1.

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†	Previously filed.

Item 17.  Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)        For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)        For the purpose of determining any liability under the Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)        To provide to the underwriters at the closing(s) specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(4)        That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)        Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)        Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)        The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)        Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campbell, State of California, on the 11th day of July, 2012.

IWATT INC.

By:	/s/ Ron Edgerton
Ron Edgerton
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated.

	Name	Title	Date

	/S/ RON EDGERTON Ron Edgerton	President, Chief Executive Officer and Director (Principal Executive Officer)	July 11, 2012

	/S/ JAMES V. MCCANNA James V. McCanna	Chief Financial Officer (Principal Financial and Accounting Officer)	July 11, 2012

	* Jack C. Carsten	Director	July 11, 2012

	* Kaj den Daas	Director	July 11, 2012

	* Lawrence G. Finch	Director	July 11, 2012

	* James D. Marver	Director	July 11, 2012

	* Brian McDonald	Director	July 11, 2012

	* Lee Stoian	Director	July 11, 2012

*By:	/S/ RON EDGERTON Ron Edgerton Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of the Registrant, as currently in effect.

3.2	Bylaws of the Registrant, as currently in effect.

3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1*	Specimen common stock certificate of the Registrant.

4.2†	Amended and Restated Investors’ Rights Agreement, dated as of March 24, 2009, between Registrant and certain holders of the Registrant’s capital stock named therein.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1#*	Form of Indemnification Agreement between the Registrant and its directors and officers.

10.2#†	2000 Stock Plan and Form of Stock Option Agreement under 2000 Stock Plan.

10.3#†	2010 Equity Incentive Plan and Form of Stock Option Agreement under 2010 Equity Incentive Plan.

10.4#*	2012 Equity Incentive Plan and Form of Stock Option Agreement under 2012 Equity Incentive Plan.

10.5#*	2012 Employee Stock Purchase Plan.

10.6†	Commercial Office Lease, dated as of July 20, 2011, between Campbell Technology Park, LLC and Registrant.

10.7†	First Amendment to Commercial Office Lease, dated as of November 11, 2011, between Campbell Technology Park, LLC and Registrant.

10.8†	Loan and Security Agreement, dated as of November 25, 2008, between Silicon Valley Bank and Registrant.

10.9†	Amendment to Loan and Security Agreement, dated as of September 28, 2009, between Silicon Valley Bank and Registrant.

10.10†	Amendment to Loan and Security Agreement, dated March 31, 2009, between Silicon Valley Bank and Registrant.

10.11†	Amendment to Loan and Security Agreement, dated as of March 12, 2010, between Silicon Valley Bank and Registrant.

10.12†	Amendment to Loan and Security Agreement, dated as of April 21, 2010, between Silicon Valley Bank and Registrant.

10.13†	Amendment to Loan and Security Agreement, dated as of June 18, 2010, between Silicon Valley Bank and Registrant.

10.14†	Amendment to Loan and Security Agreement, dated as of June 14, 2011, between Silicon Valley Bank and Registrant.

10.15†	Amendment to Loan and Security Agreement, dated as of November 23, 2011, between Silicon Valley Bank and Registrant.

10.16†	Amendment to Loan and Security Agreement, dated as of December 24, 2011, between Silicon Valley Bank and Registrant.

Exhibit Number	Description

10.17†	Amendment to Loan and Security Agreement, dated as of January 23, 2012, between Silicon Valley Bank and Registrant.

10.18#†	Employment Offer Letter between the Registrant and Ron Edgerton, dated as of February 7, 2008.

10.19#†	Employment Offer Letter between the Registrant and James V. McCanna, dated as of April 25, 2008.

10.20#†	Employment Offer Letter between the Registrant and Scott Brown, dated as of October 14, 2011.

10.21#†	Employment Offer Letter between the Registrant and Alex Sinar, dated as of October 20, 2011.

10.22#*	Form of Change of Control Agreement for the Chief Executive Officer.

10.23#*	Form of Change of Control Agreement for other Executive Officers.

10.24†	Exclusive Equipment Lease Agreement, dated as of January 11, 2012, between International Green Chip Co., Ltd. and iWatt HK Ltd.

10.25†	Addendum to Exclusive Equipment Lease Agreement, dated as of February 29, 2012, between International Green Chip Co., Ltd. and iWatt HK Ltd.

10.26†	Technology Transfer Agreement, dated as of February 29, 2012, between International Green Chip Co., Ltd. and Registrant.

21.1†	List of subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-7 to this registration statement on Form S-1).

99.1†	Confidential Draft of Form S-1.

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†	Previously filed.